This document is important and requires your immediate attention. If you are in doubt as to how to deal with it, you should consult your investment advisor, stockbroker, bank manager, trust company manager, accountant, lawyer or other professional advisor.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, the Offeror or its agents may, in the Offeror’s sole discretion, take such action as the Offeror may deem necessary to extend the Offer to Shareholders in such jurisdiction.

This Offer has not been approved or disapproved by any securities regulatory authority, nor has any securities regulatory authority passed upon the fairness or merits of this Offer or upon the adequacy of the information contained in this document. Any representation to the contrary is an offence.

November 5, 2007

WEGA MINING INC.

a wholly-owned subsidiary of

WEGA MINING ASA
OFFER TO PURCHASE FOR CASH

all of the outstanding Common Shares of

GOLDBELT RESOURCES LTD.

on the basis of
Cdn.$1.55 for each Common Share

Wega Mining Inc. (the “Offeror”) hereby offers (the “Offer”) to purchase all of the issued and outstanding common shares (the “Common Shares”) of Goldbelt Resources Ltd. (“Goldbelt”), including Common Shares that may become issued and outstanding after the date of this Offer but before the expiry time of the Offer pursuant to performance rights entitling holders to obtain Common Shares and upon the conversion, exchange or exercise of options or other securities of Goldbelt that are convertible into or exchangeable or exercisable for Common Shares, at a price of Cdn.$1.55 cash per Common Share. The Offeror is a wholly-owned subsidiary of Wega Mining ASA (“Wega Mining”).

The Offer is open for acceptance until 8:00 p.m. (Toronto time) on December 13, 2007 (the “Expiry Time”), unless the Offer is extended or withdrawn.

The Offer is conditional on, among other things, there having been validly deposited under the Offer and not withdrawn at the Expiry Time such number of Common Shares that constitutes at least 66 2/3% of the Common Shares then outstanding (calculated on a fully diluted basis). This and the other conditions of the Offer are described in Section 4 of the Offer, “Conditions of the Offer”. Subject to applicable laws, the Offeror reserves the right to withdraw the Offer and to not take up and pay for any Common Shares deposited under the Offer unless each of the conditions of the Offer is satisfied or waived at or prior to the Expiry Time.

The Board of Directors of Goldbelt, upon consultation with its financial and legal advisors and on receipt of a recommendation of its special committee, has unanimously determined that the Offer is in the best interests of Goldbelt and the holders of Common Shares (the “Shareholders”) and, accordingly, has resolved unanimously to RECOMMEND to the Shareholders that they ACCEPT the Offer and DEPOSIT their Common Shares under the Offer. Goldbelt’s financial advisors have delivered an opinion to Goldbelt’s special committee and the Board of Directors of Goldbelt that the consideration to be received under the Offer is fair, from a financial point of view, to all Shareholders (other than the Offeror, Wega Mining and its or their affiliates). For further information, see the directors’ circular of Goldbelt accompanying the Offer and accompanying circular (the “Circular”).

The Common Shares are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “GLD”. The closing price of the Common Shares on the TSX on October 17, 2007, the last trading day prior to the announcement of Wega Mining’s intention to make the Offer, was Cdn.$1.16. The Offer represents a premium of approximately 43% over the volume-weighted average trading price of the Common Shares on the TSX for the 20 trading days ending October 17, 2007. The Offer also represents a premium of approximately 34% over the October 17, 2007 closing price of the Common Shares on the TSX.

Wega Mining, the Offeror and Goldbelt have entered into a support agreement dated October 17, 2007 pursuant to which the Offeror has agreed to make the Offer and Goldbelt has agreed to support the Offer, subject to the terms and conditions of such support agreement, and not solicit any competing acquisition proposals. Pursuant to lock-up agreements entered into with Dundee Precious Metals Inc. and the Executive Chairman and the President and Chief Executive Officer of Goldbelt, each has agreed to deposit under the Offer and not withdraw, subject to certain exceptions, Common Shares representing, in the aggregate, 34,596,894 Common Shares or approximately 47% of the outstanding Common Shares (calculated on a fully diluted basis prior to taking into account the Offeror’s subscription for Common Shares). See Section 5, “Support Agreement” and Section 6, “Lock-Up Agreements” of the accompanying Circular.

Shareholders who wish to accept the Offer must properly complete and execute the accompanying Letter of Transmittal (printed on BLUE paper) or a manually executed facsimile thereof and deposit it, at or prior to the Expiry Time, together with certificate(s) representing their Common Shares and all other required documents with Computershare Investor Services Inc. (the “Depositary”) at any of the offices set out in the Letter of Transmittal, in accordance with the instructions in the Letter of Transmittal. Alternatively, Shareholders may (1) accept the Offer by following the procedures for book-entry transfer of Common Shares set out in Section 3 of the Offer, “Manner of Acceptance — Acceptance by Book-Entry Transfer”; or (2) follow the procedure for guaranteed delivery set out in Section 3 of the Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery”, using the accompanying Notice of Guaranteed Delivery (printed on GREEN paper) or a manually executed facsimile thereof. Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Common Shares directly with the Depositary.

Questions and requests for assistance may be directed to Kingsdale Shareholder Services Inc. (the “Information Agent”) or the Depositary. Additional copies of this document, the Letter of Transmittal and the Notice of Guaranteed Delivery may also be obtained without charge from the Information Agent or the Depositary at their respective addresses provided at the end of this document. Their contact details are provided at the end of this document.

No broker, dealer, salesperson or other person has been authorized to give any information or make any representation other than those contained in this document, and, if given or made, such information or representation must not be relied upon as having been authorized by the Offeror, Wega Mining, the Information Agent or the Depositary.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Offeror or its agents may, in the Offeror’s sole discretion, take such action as the Offeror may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

This tender offer is made for the securities of a Canadian issuer and while the Offer is subject to disclosure requirements in Canada, investors should be aware that these requirements are different from those of the United States.

Shareholders in the United States should be aware that the disposition of Common Shares by them as described herein may have tax consequences both in the United States and in Canada. Such consequences may not be fully described herein and such holders are urged to consult their tax advisors. See Section 18 of the Circular, “Certain Canadian Federal Income Tax Considerations”, and Section 19 of the Circular, “Certain United States Federal Income Tax Considerations”.

Shareholders in the United States should be aware that Wega Mining, the Offeror or their affiliates, directly or indirectly, may bid for or make purchases of Common Shares during the period of the Offer, as permitted by applicable Canadian or provincial laws or regulations.

The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Offeror is incorporated under the laws of the Province of British Columbia, Canada, that Wega Mining is existing under the laws of Norway, that Goldbelt is incorporated under the laws of the Province of British Columbia, Canada, and that the Offeror’s sole officer and one of its two directors is a resident of Canada, the Offeror’s other director is a resident of Norway, a majority of Wega Mining’s officers and directors are residents of Norway and some of Goldbelt’s officers and directors are residents of Canada or other foreign countries, and that all or a substantial portion of the assets of the Offeror, Wega Mining and Goldbelt and of the above mentioned persons may be located outside of the United States.

NOTICE TO HOLDERS OF PERFORMANCE RIGHTS AND OPTIONS OR OTHER SECURITIES OF
GOLDBELT THAT ARE CONVERTIBLE INTO OR EXCHANGEABLE OR EXERCISABLE
FOR COMMON SHARES

The Offer is made only for Common Shares and is not made for any Performance Rights or Options or other securities of Goldbelt that are convertible into or exchangeable or exercisable for Common Shares. Any holder of Options or other securities of Goldbelt that are convertible into or exchangeable or exercisable for Common Shares and any holder of Performance Rights entitled to obtain Common Shares who wishes to accept the Offer must, to the extent permitted by the terms of the security and applicable Laws, obtain the Common Shares issuable pursuant to Performance Rights or exercise the Options or other securities of Goldbelt that are convertible into or exchangeable or exercisable for Common Shares in order to obtain certificates representing Common Shares and deposit those Common Shares in accordance with the terms of the Offer. Any such action or exercise must be completed sufficiently in advance of the Expiry Time to assure the holder of such Performance Rights or Options or other securities of Goldbelt that are convertible into or exchangeable or exercisable for Common Shares that the holder will have received certificates representing the Common Shares available for deposit at or prior to the Expiry Time, or in sufficient time to comply with the procedures referred to under “Manner of Acceptance — Procedure for Guaranteed Delivery” in Section 3 of the Offer.

It is a condition of the Offer that at or prior to the Expiry Time all outstanding Options have been exercised in full, cancelled or irrevocably released, surrendered or waived or otherwise dealt with on terms satisfactory to the Offeror, acting reasonably, and that Common Shares have been issued pursuant to all Performance Rights or all Performance Rights have been cancelled or irrevocably released, surrendered or waived or otherwise dealt with on terms satisfactory to the Offeror, acting reasonably. In the Lock-Up Agreements, the Locked-Up Shareholders holding Options and Performance Rights have agreed, where applicable, to conditionally exercise their Options and to obtain all Common Shares to which such holder is entitled pursuant to Performance Rights and tender the Common Shares issued upon such conditional exercise or pursuant to Performance Rights to the Offer. In the Support Agreement, Goldbelt has agreed that it will cause all Options that are not exercised prior to the first expiry time of the Offer to be terminated or otherwise expire at that time, which termination or expiration may be conditional on the take-up of Common Shares under the Offer.

The tax consequences to holders of Options of exercising their Options and to holders of Performance Rights of obtaining Common Shares pursuant to Performance Rights are not described in “Certain Canadian Federal Income Tax Considerations” in Section 18 of the Circular or in “Certain United States Federal Income Tax Considerations” in Section 19 of this Circular. Holders of Options and Performance Rights should consult their tax advisors for advice with respect to potential income tax consequences to them in connection with the decision to exercise or not exercise their Options or to obtain Common Shares pursuant to their Performance Rights.

CURRENCY

All references to “$”, “Cdn.$” and “dollars” in the Offer and the Circular are in Canadian dollars, except where otherwise indicated. On November 2, 2007, the Bank of Canada noon rate of exchange for US dollars was Cdn.$1.00 = US$ 1.0685.

FORWARD-LOOKING STATEMENTS

Certain statements contained in the accompanying Offer and Circular, including statements made in Section 8 of the Circular, “Purpose of the Offer and Plans for Goldbelt”, and Section 14 of the Circular, “Acquisition of Common Shares Not Deposited”, as well as other written statements made or provided or to be made or provided by the Offeror and Wega Mining that are not historical facts are “forward-looking statements”. The words “expect”, “will”, “intend”, “estimate” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The reader of this Offer and Circular is cautioned that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of the Offeror or Wega Mining to be materially different from the Offeror’s or Wega Mining’s estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to: changes in the worldwide price of gold and certain other commodities (such as zinc, copper, silver, fuel and electricity) and currency exchange rates; changes in interest rates or gold lease rates; risks arising from holding derivative instruments; inflationary pressures; ability to successfully integrate acquired assets; legislative, political and economic developments in the jurisdictions in which the Offeror, Wega Mining or Goldbelt carries on business; changes or disruptions in the securities markets; the occurrence of natural disasters, hostilities, acts of war or terrorism; the need to obtain permits and comply with laws and regulations and other regulatory requirements; the possibility that actual results of work may differ from projections/expectations or may not realize the perceived potential of the Offeror’s, Wega Mining’s or Goldbelt’s projects; risks of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in development programs; operating or technical difficulties in connection with mining or development activities, including conducting such activities in remote locations with limited infrastructure; employee relations and shortages of skilled personnel and contractors; the speculative nature of mineral exploration and development, including the risk of diminishing quantities or grades of reserves or mineralization; adverse changes in the Offeror’s or Wega Mining’s credit rating; contests over title to properties, particularly title to undeveloped properties; and the risks involved in the exploration, development and mining business. These factors are discussed in greater detail in Wega Mining’s most recent Annual Report and Listing Prospectus available at www.wegamining.com. However, the information on such website is not incorporated by reference into this Offer and Circular.

The Offeror and Wega Mining disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable Laws.

SUMMARY OF THE OFFER

The following is a summary only and is qualified in its entirety by and not meant to be a substitute for the detailed information contained elsewhere in the Offer and Circular. Therefore, Shareholders are urged to read the Offer and Circular in its entirety. Terms defined in the Glossary and not otherwise defined in this Summary have the respective meanings given to them in the Glossary, unless the context otherwise requires. Unless otherwise indicated, the information concerning Goldbelt contained in the Offer and Circular has been taken from or is based upon publicly available documents and records on file with Canadian securities regulatory authorities and other public sources available at the time of the Offer. Although the Offeror has no knowledge that would indicate that any statements contained herein relating to Goldbelt taken from or based upon such documents and records are untrue or incomplete, neither the Offeror nor Wega Mining nor any of their respective officers or directors assumes any responsibility for the accuracy or completeness of such information or for any failure by Goldbelt to disclose events or facts that may have occurred or may affect the significance or accuracy of any such information but that are unknown to the Offeror. Unless otherwise indicated, information concerning Goldbelt is given as of September 12, 2007.

The Offer

The Offeror is offering, upon and subject to the terms and conditions of the Offer, to purchase all of the issued and outstanding Common Shares of Goldbelt, including Common Shares that may become issued and outstanding after the date of the Offer but before the Expiry Time of the Offer pursuant to Performance Rights entitling holders to obtain Common Shares and upon the conversion, exchange or exercise of Options or other securities of Goldbelt that are convertible into or exchangeable or exercisable for Common Shares, at a price of $1.55 in cash per Common Share.

The Offer is made only for Common Shares and is not made for any Performance Rights or Options or other securities of Goldbelt that are convertible into or exchangeable or exercisable for Common Shares. Any holder of Performance Rights entitled to obtain Common Shares and any holder of Options or other securities of Goldbelt that are convertible into or exchangeable or exercisable for Common Shares who wishes to accept the Offer must, to the extent permitted by the terms of the security and applicable Laws, obtain the Common Shares issuable pursuant to Performance Rights or exercise the Options or other securities of Goldbelt that are convertible into or exchangeable or exercisable for Common Shares in order to obtain certificates representing Common Shares and deposit those Common Shares in accordance with the terms of the Offer.

The closing price of the Common Shares on the TSX on October 17, 2007, the last trading day prior to the announcement of Wega Mining’s intention to make the Offer, was $1.16. The Offer represents a premium of approximately 43% over the volume-weighted average trading price of the Common Shares on the TSX for the 20 trading days ending October 17, 2007. The Offer also represents a premium of approximately 34% over the October 17, 2007 closing price of the Common Shares on the TSX.

The obligation of the Offeror to take up and pay for Common Shares under the Offer is subject to certain conditions. See Section 4 of the Offer, “Conditions of the Offer”.

Wega Mining and the Offeror

Wega Mining is an Oslo-based international mining company focused on exploring, developing and operating gold, copper and zinc deposits. Wega Mining currently has a portfolio of 35 exploration licenses in Guinea, Canada, Portugal, Ecuador, Romania and Norway, and a gold-copper development project in Canada. Wega Mining’s shares are listed on Oslo Axess, a venture exchange regulated by the Oslo Stock Exchange, under the symbol “WEMI”. See “Wega Mining and the Offeror” in Section 1 of the Circular.

The Offeror, Wega Mining Inc., is a wholly-owned subsidiary of Wega Mining. The Offeror was incorporated under the BCBCA on July 16, 2004 under the name Siguiri Gold Mining Inc. and subsequently changed its name to Wega Mining Inc. on April 6, 2007. The Offeror has not carried on any material business or activity prior to the date hereof other than in connection with matters directly related to the Offer. See “Wega Mining and the Offeror” in Section 1 of the Circular.

Goldbelt

Goldbelt is a Canadian junior mining company focused on exploring and developing gold prospects in Burkina Faso, West Africa. Goldbelt has also recently acquired certain exploration licenses in each of Guinea and Mali. Among Goldbelt’s assets is the Inata Gold Project, a gold deposit in Burkina Faso. Goldbelt has recently completed a final feasibility study dated October 16, 2007 for the Inata Gold Project, a copy of which is available on SEDAR at www.sedar.com. Goldbelt is a corporation continued under the BCBCA and is a reporting issuer in the Provinces of British Columbia, Alberta and Ontario. The Common Shares of Goldbelt are listed on the TSX under the symbol “GLD”. See “Goldbelt” in Section 2 of the Circular.

Recommendation of Goldbelt Board of Directors

The Goldbelt Board of Directors, upon consultation with its financial and legal advisors and receipt of a recommendation of its Special Committee, has unanimously determined that the Offer is in the best interests of Goldbelt and the Shareholders and, accordingly, has resolved unanimously to RECOMMEND to the Shareholders that they ACCEPT the Offer and DEPOSIT their Common Shares under the Offer. For further information, see the Circular, including Section 5 of the Circular, “Support Agreement”, and see the Directors’ Circular accompanying this Offer and Circular.

Fairness Opinion

Cormark Securities Inc., the financial advisor to the Board of Directors and Special Committee of Goldbelt, has delivered a fairness opinion to the Goldbelt Board of Directors and the Special Committee in which it concluded that the consideration to be received under the Offer is fair, from a financial point of view, to the Shareholders (other than the Offeror, Wega Mining and its or their affiliates).

Support Agreement

Goldbelt has entered into the Support Agreement with Wega Mining and the Offeror which sets out, among other things, the terms and conditions upon which the Offer is to be made. Pursuant to the Support Agreement, Goldbelt has agreed to support the Offer, subject to the terms and conditions of the Support Agreement, and not solicit competing Acquisition Proposals. The Support Agreement may be terminated in certain circumstances, including in the event that Goldbelt proposes to enter into a definitive agreement with respect to a “Superior Proposal”.

In the Support Agreement, the Offeror agreed to subscribe for 16,000,000 Private Placement Shares from Goldbelt at a price of $0.90 each for a total subscription price of $14,400,000 subject to, among other things, the approval of the TSX. The TSX has conditionally approved the listing of the Private Placement Shares. The purpose of the Subscription is to ensure that Goldbelt has a portion of the funds necessary to further develop certain mining assets of Goldbelt in Burkina Faso, West Africa. The Offeror’s purchase of, and Goldbelt’s issuance of, the Private Placement Shares pursuant to the Subscription will be completed on the fifth Business Day after the commencement of the Offer, or such other date as may be agreed upon by Goldbelt, Wega Mining and the Offeror. The Subscription is not conditional on the successful completion of the Offer. See Section 5 of the Circular, “Support Agreement” and Section 12 of the Circular, “Commitments to Acquire Securities of Goldbelt”.

Lock-Up Agreements

Pursuant to the Lock-Up Agreements entered into with the Offeror and Wega Mining, the Locked-Up Shareholders have agreed to deposit under the Offer and not withdraw, subject to certain exceptions, all of the Common Shares currently owned or controlled by such Locked-Up Shareholders, being an aggregate of 32,701,894 Common Shares, and, where applicable, to exercise or conditionally exercise all of the Options currently owned by such Locked-Up Shareholders and to obtain all of the Common Shares to which such Locked-Up Shareholders are or become entitled pursuant to Performance Rights, and to deposit under the Offer and not withdraw, subject to certain exceptions, all of the Common Shares issued upon such exercise or conditional exercise of Options or pursuant to Performance Rights, being an aggregate of 1,895,000 Common Shares, representing, in the aggregate, 34,596,894 Common Shares or approximately 47% of the outstanding Common Shares (calculated on a fully diluted basis prior to giving effect to the Subscription for the Private Placement Shares.)

Pursuant to the Lock-up Agreements, the Locked-Up Shareholders are not required to tender their Common Shares to the Offer in certain circumstances, including if the Support Agreement is terminated in accordance with its terms in order for Goldbelt to support a “Superior Proposal”. See Section 6 of the Circular, “Lock-Up Agreements”.

Time for Acceptance

The Offer is open for acceptance until December 13, 2007 at 8:00 p.m. (Toronto time) or such later time or times and date or dates to which the Offer may be extended, unless the Offer is withdrawn in accordance with its terms by the

Offeror. The Offeror may, in its sole discretion but subject to applicable Laws, extend the Expiry Time, as described under “Extension, Variation or Change in the Offer” in Section 5 of the Offer.

Manner of Acceptance

A Shareholder wishing to accept the Offer must properly complete and execute a Letter of Transmittal (printed on BLUE paper) or a manually executed facsimile thereof, and deposit it, at or prior to the Expiry Time, together with the certificate(s) representing such Shareholder’s Common Shares and all other required documents with the Depositary at any of the offices set out in the Letter of Transmittal. Detailed instructions are contained in the Letter of Transmittal which accompanies the Offer. See Section 3 of the Offer, “Manner of Acceptance — Letter of Transmittal”.

If a Shareholder wishes to accept the Offer and deposit Common Shares under the Offer and the certificate(s) representing such Shareholder’s Common Shares are not immediately available, or if the certificate(s) and all other required documents cannot be provided to the Depositary at or prior to the Expiry Time, such Common Shares may nevertheless be validly deposited under the Offer in compliance with the procedures for guaranteed delivery using the Notice of Guaranteed Delivery (printed on GREEN paper) or a manually executed facsimile thereof. Detailed instructions are contained in the Notice of Guaranteed Delivery which accompanies the Offer. See Section 3 of the Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery”.

Shareholders may accept the Offer by following the procedures for book-entry transfer established by CDS, provided that a Book-Entry Confirmation through CDSX is received by the Depositary at its office in Toronto, Ontario at or prior to the Expiry Time. Shareholders may also accept the Offer by following the procedure for book-entry transfer established by DTC, provided that a Book-Entry Confirmation, together with an Agent’s Message in respect thereof, or a properly completed and executed Letter of Transmittal (including signature guarantee if required) and all other required documents, are received by the Depositary at its office in Toronto, Ontario at or prior to the Expiry Time. Shareholders accepting the Offer through book-entry transfer must make sure such documents or Agent’s Message are received by the Depositary at or prior to the Expiry Time.

Shareholders whose Common Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should immediately contact that nominee for assistance if they wish to accept the Offer in order to take the necessary steps to be able to deposit such Common Shares under the Offer.

Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Common Shares directly with the Depositary.

Shareholders should contact the Information Agent, the Depositary or a broker or dealer for assistance in accepting the Offer and in depositing Common Shares with the Depositary.

Purpose of the Offer and Plans for Goldbelt

The purpose of the Offer is to enable Wega Mining, through the Offeror, to acquire all of the outstanding Common Shares of Goldbelt. See Section 8 of the Circular, “Purpose of the Offer and Plans for Goldbelt” and Section 14 of the Circular, “Acquisition of Common Shares Not Deposited”.

Conditions of the Offer

The Offeror reserves the right to withdraw or terminate the Offer and not take up and pay for any Common Shares deposited under the Offer unless the conditions described in Section 4 of the Offer, “Conditions of the Offer”, are satisfied or waived by the Offeror at or prior to the Expiry Time. The Offer is conditional upon, among other things, there having been validly deposited under the Offer and not withdrawn at the Expiry Time such number of Common Shares which constitutes at least 66 2/3% of the Common Shares then outstanding on a fully diluted basis. See Section 4 of the Offer, “Conditions of the Offer”.

Take Up and Payment for Deposited Common Shares

If all of the conditions referred to in Section 4 of the Offer, “Conditions of the Offer”, have been satisfied or waived by the Offeror, the Offeror will take up and pay for Common Shares validly deposited under the Offer and not properly withdrawn not later than two Business Days after the Expiry Date. Any Common Shares taken up will be paid for promptly, and in any event not more than two Business Days after they are taken up. Any Common Shares deposited under the Offer after the first date upon which Common Shares are first taken up by the Offeror under the Offer but before the

Expiry Time will be taken up and paid for within ten days of such deposit. See Section 6 of the Offer, “Take Up and Payment for Deposited Common Shares”.

Withdrawal of Deposited Common Shares

Common Shares deposited under the Offer may be withdrawn by or on behalf of the depositing Shareholder at any time before the Common Shares have been taken up by the Offeror under the Offer and in the other circumstances described in Section 8 of the Offer, “Withdrawal of Deposited Common Shares”. Except as so indicated or as otherwise required by applicable Laws, deposits of Common Shares are irrevocable.

Acquisition of Common Shares Not Deposited

If, within four months after the date of the Offer, the Offer has been accepted by Shareholders who, in the aggregate, hold not less than 90% of the issued and outstanding Common Shares, other than Common Shares held at the date of the Offer by or on behalf of the Offeror and its affiliates and associates (as those terms are defined in the BCBCA), and the Offeror acquires or is bound to take up and pay for such deposited Common Shares under the Offer, the Offeror intends, to the extent possible, to acquire those Common Shares which remain outstanding held by those persons who did not accept the Offer pursuant to a Compulsory Acquisition. The Offeror has covenanted in the Support Agreement that if a Compulsory Acquisition is not available or the Offeror chooses not to avail itself of such statutory right of acquisition, the Offeror will use its commercially reasonable efforts to pursue other means of acquiring the remaining Common Shares not tendered under the Offer. Goldbelt has agreed that, in the event the Offeror takes up and pays for Common Shares under the Offer representing at least a simple majority of the outstanding Common Shares (calculated on a fully diluted basis as at the Expiry Time), Goldbelt will assist the Offeror and Wega Mining in connection with any Subsequent Acquisition Transaction to acquire the remaining Common Shares, provided that the consideration per Common Share offered in connection with the Subsequent Acquisition Transaction is at least equivalent in value to the consideration per Common Share paid under the Offer. If the Minimum Tender Condition is satisfied and the Offeror takes up and pays for the Common Shares deposited under the Offer, the Offeror should own sufficient Common Shares to effect a Subsequent Acquisition Transaction. See Section 14 of the Circular, “Acquisition of Common Shares Not Deposited”.

Certain Canadian Federal Income Tax Considerations

A Shareholder who is resident in Canada, who holds Common Shares as capital property and who sells such shares to the Offeror under the Offer will realize a capital gain (or capital loss) equal to the amount by which the cash received, net of any reasonable costs of disposition, exceeds (or is less than) the aggregate adjusted cost base to the Shareholder of such Common Shares.

Generally, Shareholders who are non-residents of Canada for the purposes of the Tax Act will not be subject to tax in Canada in respect of any capital gain realized on the sale of Common Shares to the Offeror under the Offer, unless those shares constitute “taxable Canadian property” to such Shareholder within the meaning of the Tax Act and that gain is not otherwise exempt from tax under the Tax Act pursuant to an exemption contained in an applicable income tax treaty or convention.

The foregoing is a very brief summary of certain Canadian federal income tax consequences. See Section 18 of the Circular, “Certain Canadian Federal Income Tax Considerations” for a summary of the principal Canadian federal income tax considerations generally applicable to Shareholders. Shareholders are urged to consult their own tax advisors to determine the particular tax consequences to them of a sale of Common Shares under the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction.

Certain United States Federal Income Tax Considerations

A Shareholder who is a citizen or resident of the United States who sells Common Shares in the Offer generally will recognize gain or loss for US federal income tax purposes equal to the difference, if any, between the amount of cash received and the Shareholder’s adjusted tax basis in the Common Shares sold under the Offer. If the Common Shares sold constitute capital assets in the hands of the US Shareholder, the gain or loss will be a capital gain or loss. In general, capital gains recognized by an individual, estate or trust will be subject to a maximum US federal income tax rate of 15% if the Common Shares were held for more than one year.

The foregoing is a very brief summary of certain US federal income tax consequences. See Section 19 of the Circular, “Certain United States Federal Income Tax Considerations” for a summary of the principal US federal income tax considerations generally applicable to US Shareholders. Shareholders are urged to consult their own tax advisors to determine the particular tax consequences to them of a sale of Common Shares under the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction.

Stock Exchange Listing

The Common Shares of Goldbelt are listed on the TSX under the symbol “GLD”. See Section 4 of the Circular, “Price Range and Trading Volume of Goldbelt Common Shares”. Depending on the number of Common Shares purchased by the Offeror under the Offer, it is possible that the Common Shares will fail to meet the criteria of the TSX for continued listing on such exchange. If permitted by applicable Laws, Wega Mining and the Offeror intend to cause Goldbelt to apply to delist the Common Shares from the TSX as soon as practicable after completion of the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction. See Section 17 of the Circular, “Effect of the Offer on the Market for and Listing of Common Shares and Status as a Reporting Issuer”.

Depositary and Information Agent

The Offeror and Wega Mining have engaged Computershare Investor Services Inc. to act as the Depositary. In such capacity, the Depositary will receive deposits of certificates representing Common Shares and accompanying Letters of Transmittal deposited under the Offer at the offices specified in the Letter of Transmittal. In addition, the Depositary will receive Notices of Guaranteed Delivery at its office in Toronto, Ontario specified in the Notice of Guaranteed Delivery. The Depositary will also be responsible for giving certain notices, if required, and for making payment for all Common Shares purchased by the Offeror under the Offer. The Depositary will also facilitate book-entry transfers of Common Shares. See Section 21 of the Circular, “Depositary”.

The Offeror and Wega Mining have engaged Kingsdale Shareholder Services Inc. as the Information Agent to provide a resource for information relating to the Offer for Shareholders. See Section 22 of the Circular, “Information Agent”.

Each of the Depositary’s and the Information Agent’s contact details are provided at the end of this document.

GLOSSARY

This Glossary forms a part of the Offer. In the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, unless the subject matter or context is inconsistent therewith, the following terms shall have the respective meanings set out below and grammatical variations thereof will have the corresponding meanings:

“Acquisition Proposal” has the meaning ascribed thereto in Section 5 of the Circular, “Support Agreement — No Solicitation”;

“affiliate” has the meaning ascribed thereto in the BCSA;

“Agent’s Message” has the meaning ascribed thereto in Section 3 of the Offer, “Manner of Acceptance — Acceptance by Book-Entry Transfer”;

“AMF” means the Autorité des marchés financiers (Québec);

“associate” has the meaning ascribed thereto in the BCSA;

“BCBCA” means the Business Corporations Act (British Columbia), as amended;

“BCSA” means the Securities Act (British Columbia), as amended;

“Book-Entry Confirmation” means confirmation of a book-entry transfer of a Shareholder’s Common Shares into the Depositary’s account at CDS or DTC, as applicable;

“business combination” has the meaning ascribed thereto in Rule 61-501;

“Business Day” means any day (other than a Saturday or Sunday) on which commercial banks located in Toronto, Ontario and Oslo, Norway are open for the conduct of business;

“CDS” means CDS Clearing and Depository Services Inc.;

“CDSX” means the CDS on-line tendering system pursuant to which book-entry transfers may be effected;

“Circular” means the circular accompanying and forming part of the Offer;

“Code” has the meaning ascribed thereto in Section 19 of the Circular, “Certain United States Federal Income Tax Considerations”;

“Common Shares” means the issued and outstanding common shares in the capital of Goldbelt, including common shares that may become issued and outstanding after the date of the Offer but before the Expiry Time of the Offer pursuant to Performance Rights and upon the conversion, exchange or exercise of Options or other securities of Goldbelt that are convertible into or exchangeable or exercisable for common shares in the capital of Goldbelt;

“Compulsory Acquisition” has the meaning ascribed thereto in Section 14 of the Circular, “Acquisition of Common Shares Not Deposited — Compulsory Acquisition”;

“Contemplated Transactions” has the meaning ascribed thereto in Section 5 of the Circular, “Support Agreement — Termination of the Support Agreement”;

“Cormark Securities” means Cormark Securities Inc.;

“CRA” means the Canada Revenue Agency;

“Depositary” means Computershare Investor Services Inc.;

“Deposited Common Shares” has the meaning ascribed thereto in Section 3 of the Offer, “Manner of Acceptance — Dividends and Distributions”;

“Directors’ Circular” means the Directors’ Circular of the Board of Directors of Goldbelt dated November 5, 2007 recommending that Shareholders accept the Offer;

“Distributions” has the meaning ascribed thereto in Section 3 of the Offer, “Manner of Acceptance — Dividends and Distributions”;

“DPM” means Dundee Precious Metals Inc.;

“DTC” means The Depository Trust Company;

“Effective Time” has the meaning ascribed thereto in Section 3 of the Offer, “Manner of Acceptance — Power of Attorney”;

“Eligible Institution” means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP);

“Existing Employment Agreements” has the meaning ascribed thereto in Section 16 of the Circular, “Agreements, Arrangements or Understandings — Employment Arrangements” and “Existing Employment Agreement” means any one of them;

“Expiry Date” means December 13, 2007, or such later date or dates as may be fixed by the Offeror from time to time pursuant to Section 5 of the Offer, “Extension, Variation or Change in the Offer”, unless the Offer is withdrawn by the Offeror;

“Expiry Time” means 8:00 p.m. (Toronto time) on the Expiry Date, or such other time or times on such other date or dates as may be fixed by the Offeror from time to time pursuant to Section 5 of the Offer, “Extension, Variation or Change in the Offer”, unless the Offer is withdrawn by the Offeror;

“fully diluted basis” means, with respect to the Common Shares, that number of Common Shares which would be outstanding if all Options and any other securities of Goldbelt that are convertible into or exchangeable or exercisable for Common Shares were converted, exchanged or exercised and all Common Shares issuable pursuant to outstanding Performance Rights were issued, as applicable;

“going private transaction” has the meaning ascribed thereto in Regulation Q-27;

“Goldbelt” means Goldbelt Resources Ltd., a corporation existing under the laws of the Province of British Columbia and, where the context requires, its subsidiaries and joint ventures;

“Governmental Entity” means: (i) any supranational body or organization, nation, government, state, province, country, territory, municipality, quasi-government, administrative, judicial or regulatory authority, agency, board, body, bureau, commission, instrumentality, court or tribunal or any political subdivision thereof, or any central bank (or similar monetary or regulatory authority) thereof, any taxing authority, any ministry or department or agency of any of the foregoing; (ii) any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including any court; and (iii) any corporation or other entity owned or controlled, through stock or capital ownership or otherwise, by any of such entities or other bodies;

“Information Agent” means Kingsdale Shareholder Services Inc.;

“IRS” has the meaning ascribed thereto in Section 19 of the Circular, “Certain United States Federal Income Tax Considerations”;

“Laws” means any applicable laws, including supranational, national, provincial, state, municipal and local civil, commercial, banking, securities, tax, personal and real property, security, mining, environmental, water, energy, investment, property ownership, land use and zoning, sanitary, occupational health and safety laws, treaties, statutes, ordinances, judgments, decrees, injunctions, writs, certificates and orders, by-laws, rules, regulations, ordinances, protocols, codes, guidelines, policies, notices, directions or other requirements of any Governmental Entity;

“Letter of Transmittal” means the letter of transmittal in the form accompanying the Offer (printed on BLUE paper), or a manually executed facsimile thereof;

“Lock-Up Agreements” means the lock-up agreements dated October 17, 2007 between the Offeror, Wega Mining and the Locked-Up Shareholders, as amended from time to time;

“Locked-Up Shareholders” means DPM, Paul J. Morgan and Collin Ellison;

“Material Adverse Effect” means, (i) in respect of any person (including Goldbelt), an effect that is, or would reasonably be expected to be, material and adverse to the business, properties, assets, liabilities (including any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise), capitalization, condition (financial or otherwise), operations, results of operations or prospects of that person and its subsidiaries taken as a whole, and (ii) in respect of Goldbelt, without limiting the generality of the foregoing, an effect that materially impairs or adversely affects, or would reasonably be expected to materially impair or adversely affect, certain of the exploitation and exploration licenses of Goldbelt in Burkina Faso or the development by Goldbelt or any Goldbelt subsidiary of any of their real property rights or interests or any of their mineral interests or rights in the manner contemplated in the documents filed by Goldbelt under applicable securities Laws on or before October 17, 2007, in each case, other than any effect: (A) relating to the Canadian or United States economy, political conditions or securities markets in general; (B) affecting the global mining industry in general; (C) relating to a change in the market trading price of shares of that person, either: (I) related to the Support Agreement and the Offer or the announcement thereof, or (II) related to such a change in the market trading price primarily resulting from a change, effect, event or occurrence excluded from this definition of Material Adverse Effect under clause (A), (B), (D) or (F) hereof; (D) relating to any generally applicable change in applicable Laws or regulations (other than orders, judgments or decrees against that person or any of its subsidiaries) or applicable changes to generally accepted accounting principles; (E) relating to the failure by that person to meet any earnings, projections, forecasts or estimates whether internal or previously publicly announced; or (F) any natural disaster, hostilities, acts of war or terrorism or any material escalation of any such hostilities, acts of war or terrorism existing as of the date hereof; provided, however, that such effect referred to in clause (A), (B), (D) or (F) above does not primarily relate only to (or have the effect of primarily relating only to) that person and its subsidiaries, taken as a whole, or disproportionately adversely affect that person and its subsidiaries, taken as a whole, compared to other companies of similar size operating in the industry in which that person and its subsidiaries operate;

“Minimum Tender Condition” has the meaning ascribed thereto in paragraph (a) of Section 4 of the Offer, “Conditions of the Offer”;

“Named Individuals” means Collin Ellison, David McNee, Peter Turner and Saidou Ide;

“Non-Resident Holder” has the meaning ascribed thereto in Section 18 of the Circular, “Certain Canadian Federal Income Tax Considerations — Shareholders Not Resident in Canada”;

“Notice of Guaranteed Delivery” means the notice of guaranteed delivery in the form accompanying the Offer (printed on GREEN paper), or a facsimile thereof;

“Offer” means the offer to purchase Common Shares made hereby to the Shareholders pursuant to the terms set out herein;

“Offer and Circular” means the Offer and the Circular, including the Summary, the Glossary and all Schedules to the Offer and Circular;

“Offerees” has the meaning ascribed thereto in Section 14 of the Circular, “Acquisition of Common Shares Not Deposited — Compulsory Acquisition”;

“Offeror” means Wega Mining Inc., a corporation existing under the laws of the Province of British Columbia;

“Offeror’s Notice” has the meaning ascribed thereto in Section 14 of the Circular, “Acquisition of Common Shares Not Deposited — Compulsory Acquisition”;

“Options” means the options to acquire Common Shares issued pursuant to Goldbelt’s stock option plan or any other plan, agreement or arrangement which provides for the issuance of options to acquire Common Shares;

“OSC” means the Ontario Securities Commission;

“Performance Rights” means the rights to obtain Common Shares for no consideration upon the achievement of certain performance targets pursuant to employment or services agreements, including such rights to obtain Common Shares as have received the approval of the Board of Directors of Goldbelt but which may still be subject to Shareholder, stock exchange or any other approval;

“Private Placement Shares” has the meaning ascribed thereto in Section 5 of the Circular, “Support Agreement — Private Placement”;

“Purchased Securities” has the meaning ascribed thereto in Section 3 of the Offer, “Manner of Acceptance — Power of Attorney”;

“Redeemable Shares” has the meaning ascribed thereto in Section 18 of the Circular, “Certain Canadian Federal Income Tax Considerations — Subsequent Acquisition Transaction”;

“Regulation Q-27” means Regulation Q-27 — Protection of Minority Securityholders in the Course of Certain Transactions of the AMF, as amended;

“Regulations” has the meaning ascribed thereto in Section 18 of the Circular, “Certain Canadian Federal Income Tax Considerations”;

“Resident Holder” has the meaning ascribed thereto in Section 18 of the Circular, “Certain Canadian Federal Income Tax Considerations — Shareholders Resident in Canada”;

“Revised Ellison Employment Agreement” has the meaning ascribed thereto in Section 16 of the Circular, “Agreements, Arrangements or Understandings — Employment Arrangements”;

“Revised Employment Agreements” has the meaning ascribed thereto in Section 16 of the Circular, “Agreements, Arrangements or Understandings — Employment Arrangements” and “Revised Employment Agreement” means any one of them;

“Rule 61-501” means OSC Rule 61-501 — Insider Bids, Issuer Bids, Business Combinations and Related Party Transactions and its companion policy, as amended;

“SEC” means the United States Securities and Exchange Commission;

“SEDAR” means the System for Electronic Document Analysis and Retrieval maintained by the Canadian Securities Administrators;

“Shareholders” means the holders of Common Shares and “Shareholder” means any one of them;

“Special Committee” means the special committee comprised of three members of the Board of Directors of Goldbelt;

“Subscription” has the meaning ascribed thereto in Section 5 of the Circular, “Support Agreement — Private Placement”;

“Subsequent Acquisition Transaction” has the meaning ascribed thereto in Section 14 of the Circular, “Acquisition of Common Shares Not Deposited — Subsequent Acquisition Transaction”;

“subsidiary” has the meaning ascribed thereto in the BCSA;

“Superior Proposal” has the meaning ascribed thereto in Section 5 of the Circular, “Support Agreement — Superior Proposals”;

“Support Agreement” means the support agreement dated October 17, 2007 between the Offeror, Wega Mining and Goldbelt, as amended from time to time;

“take up” in reference to Common Shares means to accept such Common Shares for payment by giving written notice of such acceptance to the Depositary and “taking up” and “taken up” have corresponding meanings;

“Tax Act” has the meaning ascribed thereto in Section 18 of the Circular, “Certain Canadian Federal Income Tax Considerations”;

“Tax Proposals” has the meaning ascribed thereto in Section 18 of the Circular, “Certain Canadian Federal Income Tax Considerations”;

“Termination Payment” has the meaning ascribed thereto in Section 5 of the Circular, “Support Agreement — Termination Payment”;

“trading day” means any day on which trading occurs on the TSX;

“TSX” means the Toronto Stock Exchange;

“US Shareholder” has the meaning ascribed thereto in Section 19 of the Circular, “Certain United States Federal Income Tax Considerations”;

“US Treaty” has the meaning ascribed thereto in Section 18 of the Circular, “Certain Canadian Federal Income Tax Considerations — Shareholders Not Resident in Canada”; and

“Wega Mining” means Wega Mining ASA, a corporation existing under the laws of Norway and, where the context requires, its subsidiaries and joint ventures.

OFFER

The accompanying Circular, which is incorporated into and forms part of the Offer, contains important information that should be read carefully before making a decision with respect to the Offer. Terms defined in the Glossary and not otherwise defined in the Offer have the respective meanings given to them in the Glossary, unless the context otherwise requires.

November 5, 2007

TO:  THE HOLDERS OF COMMON SHARES OF GOLDBELT RESOURCES LTD.

1.	The Offer

The Offeror hereby offers, upon and subject to the terms and conditions of the Offer, to purchase all of the issued and outstanding Common Shares of Goldbelt, including Common Shares that may become issued and outstanding after the date of the Offer but before the Expiry Time of the Offer pursuant to Performance Rights entitling holders to obtain Common Shares and upon the conversion, exchange or exercise of Options or other securities of Goldbelt that are convertible into or exchangeable or exercisable for Common Shares, at a price of $1.55 cash per Common Share.

The Offer is made only for Common Shares and is not made for any Performance Rights or Options or other securities of Goldbelt that are convertible into or exchangeable or exercisable for Common Shares. Any holder of Performance Rights entitled to obtain Common Shares and any holder of Options or other securities of Goldbelt that are convertible into or exchangeable or exercisable for Common Shares who wishes to accept the Offer must, to the extent permitted by the terms of the security and applicable Laws, obtain the Common Shares issuable pursuant to Performance Rights or exercise the Options or other securities of Goldbelt that are convertible into or exchangeable or exercisable for Common Shares in order to obtain certificates representing Common Shares and deposit those Common Shares in accordance with the terms of the Offer. Any such action or exercise must be completed sufficiently in advance of the Expiry Time to assure the holder of such Performance Rights or Options or other securities of Goldbelt that are convertible into or exchangeable or exercisable for Common Shares that the holder will have received certificates representing the Common Shares available for deposit at or prior to the Expiry Time, or in sufficient time to comply with the procedures referred to under “Manner of Acceptance — Procedure for Guaranteed Delivery” in Section 3 of the Offer.

The Offer represents a premium of approximately 43% over the volume-weighted average trading price of the Common Shares on the TSX for the 20 trading days ending October 17, 2007, the last trading day prior to the announcement of Wega Mining’s intention to make the Offer. The Offer also represents a premium of approximately 34% over the October 17, 2007 closing price of the Common Shares on the TSX.

The Goldbelt Board of Directors, upon consultation with its financial and legal advisors and receipt of a recommendation of its Special Committee, has unanimously determined that the Offer is in the best interests of Goldbelt and the Shareholders and, accordingly, has resolved unanimously to RECOMMEND to the Shareholders that they ACCEPT the Offer and DEPOSIT their Common Shares under the Offer. Goldbelt’s financial advisors have delivered a fairness opinion to Goldbelt’s Special Committee and the Board of Directors of Goldbelt that the consideration to be received under the Offer is fair, from a financial point of view, to all Shareholders (other than the Offeror, Wega Mining and its or their affiliates).

All amounts payable under the Offer will be paid in Canadian dollars.

Shareholders will not have dissenters’ or appraisal rights in connection with the Offer. However, Shareholders who do not tender their Common Shares to the Offer may have rights of dissent in the event the Offeror elects to acquire such Common Shares by way of a Compulsory Acquisition or Subsequent Acquisition Transaction. See Section 14 of the Circular, “Acquisition of Common Shares Not Deposited”.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Common Shares directly with the Depositary.

Shareholders whose Common Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should immediately contact such nominee for assistance in depositing their Common Shares.

2.	Time for Acceptance

The Offer is open for acceptance until 8:00 p.m. (Toronto time) on December 13, 2007 or such later time or times and date or dates as may be fixed by the Offeror from time to time pursuant to Section 5 of the Offer, “Extension, Variation or Change in the Offer”, unless the Offer is withdrawn by the Offeror.

3.	Manner of Acceptance

Letter of Transmittal

The Offer may be accepted by delivering to the Depositary at any of the offices of the Depositary listed in the Letter of Transmittal (printed on BLUE paper) accompanying the Offer, so as to be received at or prior to the Expiry Time:

(a)	certificate(s) representing the Common Shares in respect of which the Offer is being accepted;

(b)	a Letter of Transmittal in the form accompanying the Offer or a manually executed facsimile thereof, properly completed and executed as required by the instructions set out in the Letter of Transmittal (including signature guarantee if required); and

(c)	all other documents required by the instructions set out in the Letter of Transmittal.

Participants of CDS or DTC should contact the Depositary with respect to the deposit of their Common Shares under the Offer. CDS and DTC will be issuing instructions to their participants as to the method of depositing such Common Shares under the terms of the Offer.

Except as otherwise provided in the instructions set out in the Letter of Transmittal, the signature on the Letter of Transmittal must be guaranteed by an Eligible Institution. If a Letter of Transmittal is executed by a person other than the registered holder of the certificate(s) deposited therewith, and in certain other circumstances as set out in the Letter of Transmittal, (i) the accompanying certificate(s) representing the Common Shares must be endorsed or be accompanied by an appropriate share transfer power of attorney, in either case, duly and properly completed by the registered holder(s), and (ii) the signature on the endorsement panel or share transfer power of attorney must correspond exactly to the name(s) of the registered holder(s) as registered or as written on the face of the certificate(s) and must be guaranteed by an Eligible Institution (except that no guarantee is required if the signature is that of an Eligible Institution).

In addition, Common Shares may be deposited under the Offer in compliance with the procedures for guaranteed delivery set out below under the heading “Procedure for Guaranteed Delivery” or in compliance with the procedures for book-entry transfers set out below under the heading “Acceptance by Book-Entry Transfer”.

Procedure for Guaranteed Delivery

If a Shareholder wishes to deposit Common Shares under the Offer and either the certificate(s) representing the Common Shares are not immediately available or the certificate(s) and all other required documents cannot be delivered to the Depositary at or prior to the Expiry Time, those Common Shares may nevertheless be deposited under the Offer provided that all of the following conditions are met:

(a)	the deposit is made by or through an Eligible Institution;

(b)	a properly completed and executed Notice of Guaranteed Delivery (printed on GREEN paper) in the form accompanying the Offer, or a manually executed facsimile thereof, including a guarantee to deliver by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery, is received by the Depositary at or prior to the Expiry Time at its office in Toronto, Ontario listed on the Notice of Guaranteed Delivery; and

(c)	the certificate(s) representing all deposited Common Shares, together with a Letter of Transmittal (or a manually executed facsimile thereof), properly completed and executed as required by the instructions set out in the Letter of Transmittal (including signature guarantee if required) and all other documents required thereby, are received by the Depositary at its office in Toronto, Ontario listed in the Letter of Transmittal before 5:00 p.m. (Toronto time) on the third trading day on the TSX after the Expiry Date.

The Notice of Guaranteed Delivery must be delivered by hand or courier or transmitted by facsimile or mailed to the Depositary at its office in Toronto, Ontario listed on the Notice of Guaranteed Delivery and must include a guarantee by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery. Delivery of the Notice of Guaranteed Delivery and the Letter of Transmittal and accompanying certificate(s) representing Common Shares and all other required documents to any office other than the Toronto, Ontario office of the Depositary does not constitute delivery for purposes of satisfying a guaranteed delivery.

Acceptance by Book-Entry Transfer

Shareholders may accept the Offer by following the procedures for a book-entry transfer established by CDS, provided that a Book-Entry Confirmation through CDSX is received by the Depositary at its office in Toronto, Ontario at or prior to the Expiry Time. The Depositary has established an account at CDS for the purpose of the Offer. Any financial institution that is a participant in CDS may cause CDS to make a book-entry transfer of a Shareholder’s Common Shares into the Depositary’s account in accordance with CDS procedures for such transfer. Delivery of Common Shares to the Depositary by means of a book-entry transfer will constitute a valid tender under the Offer.

Shareholders, through their respective CDS participants, who utilize CDSX to accept the Offer through a book-entry transfer of their holdings into the Depositary’s account with CDS shall be deemed to have completed and submitted a Letter of Transmittal and to be bound by the terms thereof and therefore such instructions received by the Depositary are considered a valid tender in accordance with the terms of the Offer.

Shareholders may also accept the Offer by following the procedures for book-entry transfer established by DTC, provided that a Book-Entry Confirmation, together with an Agent’s Message in respect thereof, or a properly completed and executed Letter of Transmittal (including signature guarantee if required) and all other required documents, are received by the Depositary at its office in Toronto, Ontario at or prior to the Expiry Time. The Depositary has established an account at DTC for the purpose of the Offer. Any financial institution that is a participant in DTC may cause DTC to make a book-entry transfer of a Shareholder’s Common Shares into the Depositary’s account in accordance with DTC’s procedures for such transfer. However, as noted above, although delivery of Common Shares may be effected through book-entry transfer at DTC, either an Agent’s Message in respect thereof, or a Letter of Transmittal (or a manually executed facsimile thereof), properly completed and executed (including signature guarantee if required), and all other required documents, must, in any case, be received by the Depositary, at its office in Toronto, Ontario at or prior to the Expiry Time. Delivery of documents to DTC in accordance with its procedures does not constitute delivery to the Depositary. Such documents or Agent’s Message should be sent to the Depositary.

The term “Agent’s Message” means a message, transmitted by DTC to, and received by, the Depositary and forming part of a Book-Entry Confirmation, which states that DTC has received an express acknowledgement from the participant in DTC depositing the Common Shares which are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal as if executed by such participant and that the Offeror may enforce such agreement against such participant.

General

The Offer will be deemed to be accepted only if the Depositary has actually physically received the requisite documents at or before the time specified. In all cases, payment for Common Shares deposited and taken up by the Offeror under the Offer will be made only after timely receipt by the Depositary of (a) certificate(s) representing the Common Shares (or a Book-Entry Confirmation for the Common Shares, as applicable), (b) a Letter of Transmittal, or a manually executed facsimile thereof, properly completed and executed, covering such Common Shares with the signature(s) guaranteed in accordance with the instructions set out in the Letter of Transmittal (or, in the case of Common Shares deposited using the procedures for book-entry transfer established by DTC, an Agent’s Message), and (c) all other required documents.

The method of delivery of certificate(s) representing Common Shares (or a Book-Entry Confirmation for the Common Shares, as applicable), the Letter of Transmittal, the Notice of Guaranteed Delivery and all other required documents is at the option and risk of the Shareholder depositing those documents. The Offeror recommends that those documents be delivered by hand to the Depositary and that a receipt be obtained or, if mailed, that registered mail, with return receipt requested, be used and that proper insurance be obtained. It is suggested that any such mailing be made sufficiently in advance of the Expiry Time to permit delivery to the Depositary at or prior to the Expiry Time. Delivery will only be effective upon actual physical receipt by the Depositary.

Shareholders whose Common Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should immediately contact such nominee for assistance in depositing their Common Shares.

All questions as to the validity, form, eligibility (including, without limitation, timely receipt) and acceptance of any Common Shares deposited under the Offer will be determined by the Offeror in its sole discretion. Depositing Shareholders agree that such determination will be final and binding. The Offeror reserves the absolute right to reject any and all deposits which it determines not to be in proper form or which may be unlawful to accept under the laws of any jurisdiction. The Offeror reserves the absolute right to waive any defects or irregularities in the deposit of any Common Shares. There shall be no duty or obligation of the Offeror, the Depositary, the Information Agent or any other person to give notice of any defects or irregularities in any deposit and no liability shall be incurred or suffered by any of them for failure to give any such notice. The Offeror’s interpretation of the terms and conditions of the Offer, the Circular, the Letter of Transmittal, the Notice of Guaranteed Delivery and any other related documents will be final and binding.

Under no circumstances will interest accrue or any amount be paid by the Offeror or the Depositary by reason of any delay in making payments for Common Shares to any person on account of Common Shares accepted for payment under the Offer.

The Offeror reserves the right to permit the Offer to be accepted in a manner other than that set out in this Section 3.

Dividends and Distributions

Subject to the terms and conditions of the Offer and subject, in particular, to Common Shares being validly withdrawn by or on behalf of a depositing Shareholder, and except as provided below, by accepting the Offer pursuant to the procedures set out herein, a Shareholder deposits, sells, assigns and transfers to the Offeror all right, title and interest in and to the Common Shares covered by the Letter of Transmittal delivered to the Depositary (the “Deposited Common Shares”) and in and to all rights and benefits arising from such Deposited Common Shares including, without limitation, any and all dividends, distributions, payments, securities, property or other interests which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Common Shares or any of them on and after the date of the Offer, including any dividends, distributions or payments on such dividends, distributions, payments, securities, property or other interests (collectively, “Distributions”).

Power of Attorney

The execution of a Letter of Transmittal (or, in the case of Common Shares deposited by book-entry transfer by the making of a book-entry transfer) irrevocably constitutes and appoints, effective at and after the time (the “Effective Time”) that the Offeror takes up the Deposited Common Shares, each director or officer of the Offeror, and any other person designated by the Offeror in writing, as the true and lawful agent, attorney, attorney-in-fact and proxy of the holder of the Common Shares covered by the Letter of Transmittal or book-entry transfer (which Common Shares upon being taken up are, together with any Distributions thereon, hereinafter referred to as the “Purchased Securities”), with full power of substitution (such powers of attorney, being coupled with an interest, being irrevocable), in the name of and on behalf of such Shareholder:

(a)	to register or record the transfer and/or cancellation of such Purchased Securities to the extent consisting of securities on the appropriate securities registers maintained by or on behalf of Goldbelt;

(b)	for so long as any such Purchased Securities are registered or recorded in the name of such Shareholder, to exercise any and all rights of such Shareholder including, without limitation, the right to vote, to execute and deliver (provided the same is not contrary to applicable Laws), as and when requested by the Offeror, any and all instruments of proxy, authorizations or consents in form and on terms satisfactory to the Offeror in respect of any or all Purchased Securities, to revoke any such instruments, authorizations or consents given prior to or after the Effective Time, and to designate in any such instruments, authorizations or consents any person or persons as the proxyholder of such Shareholder in respect of such Purchased Securities for all purposes including, without limitation, in connection with any meeting or meetings (whether annual, special or otherwise, or any adjournments thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Goldbelt;

(c)	to execute, endorse and negotiate, for and in the name of and on behalf of such Shareholder, any and all cheques or other instruments representing any Distributions payable to or to the order of, or endorsed in favour of, such Shareholder; and

(d)	to exercise any other rights of a Shareholder with respect to such Purchased Securities and such Distributions, all as set out in the Letter of Transmittal.

A Shareholder accepting the Offer under the terms of the Letter of Transmittal revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the Shareholder at any time with respect to the Deposited Common Shares or any Distributions. The Shareholder accepting the Offer agrees that no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise will be granted with respect to the Deposited Common Shares or any Distributions by or on behalf of the depositing Shareholder unless the deposited Common Shares are not taken up and paid for under the Offer or are withdrawn in accordance with Section 8 of the Offer, “Withdrawal of Deposited Common Shares”.

A Shareholder accepting the Offer also agrees not to vote any of the Purchased Securities at any meeting (whether annual, special or otherwise or any adjournments thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Goldbelt and, except as may otherwise be agreed with the Offeror, not to exercise any of the other rights or privileges attached to the Purchased Securities, and agrees to execute and deliver to the Offeror any and all instruments of proxy, authorizations or consents in respect of all or any of the Purchased Securities, and agrees to designate or appoint in any such instruments of proxy, authorizations or consents, the person or persons specified by the Offeror as the proxy of the holder of the Purchased Securities. Upon such appointment, all prior proxies and other authorizations (including, without limitation, all appointments of any agent, attorney or attorney-in-fact) or consents given by the holder of such Purchased Securities with respect thereto will be revoked and no subsequent proxies or other authorizations or consents may be given by such person with respect thereto.

Further Assurances

A Shareholder accepting the Offer covenants under the terms of the Letter of Transmittal to execute, upon request of the Offeror, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Securities to the Offeror. Each authority therein conferred or agreed to be conferred is, to the extent permitted by applicable Laws, irrevocable and may be exercised during any subsequent legal incapacity of such holder and shall, to the extent permitted by applicable Laws, survive the death or incapacity, bankruptcy or insolvency of the holder and all obligations of the holder therein shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of such holder.

Formation of Agreement; Shareholder’s Representations and Warranties

The acceptance of the Offer pursuant to the procedures set out above constitutes a binding agreement between a depositing Shareholder and the Offeror, effective immediately following the time at which the Offeror takes up the Common Shares deposited by such Shareholder, in accordance with the terms and conditions of the Offer. This agreement includes a representation and warranty by the depositing Shareholder that (a) the person signing the Letter of Transmittal has full power and authority to deposit, sell, assign and transfer the Deposited Common Shares and in and to all rights and benefits arising from such Deposited Common Shares including, without limitation, any Distributions, (b) the person signing the Letter of Transmittal or on whose behalf a book-entry transfer is made owns the Deposited Common Shares and any Distributions deposited under the Offer, (c) the Deposited Common Shares and Distributions have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Deposited Common Shares or Distributions, to any other person, (d) the deposit of the Deposited Common Shares and Distributions complies with applicable Laws, and (e) when the Deposited Common Shares and Distributions are taken up and paid for by the Offeror, the Offeror will acquire good title thereto (and to any Distributions), free and clear of all liens, restrictions, charges, encumbrances, claims and rights of others.

4.	Conditions of the Offer

Notwithstanding any other provision of the Offer and subject to applicable Laws, the Offeror will have the right to withdraw or terminate the Offer and not take up, purchase or pay for, and shall have the right to extend the period of time during which the Offer is open and postpone taking up and paying for any Common Shares deposited under the Offer, unless all of the following conditions are satisfied or waived by the Offeror at or prior to the Expiry Time:

(a)	there shall have been validly deposited pursuant to the Offer and not withdrawn at the Expiry Time that number of Common Shares which constitutes at least 66 2/3% of the Common Shares outstanding calculated on a fully-diluted basis (the “Minimum Tender Condition”);

(b)	all requisite government and regulatory approvals, waiting or suspensory periods (and any extensions thereof), waivers, permits, consents, reviews, sanctions, orders, rulings, decisions, declarations, certificates and exemptions (including, among others, those of any stock exchanges or other securities or regulatory authorities) that are, as determined by Offeror, acting reasonably, necessary or advisable to complete the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction shall have been obtained, received or concluded or, in the case of waiting or suspensory periods, expired or been terminated, each on terms and conditions satisfactory to Offeror, acting reasonably;

(c)	the Support Agreement shall not have been terminated by Goldbelt or by Wega Mining in accordance with its terms;

(d)	the Offeror shall have determined, acting reasonably, that: (i) no act, action, suit or proceeding shall have been taken or threatened in writing before or by any Governmental Entity or by an elected or appointed public official or private person (including, without limitation, any individual, corporation, firm, group or other entity) whether or not having the force of Law; and (ii) no Law, regulation or policy shall exist or have been proposed, enacted, entered, promulgated or applied, in either case:

(i)	to cease trade, enjoin, prohibit or impose material limitations or conditions on the purchase by or the sale to the Offeror of the Common Shares, the right of the Offeror to own or exercise full rights of ownership of the Common Shares;

(ii)	which, if the Offer (or any Compulsory Acquisition or any Subsequent Acquisition Transaction) were consummated, would reasonably be expected to have a Material Adverse Effect in respect of Goldbelt, Wega Mining or the Offeror;

(iii)	which would materially and adversely affect the ability of the Offeror to proceed with the Offer (or any Compulsory Acquisition or any Subsequent Acquisition Transaction) and/or take up and pay for any Common Shares deposited under the Offer;

(iv)	seeking to obtain from Wega Mining, any subsidiaries of Wega Mining, Goldbelt or any subsidiaries of Goldbelt any material damages directly or indirectly in connection with the Offer (or any Compulsory Acquisition or any Subsequent Acquisition Transaction), which act, action, suit or proceeding or Law, regulation or policy would reasonably be expected to have a Material Adverse Effect in respect of Goldbelt, Wega Mining or the Offeror; or

(v)	seeking to prohibit or limit the ownership or operation by Wega Mining of any material portion of the business or assets of Goldbelt or any subsidiaries of Goldbelt or to compel Wega Mining or any subsidiaries of Wega Mining to dispose of or hold separate any material portion of the business or assets of Goldbelt or any subsidiaries of Goldbelt as a result of the Offer (or any Compulsory Acquisition or any Subsequent Acquisition Transaction), which act, action, suit or proceeding or Law, regulation or policy would reasonably be expected to have a Material Adverse Effect in respect of Goldbelt, Wega Mining or the Offeror;

(e)	there shall not exist any prohibition at Law against the Offeror making or maintaining the Offer or taking up and paying for any Common Shares deposited under the Offer or completing a Compulsory Acquisition or any Subsequent Acquisition Transaction;

(f)	the Offeror shall have determined, acting reasonably, that there shall not exist or have occurred (or, if there does exist or shall have occurred prior to the commencement of the Offer, there shall not have been disclosed, generally or to Wega Mining or the Offeror in writing on or before the execution and delivery of the Support Agreement) any event or change (or any condition, event or development involving a prospective change) which, when considered either individually or in the aggregate, has resulted or would reasonably be expected to result in a Material Adverse Effect in respect of Goldbelt;

(g)	Goldbelt shall have complied in all material respects with its covenants and obligations under the Support Agreement to be complied with at or prior to the Expiry Time;

(h)	representations and warranties made by Goldbelt in the Support Agreement shall be true and correct at and as of the Expiry Time, as if made at and as of such time (except for those expressly stated to speak at or as of an earlier time), except where such inaccuracies in the representations and warranties (without giving effect to, applying or taking into consideration any materiality or Material Adverse Effect qualification already contained within such representations and warranties), individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect in respect of Goldbelt or materially and adversely affect the ability of the Offeror to proceed with the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction or, if the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction were consummated, would not reasonably be expected to have a Material Adverse Effect in respect of Goldbelt, Wega Mining or the Offeror;

(i)	Macquarie Bank Limited shall have terminated any participation rights or other rights to acquire or subscribe for any Common Shares and shall have waived any event of default pursuant to any agreement between Goldbelt or any subsidiary of Goldbelt and Macquarie Bank Limited which may occur as a result of (i) the consummation of any of the Offer, the Subscription, the take up of Common Shares by the Offeror, the transactions contemplated by the Lock-Up Agreements, any Compulsory Acquisition, any Subsequent Acquisition Transaction, any subsequent amalgamation, merger or other business combination of the Offeror (or any of its affiliates) and Goldbelt or (ii) any other form of transaction whereby Wega Mining, the Offeror or another subsidiary of Wega Mining would effectively acquire all of the Common Shares of Goldbelt within approximately the same time periods and on economic terms and other terms and conditions and having consequences to Goldbelt and its Shareholders that are equivalent to or better than those contemplated by the Support Agreement, in each case on terms and conditions satisfactory to the Offeror, acting reasonably;

(j)	Goldbelt shall have issued the Private Placement Shares to the Offeror in accordance with the Support Agreement;

(k)	neither Wega Mining nor the Offeror shall have become aware of any untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made and at the date it was made (after giving effect to all subsequent filings in relation to all matters covered in earlier filings), in any document filed by or on behalf of Goldbelt with any securities commission or similar securities regulatory authority in any of the provinces or territories of Canada, including any prospectus, annual information form, financial statement, material change report, management proxy circular, feasibility study or executive summary thereof, press release or any other document so filed by Goldbelt which the Offeror shall have determined in its reasonable judgment constitutes a Material Adverse Effect with respect to Goldbelt;

(l)	the Offeror shall have determined, acting reasonably, that there shall not have occurred, developed or come into effect or existence any event, action, state, condition or financial occurrence of national or international consequence, or any Law, regulation, action, government regulation, inquiry or other occurrence of any nature whatsoever, that materially adversely affects or involves, or could reasonably be expected to materially adversely affect or involve, the financial, banking or capital markets generally;

(m)	all outstanding Options will have been exercised in full, cancelled or irrevocably released, surrendered or waived or otherwise dealt with on terms satisfactory to the Offeror, acting reasonably;

(n)	all Performance Rights shall either have been fully satisfied by the issuance of Common Shares or shall have been cancelled or irrevocably released, surrendered or waived or otherwise dealt with on terms satisfactory to the Offeror, acting reasonably;

(o)	the Lock-Up Agreements shall have been complied with and shall not have been terminated; and

(p)	Goldbelt shall have entered into a new employment agreement with Collin Ellison, the President and Chief Executive Officer of Goldbelt, in a form and on terms satisfactory to the Offeror, acting reasonably, such agreement to be in full force and effect.

The foregoing conditions are for the exclusive benefit of the Offeror and may be asserted by the Offeror regardless of the circumstances giving rise to any such assertion, including any action or inaction by the Offeror. The Offeror may waive any of the foregoing conditions in whole or in part at any time and from time to time without prejudice to any other rights which the Offeror may have. The failure by the Offeror at any time to exercise any of the foregoing rights will not be deemed to be a waiver of any such right and each such right shall be deemed to be an ongoing right which may be asserted at any time and from time to time.

Any waiver of a condition or the termination or withdrawal of the Offer will be deemed to have been given and to be effective upon written notice or other communication confirmed in writing by the Offeror to that effect to the Depositary at its principal office in Toronto, Ontario. Forthwith after giving any such notice, the Offeror will make a public announcement of such waiver or withdrawal and, to the extent required by applicable Laws, will cause the Depositary as soon as practicable thereafter to notify the Shareholders in the manner set out in Section 10 of the Offer, “Notices and Delivery”, and will provide a copy of the aforementioned notice to the TSX. If the Offer is withdrawn, the Offeror will not be obligated to take up, accept for payment or pay for any Common Shares deposited under the Offer and the Depositary will promptly return all certificate(s) representing deposited Common Shares, Letters of Transmittal, Notices of Guaranteed Delivery and related documents in its possession to the parties by whom they were deposited.

5.	Extension, Variation or Change in the Offer

The Offer is open for acceptance until, but not after, the Expiry Time, subject to extension or variation in the Offeror’s sole discretion, unless the Offer is withdrawn by the Offeror.

Subject to the limitations hereafter described, the Offeror reserves the right, in its sole discretion, at any time and from time to time while the Offer is open for acceptance (or at any other time if permitted by applicable Laws), to extend the Expiry Date or the Expiry Time or to vary the Offer by giving written notice (or other communication subsequently confirmed in writing, provided that such confirmation is not a condition of the effectiveness of the notice) of such extension or variation to the Depositary at its principal office in Toronto, Ontario, and by causing the Depositary as soon as practicable thereafter to communicate such notice in the manner set out in Section 10 of the Offer, “Notices and Delivery”, to all registered Shareholders whose Common Shares have not been taken up prior to the extension or variation. The Offeror shall, as soon as practicable after giving notice of an extension or variation to the Depositary, make a public announcement of the extension or variation to the extent and in the manner required by applicable Laws and provide a copy of the notice thereof to the TSX. Any notice of extension or variation will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated in writing to the Depositary at its principal office in Toronto, Ontario.

The Support Agreement and the Lock-Up Agreements restrict the Offeror’s ability to amend certain of the terms and conditions of the Offer without the prior written consent of Goldbelt and, in some cases, certain Locked-Up Shareholders. See Section 5 of the Circular, “Support Agreement”, and Section 6 of the Circular, “Lock-Up Agreements”.

Where the terms of the Offer are varied (other than a variation consisting solely of a waiver of one or more conditions), the Offer will not expire before 10 days after the notice of such variation has been given to Shareholders, unless otherwise permitted by applicable Laws and subject to abridgement or elimination of that period pursuant to such orders or other forms of relief as may be granted by Governmental Entities.

If, prior to the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal with respect to the Offer, a change occurs in the information contained in the Offer or the Circular, each as amended from time to time, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or of an affiliate of the Offeror), the Offeror will give written notice of such change to the Depositary at its principal office in Toronto, Ontario, and will cause the Depositary to provide as soon as practicable thereafter notice of such change in the manner set out in Section 10 of the Offer, “Notices and Delivery”, to all Shareholders whose Common Shares have not been taken up under the Offer at the date of the occurrence of the change, if required by applicable Laws. As soon as practicable after giving notice of a change in information to the Depositary, the Offeror will make a public announcement of the change in information to the extent and in the manner required by applicable Laws and provide a copy of the notice thereof to the TSX. Any notice of change in information will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Toronto, Ontario.

Notwithstanding the foregoing, but subject to applicable Laws, the Offer may not be extended by the Offeror if all of the terms and conditions of the Offer, except those waived by the Offeror, have been fulfilled or complied with, unless the Offeror first takes up all Common Shares deposited under the Offer and not withdrawn.

During any extension or in the event of any variation of the Offer or change in information, all Common Shares previously deposited and not taken up or withdrawn will remain subject to the Offer and may be taken up by the Offeror in accordance with the terms hereof, subject to Section 8 of the Offer, “Withdrawal of Deposited Common Shares”. An extension of the Expiry Time, a variation of the Offer or a change in information does not, unless otherwise expressly stated, constitute a waiver by the Offeror of its rights under Section 4 of the Offer, “Conditions of the Offer”.

If, prior to the Expiry Time, the consideration being offered for the Common Shares under the Offer is increased, the increased consideration will be paid to all depositing Shareholders whose Common Shares are taken up under the Offer, whether or not such Common Shares were taken up before the increase.

6.	Take Up and Payment for Deposited Common Shares

If all of the conditions referred to in Section 4 of the Offer, “Conditions of the Offer”, have been satisfied or waived by the Offeror, the Offeror will take up and pay for Common Shares validly deposited under the Offer and not properly withdrawn not later than two Business Days after the Expiry Date. Any Common Shares taken up will be paid for promptly, and in any event not more than two Business Days after they are taken up. Subject to applicable Laws, any Common Shares deposited under the Offer after the first date on which Common Shares have been taken up by the Offeror under the Offer but prior to the Expiry Time will be taken up and paid for within ten days of such deposit.

The Offeror will be deemed to have taken up and accepted for payment Common Shares validly deposited and not withdrawn under the Offer if, as and when the Offeror gives written notice or other communication confirmed in writing to the Depositary at its principal office in Toronto, Ontario to that effect. Subject to applicable Laws, the Offeror expressly reserves the right in its sole discretion to delay taking up and paying for any Common Shares or to, on or after the initial Expiry Time, withdraw or terminate the Offer and not take up or pay for any Common Shares if any condition specified in Section 4 of the Offer, “Conditions of the Offer”, is not satisfied or waived, by giving written notice thereof or other communication confirmed in writing to the Depositary at its principal office in Toronto, Ontario.

The Offeror will pay for Common Shares validly deposited under the Offer and not withdrawn by providing the Depositary with sufficient funds (by bank transfer or other means satisfactory to the Depositary) for transmittal to depositing Shareholders. Under no circumstances will any interest accrue or be paid by the Offeror or the Depositary to persons depositing Common Shares on the purchase price of Common Shares purchased by the Offeror, regardless of any delay in making payments for Common Shares.

The Depositary will act as the agent of persons who have deposited Common Shares in acceptance of the Offer for the purposes of receiving payment from the Offeror and transmitting such payment to such persons, and receipt of payment by the Depositary will be deemed to constitute receipt of payment by persons depositing Common Shares.

Settlement with each Shareholder who has deposited (and not withdrawn) Common Shares under the Offer will be made by the Depositary issuing or causing to be issued a cheque (except for payments in excess of $25 million, which will be made by wire transfer (as set out in the Letter of Transmittal)) payable in Canadian funds in the amount to which the person depositing Common Shares is entitled. Unless otherwise directed by the Letter of Transmittal, the cheque will be issued in the name of the registered holder of the Common Shares so deposited. Unless the person depositing the Common Shares instructs the Depositary to hold the cheque for pick-up by checking the appropriate box in the Letter of Transmittal, the cheque will be forwarded by first class mail to such person at the address specified in the Letter of Transmittal. If no such address is specified, the cheque will be sent to the address of the registered holder as shown on the securities registers maintained by or on behalf of Goldbelt. Cheques mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing. Pursuant to applicable Laws, the Offeror may, in certain circumstances, be required to make withholdings from the amount otherwise payable to a Shareholder.

Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Common Shares directly with the Depositary.

7.	Return of Deposited Common Shares

Any deposited Common Shares that are not taken up and paid for by the Offeror pursuant to the terms and conditions of the Offer for any reason will be returned, at the Offeror’s expense, to the depositing Shareholder as soon as practicable after the Expiry Time or withdrawal or termination of the Offer, by either (i) sending certificates representing the Common Shares not purchased by first class insured mail to the address of the depositing Shareholder specified in the Letter of Transmittal or, if such name or address is not so specified, in such name and to such address as shown on the securities registers maintained by or on behalf of Goldbelt, or (ii) in the case of Common Shares deposited by book-entry transfer of such Common Shares pursuant to the procedures set out in “Manner of Acceptance — Acceptance by Book-Entry Transfer” in Section 3 of the Offer, such Common Shares will be credited to the depositing holder’s account maintained with CDS or DTC, as applicable.

8.	Withdrawal of Deposited Common Shares

Except as otherwise stated in this Section 8 of the Offer or as otherwise required by applicable Laws, all deposits of Common Shares under the Offer are irrevocable. Unless otherwise required or permitted by applicable Laws, any

Common Shares deposited in acceptance of the Offer may be withdrawn at the place of deposit by or on behalf of the depositing Shareholder:

(a)	at any time before the Common Shares have been taken up by the Offeror under the Offer;

(b)	if the Common Shares have not been paid for by the Offeror within three business days after having been taken up; or

(c)	at any time before the expiration of 10 days from the date upon which either:

(i)	a notice of change relating to a change which has occurred in the information contained in the Offer or the Circular, as amended from time to time, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or of an affiliate of the Offeror), in the event that such change occurs before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer; or

(ii)	a notice of variation concerning a variation in the terms of the Offer (other than a variation consisting solely of an increase in the consideration offered for the Common Shares where the time for deposit is not extended for more than 10 days, or a variation consisting solely of a waiver of a condition of the Offer);

is mailed, delivered or otherwise properly communicated (subject to abridgement of that period pursuant to such order or orders as may be granted by applicable courts or securities regulatory authorities) and only if such deposited Common Shares have not been taken up by the Offeror at the date of the notice.

Withdrawals of Common Shares deposited under the Offer must be effected by notice of withdrawal made by or on behalf of the depositing Shareholder and must be received by the Depositary at the place of deposit of the applicable Common Shares (or Notice of Guaranteed Delivery in respect thereof) within the time limits indicated above. Notices of withdrawal: (a) must be made by a method, including a manually executed facsimile, that provides the Depositary with a written or printed copy; (b) must be signed by or on behalf of the person(s) who signed the Letter of Transmittal accompanying (or Notice of Guaranteed Delivery in respect of) the Common Shares which are to be withdrawn; and (c) must specify such person’s name, the number of Common Shares to be withdrawn, the name of the registered holder and the certificate number shown on each certificate representing the Common Shares to be withdrawn. Any signature in a notice of withdrawal must be guaranteed by an Eligible Institution in the same manner as in a Letter of Transmittal (as described in the instructions set out therein), except in the case of Common Shares deposited for the account of an Eligible Institution.

Alternatively, if Common Shares have been deposited pursuant to the procedures for book-entry transfer, as set out in Section 3 of this Offer, “Manner of Acceptance — Acceptance by Book-Entry Transfer” any notice of withdrawal must specify the name and number of the account at CDS or DTC, as applicable, to be credited with the withdrawn Common Shares and otherwise comply with the procedures of CDS or DTC, as applicable.

A withdrawal of Common Shares deposited under the Offer can only be accomplished in accordance with the foregoing procedures. The withdrawal will take effect only upon actual physical receipt by the Depositary of the properly completed and executed written notice of withdrawal.

All questions as to the validity (including, without limitation, timely receipt) and form of notices of withdrawal will be determined by the Offeror in its sole discretion, and such determination will be final and binding. There shall be no duty or obligation of the Offeror, the Depositary, the Information Agent or any other person to give notice of any defects or irregularities in any notice of withdrawal and no liability shall be incurred or suffered by any of them for failure to give such notice.

If the Offeror extends the period of time during which the Offer is open, is delayed in taking up or paying for Common Shares or is unable to take up or pay for Common Shares for any reason, then, without prejudice to the Offeror’s other rights, Common Shares deposited under the Offer may, subject to applicable Laws, be retained by the Depositary on behalf of the Offeror and such Common Shares may not be withdrawn except to the extent that depositing Shareholders are entitled to withdrawal rights as set out in this Section 8 or pursuant to applicable Laws.

Withdrawals cannot be rescinded and any Common Shares withdrawn will thereafter be deemed to be not validly deposited for the purposes of the Offer, but may be re-deposited at any subsequent time prior to the Expiry Time by following any of the procedures described in Section 3 of the Offer, “Manner of Acceptance”.

In addition to the foregoing rights of withdrawal, Shareholders in certain provinces of Canada are entitled to statutory rights of rescission or to damages, or both, in certain circumstances. See Section 24 of the Circular, “Statutory Rights”.

9.	Changes in Capitalization; Adjustments; Liens

If, on or after the date of the Offer, Goldbelt should divide, combine, reclassify, consolidate, convert or otherwise change any of the Common Shares or its capitalization, or disclose that it has taken or intends to take any such action, then the Offeror may, in its sole discretion and without prejudice to its rights under “Conditions of the Offer” in Section 4 of the Offer, make such adjustments as it considers appropriate to the purchase price and other terms of the Offer (including, without limitation, the type of securities offered to be purchased and the amount payable therefor) to reflect such division, combination, reclassification, consolidation, conversion or other change.

Common Shares and any Distributions acquired under the Offer shall be transferred by the Shareholder and acquired by the Offeror free and clear of all liens, restrictions, charges, encumbrances, claims and equities and together with all rights and benefits arising therefrom, including without limitation the right to any and all dividends, distributions, payments, securities, property, rights, assets or other interests which may be accrued, declared, paid, issued, distributed, made or transferred on or after the date of the Offer on or in respect of the Common Shares. If, on or after the date of the Offer, Goldbelt should declare, set aside or pay any dividend or declare, make or pay any other distribution or payment on or declare, allot, reserve or issue any securities, rights or other interests with respect to any Common Share, which is or are payable or distributable to Shareholders on a record date prior to the date of transfer into the name of the Offeror or its nominee or transferee on the securities registers maintained by or on behalf of Goldbelt in respect of Common Shares accepted for purchase under the Offer, then (and without prejudice to its rights under “Conditions of the Offer” in Section 4 of the Offer), any such dividend, distribution, payment, securities, property, rights, assets or other interests will be received and held by the depositing Shareholder for the account of the Offeror and will be promptly remitted and transferred by the depositing Shareholder to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer. Pending such remittance, the Offeror will be entitled to all rights and privileges as the owner of any such dividend, distribution, payment, securities, property, rights, assets or other interests and may withhold the entire purchase price payable by the Offeror under the Offer or deduct from the consideration payable by the Offeror under the Offer the amount or value thereof, as determined by the Offeror in its sole discretion.

The declaration or payment of any such dividend or distribution may have tax consequences not discussed under “Certain Canadian Federal Income Tax Considerations” in Section 18 of the Circular or “Certain United States Federal Income Tax Considerations” in Section 19 of the Circular.

10.	Notices and Delivery

Without limiting any other lawful means of giving notice, and unless otherwise specified by applicable Laws, any notice to be given by the Offeror or the Depositary under the Offer will be deemed to have been properly given if it is mailed by first class mail, postage prepaid, to the registered Shareholders at their respective addresses as shown on the securities registers maintained by or on behalf of Goldbelt and, unless otherwise specified by applicable Laws, will be deemed to have been received on the first business day following the date of mailing. These provisions apply notwithstanding any accidental omission to give notice to any one or more Shareholders and notwithstanding any interruption of mail services following mailing. Except as otherwise permitted by applicable Laws, in the event of any interruption or delay of mail service following mailing, the Offeror intends to make reasonable efforts to disseminate the notice by other means, such as publication. Except as otherwise required or permitted by Law, if post offices in Canada or the United States are not open for the deposit of mail, any notice which the Offeror or the Depositary may give or cause to be given to Shareholders under the Offer will be deemed to have been properly given and to have been received by Shareholders if it is given to the TSX for dissemination through its facilities or it is published once in either the National Edition of The Globe and Mail or The National Post and in La Presse or it is given to the Canada News Wire Service for dissemination through its facilities.

The Offer and Circular and the accompanying Letter of Transmittal and Notice of Guaranteed Delivery will be mailed to registered holders of Common Shares by first class mail, postage prepaid or made in such other manner as is permitted by applicable Laws and the Offeror will use its reasonable efforts to furnish such documents to investment advisors, stockbrokers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear in the securities registers maintained by or on behalf of Goldbelt in respect of the Common Shares or, if security position listings are available, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to the beneficial owners of Common Shares where such listings are received.

Wherever the Offer calls for documents to be delivered to the Depositary, such documents will not be considered delivered unless and until they have been physically received at one of the addresses listed for the Depositary specified in the Letter of Transmittal or in the Notice of Guaranteed Delivery, as applicable. Wherever the Offer calls for documents to be delivered to a particular office of the Depositary, such documents will not be considered delivered unless and until they have been physically received at the particular office at the address indicated in the Letter of Transmittal or Notice of Guaranteed Delivery, as applicable.

11.	Mail Service Interruption

Notwithstanding the provisions of the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, cheques and any other relevant documents will not be mailed if the Offeror determines that delivery thereof by mail may be delayed. Persons entitled to cheques and/or any other relevant documents which are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary to which the deposited certificate(s) for Common Shares were delivered until such time as the Offeror has determined that delivery by mail will no longer be delayed. The Offeror shall provide notice of any such determination not to mail made under this Section 11 as soon as reasonably practicable after the making of such determination and in accordance with Section 10 of the Offer, “Notices and Delivery”. Notwithstanding Section 6 of the Offer, “Take Up and Payment for Deposited Common Shares”, cheques and any other relevant documents not mailed for the foregoing reason will be conclusively deemed to have been delivered on the first day upon which they are available for delivery to the depositing Shareholder at the appropriate office of the Depositary.

12.	Market Purchases

The Offeror reserves the right to, and may acquire, or cause an affiliate to acquire, beneficial ownership of Common Shares by making purchases through the facilities of the TSX, subject to applicable Laws, at any time prior to the Expiry Time. The Offeror intends to make such purchases if and to the extent that market conditions, the trading price of the Common Shares and other factors make it desirable for the Offeror to complete such purchases. In no event will the Offeror make any such purchases of Common Shares until the third business day following the date of the Offer. If the Offeror purchases Common Shares during the Offer other than pursuant to the Offer, the Common Shares so purchased will be counted in the determination as to whether the Minimum Tender Condition has been fulfilled. The aggregate number of Common Shares acquired by the Offeror through the facilities of the TSX after the date of the Offer to and including the Expiry Date shall not exceed 5% of the outstanding Common Shares as of the date of the Offer, and the Offeror will issue and file a news release forthwith after the close of business of the TSX on each day on which such Common Shares have been purchased. The news release will disclose the purchaser, the number of Common Shares purchased by the purchaser on that day, the highest price paid by the purchaser for Common Shares on that day, the average price paid for the Common Shares purchased by the purchaser through the facilities of the TSX during the currency of the Offer, and the total number of securities owned by the purchaser as of the close of business of the TSX on that day. For the purposes of this Section 12, “the Offeror” includes the Offeror and any person acting jointly or in concert with the Offeror (including Wega Mining).

Although the Offeror has no present intention to sell Common Shares taken up under the Offer, subject to applicable Laws, the Offeror and its affiliates reserve the right to make or enter into arrangements, commitments or understandings at or prior to the Expiry Time to sell any of such Common Shares after the Expiry Time, subject to compliance with applicable securities laws.

13.	Other Terms of the Offer

(a)	The Offer and all contracts resulting from acceptance thereof shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario and all courts competent to hear appeals therefrom.

(b)	The Offeror reserves the right to transfer to one or more affiliates of Wega Mining the right to purchase all or any portion of the Common Shares deposited under the Offer, but any such transfer will not relieve the Offeror of its obligation under the Offer and will in no way prejudice the rights of persons depositing Common Shares to receive payment for Common Shares validly deposited and accepted for payment under the Offer.

(c)	In any jurisdiction in which the Offer is required to be made by a licensed broker or dealer, the Offer shall be made on behalf of the Offeror by brokers or dealers licensed under the laws of such jurisdiction.

(d)	No broker, dealer or other person has been authorized to give any information or make any representation on behalf of the Offeror not contained herein or in the accompanying Circular, and, if given or made, such information or representation must not be relied upon as having been authorized. No stockbroker, investment dealer or other person shall be deemed to be the agent of the Offeror, the Depositary or the Information Agent for the purposes of the Offer.

(e)	The provisions of the Glossary, the Summary, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, including the instructions contained therein, as applicable, form part of the terms and conditions of the Offer.

(f)	The Offeror, in its sole discretion, will be entitled to make a final and binding determination of all questions relating to the interpretation of the terms and conditions of the Offer (including, without limitation, the satisfaction of the conditions of the Offer), the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, the validity of any acceptance of the Offer and the validity of any withdrawals of Common Shares.

(g)	The Offeror reserves the right to waive any defect in acceptance with respect to any particular Common Share or any particular Shareholder. There shall be no duty or obligation of the Offeror, the Depositary, the Information Agent or any other person to give notice of any defect or irregularity in the deposit of any Common Shares or in any notice of withdrawal and in each case no liability shall be incurred or suffered by any of them for failure to give such notice.

(h)	The Offer and Circular do not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the Laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to make the Offer in any jurisdiction and extend the Offer to Shareholders in any such jurisdiction.

The Offer and the accompanying Circular constitute the take-over bid circular required under Canadian provincial securities legislation with respect to the Offer. Shareholders are urged to refer to the accompanying Circular for additional information relating to the Offer.

Dated: November 5, 2007

WEGA MINING INC.

(signed) Ron MacArthur
Chief Executive Officer, Chief Financial Officer, Secretary and Director

CIRCULAR

This Circular is furnished in connection with the accompanying Offer dated November 5, 2007 by the Offeror to purchase all of the issued and outstanding Common Shares of Goldbelt, including Common Shares that may become issued and outstanding after the date of the Offer but before the Expiry Time of the Offer pursuant to Performance Rights entitling holders to obtain Common Shares and upon the conversion, exchange or exercise of Options or other securities of Goldbelt that are convertible into or exchangeable or exercisable for Common Shares. The terms and conditions of the Offer, the Summary, the Letter of Transmittal and the Notice of Guaranteed Delivery are incorporated into and form part of this Circular. Shareholders should refer to the Offer for details of the terms and conditions of the Offer, including details as to the manner of payment and withdrawal rights. Terms defined in the Offer, including in the Glossary, and not otherwise defined in this Circular have the respective meanings given to them in the Glossary, unless the context otherwise requires.

Unless otherwise indicated, the information concerning Goldbelt contained in the Offer and Circular has been taken from or based upon publicly available documents and records on file with Canadian securities authorities and other public sources available at the time of the Offer. Although the Offeror has no knowledge that would indicate that any statements contained herein relating to Goldbelt taken from or based on such documents and records are untrue or incomplete, neither the Offeror nor Wega Mining nor any of their respective officers or directors assumes any responsibility for the accuracy or completeness of such information or for any failure by Goldbelt to disclose events or facts that may have occurred or which may affect the significance or accuracy of any such information but that are unknown to the Offeror or Wega Mining. Unless otherwise indicated, information concerning Goldbelt is given as of September 12, 2007.

1.	Wega Mining and the Offeror

Wega Mining is an Oslo-based international mining company focused on exploring, developing and operating gold, copper and zinc deposits. Wega Mining currently has a portfolio of 35 exploration licenses in Guinea, Canada, Portugal, Ecuador, Romania and Norway, and a gold-copper development project in Canada.

Wega Mining’s shares are listed on Oslo Axess, a venture exchange regulated by the Oslo Stock Exchange, under the symbol “WEMI”. Wega Mining is not a reporting issuer in any of the provinces or territories of Canada. Wega Mining is a public limited liability company incorporated under the laws of Norway on March 20, 2006 and registered under the laws of Norway on April 6, 2006. Wega Mining’s head office and principal place of business is located at Karenslyst Allé 2, 5th Floor, 0278 Oslo, Norway.

The Offeror, Wega Mining Inc., is a wholly-owned subsidiary of Wega Mining. The Offeror was incorporated under the BCBCA on July 16, 2004 under the name Siguiri Gold Mining Inc. and subsequently changed its name to Wega Mining Inc. on April 6, 2007. The Offeror has not carried on any material business or activity prior to the date hereof other than in connection with matters directly related to the Offer. The Offeror’s registered and head office is located at Suite 1208, 1328 Homer Street, Vancouver, British Columbia, Canada V6B 6A7. The Offeror is not a reporting issuer in any of the provinces or territories of Canada.

2.	Goldbelt

Goldbelt is a Canadian junior mining company focused on exploring and developing gold prospects in Burkina Faso, West Africa. Goldbelt has also recently acquired rights to certain exploration licenses in each of Guinea and Mali. Among Goldbelt’s assets is the Inata Gold Project, a gold deposit in Burkina Faso, West Africa. Goldbelt has recently completed a final feasibility study dated October 16, 2007 for the Inata Gold Project, a copy of which is available on SEDAR at www.sedar.com.

Goldbelt was incorporated under the Company Act (British Columbia) on July 23, 1976 under the name Goldbelt Mines Inc. and converted to a limited liability company pursuant to the Company Act (British Columbia) under the same name on October 5, 1984. The Company amalgamated with North American Metal Corporation on October 22, 1984 under the name Goldbelt Mines Inc., changed its name to Goldbelt Resources Ltd. on July 15, 1991 and subsequently amalgamated with Comptoir International du Commerce Ltee on July 9, 1997 under the name Goldbelt Resources Ltd. On August 27, 2001, the Company was continued under the laws of the Yukon Territory and, on February 16, 2006, the Company was continued under the BCBCA. Goldbelt is a reporting issuer in the Provinces of British Columbia, Alberta and Ontario, Canada.

The Common Shares of Goldbelt are listed on the TSX under the symbol “GLD”. Goldbelt’s head office is located at Suite 1201, 372 Bay Street, Toronto, Ontario, Canada M5H 2W9 and its registered and records office is located at 1040 West Georgia Street, 15th Floor, Vancouver, British Columbia, Canada V6E 4H8.

3.	Certain Information Concerning Goldbelt and Its Securities

Share Capital of Goldbelt

The authorized capital of Goldbelt consists of an unlimited number of Common Shares. Goldbelt has represented to the Offeror and Wega Mining in the Support Agreement that as of October 17, 2007, (i) 65,460,316 Common Shares, (ii) Options to acquire an aggregate of up to 5,785,000 Common Shares, (iii) Performance Rights to obtain an aggregate of up to 1,800,000 Common Shares pursuant to employment or services agreements, and (iv) an obligation to issue 350,000 Common Shares to Canisp Consultants Ltd. pursuant to an agreement between Goldbelt and Canisp Consultants Ltd. dated June 24, 2007, were outstanding. Goldbelt has also represented to the Offeror and Wega Mining in the Support Agreement that there are no other securities or obligations of any kind convertible into or exchangeable for any shares of Goldbelt.

Prior Distributions and Purchases of Common Shares

Based on publicly available information, the Offeror believes that the following table sets out all distributions and purchases of Common Shares by Goldbelt during the five fiscal years ended June 30th preceding the Offer:

			Aggregate
			Gross
Fiscal			Proceeds to
Year		Price(1)	Goldbelt

2003	Nil	$—	$—
2004	Issuance of 2,000,000 units to a director of Goldbelt, each unit consisting of one Common Share and one warrant to purchase an additional Common Share at $0.10 until November 18, 2004	$0.0525 per unit	$105,000

	Issuance of 1,500,000 Common Shares	$0.25 per share	$375,000
2005	Issuance of 2,000,000 Common Shares on exercise of warrants	$0.10 per share	$200,000
	Issuance of 16,000,000 units, each unit consisting of one Common Share and one half of one warrant to purchase an additional Common Share at $0.65 until September 3, 2006	$0.50 per unit	$8,000,000
	Issuance of 7,529,412 Common Shares	$0.50 per share	$3,764,706
	Issuance of 250,000 Common Shares	$0.50 per share	$125,000
	Issuance of 175,000 Common Shares	$0.50 per share	$87,500
2006	Issuance of 10,588,235 Common Shares on the exercise of warrants	$0.65 per share	$6,882,353
	Issuance of 1,900,453 Common Shares	$0.65 per share	$1,235,294
	Issuance of 1,670,000 Common Shares	$1.08 per share	$1,808,169
	Issuance of 255,398 Common Shares on the exercise of warrants	$0.65 per share	$166,009
	Issuance of 660,000 Common Shares on the exercise of Options	$0.10 per share	$66,000
	Issuance of 565,647 Common Shares on the exercise of Options	$0.52 per share	$294,132
2007	Issuance of 1,538,462 Common Shares	$0.65 per share	$1,000,000
	Issuance of 7,600,000 Common Shares	$1.05 per share	$7,980,000
	Issuance of 4,714,932 Common Shares on the exercise of warrants	$0.62 per share	$2,944,118
	Issuance of 1,013,969 Common Shares on the exercise of warrants	$0.61 per share	$622,548
	Issuance of 200,000 Common Shares on the exercise of Options	$0.54 per share	$108,000
2008(2)	Issuance of 468,668 Common Shares on the exercise of Options	$0.92 per share	$431,175
	Issuance of 175,000 Common Shares on the exercise of Options	$0.69 per share	$120,000
	Issuance of 1,300,000 Common Shares pursuant to Performance Rights(3)	N/A	$—
	Issuance of 350,000 Common Shares to be issued to a service provider(4)	N/A	$—

Notes:

(1)	For Common Shares issued upon the exercise of Options and warrants, as applicable, the price per security is the average exercise price per security.

(2)	All distributions or purchases of Common Shares listed in respect of the fiscal year ended June 30, 2008 reflect distributions or purchases during the period beginning on July 1, 2007 through to the date hereof, along with Common Shares issuable pursuant to Performance Rights following the date hereof but prior to the Expiry Date of the Offer. See Section 16 of the Circular, “Agreements, Arrangements or Understandings — Employment Arrangements”.

(3)	The issuance of these Common Shares pursuant to vested Performance Rights has been conditionally approved by the TSX, but these Common Shares have not yet been issued. It is anticipated that these Common Shares will be issued prior to the Expiry Date of the Offer. In addition, in the Support Agreement Goldbelt has agreed to issue Common Shares pursuant to Performance Rights where the applicable performance targets have not been met, which will result in the issuance of an additional 500,000 Common Shares.

(4)	Goldbelt has agreed to issue these Common Shares to a service provider pursuant to existing contractual arrangements. These Common Shares will be issued after conditional approval of the TSX to such issuance is obtained. Goldbelt has advised the Offeror that it has made application for such conditional approval.

Dividend Record of Common Shares

Since incorporation, Goldbelt has not paid any dividends on its Common Shares. According to Goldbelt’s annual information form dated September 12, 2007, Goldbelt does not have any present intention of paying dividends, as it anticipates that all available funds will be used to undertake exploration and development programs on its mineral properties as well as the acquisition of additional mineral properties. In addition, pursuant to a demand facility with Macquarie Bank Limited, Goldbelt has disclosed that it is not permitted to pay dividends or to undertake capital reductions.

4.	Price Range and Trading Volume of Goldbelt Common Shares

The Common Shares are listed and posted for trading on the TSX. The closing price of the Common Shares on the TSX on October 17, 2007, the last trading day prior to the announcement of Wega Mining’s intention to make the Offer, was $1.16. The Offer represents a premium of approximately 43% over the volume-weighted average trading price of the Common Shares on the TSX for the 20 trading days ending October 17, 2007. The Offer also represents a premium of approximately 34% over the October 17, 2007 closing price of the Common Shares on the TSX.

The following table sets forth, for the periods indicated, the reported high and low daily trading prices and the aggregate volume of trading of the Common Shares on the TSX or, prior to April 10, 2007, on the TSX Venture Exchange, for the periods indicated:

	Trading of Common Shares
	TSX
Period	High	Low	Volume
	($)	($)	(#)
2006
November	1.330	1.120	1,386,972
December	1.280	1.180	931,663
2007
January	1.250	1.010	481,189
February	1.200	1.010	1,174,270
March	1.250	1.030	1,322,195
April(1)	1.300	1.060	942,722
May	1.300	1.130	1,356,538
June	1.210	0.940	1,098,177
July	1.110	0.950	694,206
August	1.130	0.810	546,030
September	1.190	0.920	488,787
October	1.530	0.970	12,847,507

Note:

(1)	The Common Shares of Goldbelt graduated from listing on the TSX Venture Exchange to the TSX on April 10, 2007.

Source: TSX Datalinks

5.	Support Agreement

On October 17, 2007, Wega Mining, the Offeror and Goldbelt entered into the Support Agreement, which sets out, among other things, the terms and conditions upon which Goldbelt agrees to recommend that Shareholders accept the Offer. The following is a summary of certain provisions of the Support Agreement. It does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Support Agreement. The Support Agreement has been filed by Goldbelt with the Canadian securities regulatory authorities and is available on SEDAR at www.sedar.com.

Support of the Offer

Goldbelt has announced that the Goldbelt Board of Directors, upon consultation with its financial and legal advisors and on receipt of a recommendation from its Special Committee, has unanimously determined that the Offer is in the best interests of Goldbelt and the Shareholders and, accordingly, the Goldbelt Board of Directors has resolved unanimously to recommend to the Shareholders that they accept the Offer and deposit their Common Shares under the Offer. Each member of the Goldbelt Board of Directors has agreed to support the Offer, subject to the provisions of the Support Agreement.

In addition, certain of Goldbelt’s officers and directors and certain of its significant Shareholders have entered into the Lock-Up Agreements, pursuant to which they have agreed, subject to certain terms and conditions of the Lock-Up Agreements, to tender all of their Common Shares, including any Common Shares issued upon the exercise of any Options or pursuant to Performance Rights held by the Locked-Up Shareholders, to the Offer. See Section 6 of this Circular, “Lock-Up Agreements”.

The Offer

The Offeror has agreed to make the Offer on the terms and conditions set forth in the Support Agreement and, provided all of the conditions of the Offer set forth in Section 4 of the Offer, “Conditions of the Offer”, shall have been satisfied or waived at or prior to the Expiry Time, the Offeror has agreed to take up and pay for all Common Shares validly tendered and not withdrawn under the Offer within the time periods required by applicable Laws. See Section 6 of the Offer, “Take Up and Payment for Deposited Common Shares”.

The Offeror is permitted, in its sole discretion, to modify or waive any term or condition of the Offer; provided that the Offeror cannot, without the prior consent of Goldbelt, increase the Minimum Tender Condition, impose additional conditions to the Offer, decrease the consideration per Common Share, decrease the number of Common Shares in respect of which the Offer is made, change the form of consideration payable under the Offer (other than to increase the total consideration per Common Share and/or add additional consideration or consideration alternatives) or otherwise vary the Offer or any terms or conditions thereof (which for greater certainty does not include a waiver of a condition) in a manner which is adverse to the Shareholders (other than Wega Mining or the Offeror).

Board Representation

Provided that at least a majority of the then outstanding Common Shares on a fully-diluted basis are purchased by the Offeror and from time to time thereafter, the Offeror will be entitled to designate such number of members of the Goldbelt Board of Directors, and any committee thereof, as is proportionate to the percentage of the outstanding Common Shares beneficially owned from time to time by Wega Mining, and Goldbelt will not frustrate the Offeror’s attempt to do so and has covenanted to co-operate with Wega Mining, subject to all applicable Laws, to enable Wega Mining’s designees to be elected or appointed to the Goldbelt Board of Directors, and any committee thereof, to constitute the proportionate percentage of the outstanding Common Shares beneficially owned from time to time by Wega Mining including, at the request of Wega Mining, by its commercially reasonable best efforts to increase the size of the Goldbelt Board of Directors and to secure the resignations of such directors as Wega Mining may request.

No Solicitation

Goldbelt has agreed that, except as provided in the Support Agreement, it will not, and it will cause each of its subsidiaries not to, directly or indirectly, through any officer, director, employee, representative (including financial or other advisors) or agent, (a) make, solicit, assist, initiate, encourage or otherwise facilitate (including by way of furnishing non-public information, permitting any visit to any facilities or properties of Goldbelt or any subsidiary of Goldbelt, or entering into any form of written or oral agreement, arrangement or understanding) any inquiries, proposals or offers regarding an Acquisition Proposal; (b) engage in any discussions or negotiations regarding, or provide any non-public information with respect to, or otherwise co-operate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other person to make or complete any Acquisition Proposal, provided that, for greater certainty, Goldbelt may advise any person making an unsolicited Acquisition Proposal that such Acquisition Proposal does not constitute a Superior Proposal when the Goldbelt Board of Directors has so determined; (c) withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in any manner adverse to the Offeror or Wega Mining, the approval or recommendation of the Goldbelt Board of Directors or any committee thereof of the Support Agreement or the Offer; (d) approve, recommend or remain neutral with respect to, or propose publicly to approve, recommend or remain neutral with respect to, any Acquisition Proposal; or (e) accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, arrangement or undertaking related to any Acquisition Proposal.

The Support Agreement defines an “Acquisition Proposal” as, generally, (i) any merger, take-over bid, issuer bid, amalgamation, plan of arrangement, share exchange, business combination, consolidation, recapitalization, reorganization, liquidation, dissolution or winding-up in respect of Goldbelt or any of its subsidiaries; (ii) any sale or acquisition of all or a material portion of the assets of Goldbelt and its subsidiaries; (iii) any sale or acquisition of all or a material portion of the Common Shares or other securities of Goldbelt or any of the securities of any subsidiary of Goldbelt; (iv) any sale of an interest in any mineral property or joint venture; (v) any similar business combination or transaction, of or involving Goldbelt or any of its subsidiaries including any joint venture, earn-in, farm-in or similar structure or arrangement; or (vi) any proposal or offer to, or public announcement of an intention to do, any of the foregoing from any person other than Wega Mining, the Offeror or any other subsidiary of Wega Mining.

Goldbelt has also agreed to immediately cease, and to instruct its financial advisors and other representatives and agents to cease, any existing solicitation, discussion or negotiation with any person (other than Wega Mining, the Offeror or any other subsidiary of Wega Mining), by or on behalf of Goldbelt or any of its subsidiaries with respect to or which could lead to any potential Acquisition Proposal and, in connection therewith, to discontinue access to any data rooms.

Goldbelt has agreed not to waive, release any person from, or fail to enforce on a timely basis any obligation under, any confidentiality agreement or standstill agreement or amend any such agreement, except to allow such person to confidentially propose to the Goldbelt Board of Directors an unsolicited Acquisition Proposal, provided that Goldbelt complies with the provisions of the Support Agreement. The Goldbelt Board of Directors may consider and accept any new Acquisition Proposal that is an unsolicited Superior Proposal, provided that Goldbelt complies with the provisions of the Support Agreement. Goldbelt has also agreed to request the return or destruction of all information provided to any third parties who have entered into a confidentiality agreement with Goldbelt relating to any potential Acquisition Proposal and to use commercially reasonable efforts to ensure that such requests are honoured in accordance with the terms of such confidentiality agreements.

Goldbelt has agreed to promptly (and in any event within 24 hours) notify Wega Mining of any proposal, inquiry, offer or request (or any amendment thereto) relating to or constituting a bona fide Acquisition Proposal, any request for discussions or negotiations relating to, or which could lead to, an Acquisition Proposal, and/or any request for non-public information relating to Goldbelt or any Goldbelt subsidiary or mineral property or contractual or legal rights or for access to properties or books and records or a list of shareholders of Goldbelt or its subsidiaries of which Goldbelt’s directors, officers, employees, representatives or agents are or become aware.

Superior Proposals

If Goldbelt receives a request for non-public information from a person who, on an unsolicited basis, proposes to Goldbelt a bona fide Acquisition Proposal, and (a) the Goldbelt Board of Directors determines in good faith after receipt of advice from its financial advisors and outside legal counsel that such Acquisition Proposal would, if consummated in accordance with its terms, result in a Superior Proposal, and (b) in the opinion of the Goldbelt Board of Directors, acting in good faith and upon advice of its outside legal advisors, the failure to provide such person with access to information regarding Goldbelt would be inconsistent with the fiduciary duties of the Goldbelt Board of Directors, then Goldbelt can provide such person with access to information regarding Goldbelt, subject to the execution of a confidentiality agreement which is in form and substance satisfactory to Wega Mining, acting reasonably (which confidentiality agreement will include a standstill covenant on customary terms with a duration of at least 12 months); provided, however, that Goldbelt sends a copy of any such confidentiality agreement to the Offeror promptly upon its execution and the Offeror is provided with a list of or copies of the information provided to such person and is immediately provided with access to the same information to which such person was provided.

Goldbelt has agreed not to accept, approve or recommend, or enter into any agreement (other than a confidentiality agreement) relating to, an Acquisition Proposal unless: (a) the Acquisition Proposal constitutes a Superior Proposal; (b) Goldbelt has complied with its non-solicitation covenants in the Support Agreement; (c) Goldbelt has provided Wega Mining with notice in writing that there is a Superior Proposal, together with all documentation related to and detailing the Superior Proposal, at least five Business Days before the Goldbelt Board of Directors proposes to accept, approve, recommend or enter into any agreement relating to such Superior Proposal; (d) five Business Days have elapsed from the date Wega Mining received the notice referred to in clause (c) above in respect of the Acquisition Proposal and, if Wega Mining and the Offeror have proposed to amend the terms of the Offer in accordance with their opportunity to match provided in the Support Agreement (discussed below), the Goldbelt Board of Directors (after receiving advice from its financial advisors and outside legal counsel) has determined in good faith that the Acquisition Proposal is a Superior Proposal compared to the proposed amendment to the terms of the Offer by Wega Mining and the Offeror; (e) Goldbelt concurrently terminates the Support Agreement in accordance with its terms to enter into a definitive agreement with respect to the Superior Proposal, and (f) Goldbelt has previously, or concurrently, paid to Wega Mining or its assignee the Termination Payment (as defined below).

The Support Agreement defines a “Superior Proposal” as, generally, an unsolicited bona fide written Acquisition Proposal from a person received after October 17, 2007: (a) to purchase or otherwise acquire, directly or indirectly, by means of a merger, take-over bid, amalgamation, plan of arrangement, business combination or similar transaction, all of the Common Shares and offering or making available to all Shareholders the same consideration in form and amount per Common Share to be purchased or otherwise acquired; (b) that did not result from a breach of Goldbelt’s non-solicitation covenants in the Support Agreement; (c) which complies with all applicable securities laws; (d) in respect of which, any required financing to complete such Acquisition Proposal has been demonstrated to the satisfaction of the Goldbelt Board of Directors, acting in good faith (after receipt of advice from its financial advisors and outside legal counsel), will be obtained; (e) that is not subject to any due diligence and/or access condition which would allow access to the books, records, personnel or properties of Goldbelt or any of its subsidiaries or their respective representatives beyond 5:00 p.m. (Toronto time) on the third day after which access is first afforded to the person making the Acquisition Proposal, provided that any such due diligence and/or access condition must be satisfied or waived at or before such time; (f) that the Goldbelt Board of Directors has determined in good faith (after receipt of advice from its financial advisors and with its outside legal counsel) (i) is reasonably capable of completion without undue delay, taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal and the person making such Acquisition Proposal, and (ii) would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction more favourable from a financial point of view to the Shareholders than the Offer (including any adjustment to the terms and conditions of the Offer proposed by the Offeror pursuant to the Offeror’s opportunity to match); and (g) in respect of which the Goldbelt Board of Directors has determined in good faith (after receipt of advice from its outside legal counsel) that failure to recommend such Acquisition Proposal to Shareholders would be inconsistent with its fiduciary duties.

Opportunity to Match

Goldbelt has agreed that, during the five Business Day period immediately following the receipt by Wega Mining of written notice from Goldbelt of the existence of a Superior Proposal referred to above or such longer period as Goldbelt may approve for such purpose, Wega Mining and the Offeror will have the opportunity, but not the obligation, to propose to amend the terms of the Support Agreement and the Offer. Goldbelt has agreed to co-operate with Wega Mining and the Offeror with respect thereto, including negotiating in good faith with Wega Mining and the Offeror to enable Wega Mining and the Offeror to make such adjustments to the terms and conditions of the Support Agreement and the Offer as Wega Mining and the Offeror deem appropriate and as would enable Wega Mining and the Offeror to proceed with the Offer and any Contemplated Transaction (as defined below) on such adjusted terms. The Goldbelt Board of Directors will review any proposal by Wega Mining and the Offeror to amend the terms of the Offer in order to determine, in good faith in the exercise of its fiduciary duties, whether Wega Mining and the Offeror’s proposal to amend the Offer would result in the Acquisition Proposal not being a Superior Proposal compared to Wega Mining’s proposed amendment to the terms of the Offer.

The Goldbelt Board of Directors has agreed to promptly reaffirm its recommendation of the Offer by press release after: (a) any Acquisition Proposal which the Goldbelt Board of Directors determines not to be a Superior Proposal is publicly announced or made; or (b) the Goldbelt Board of Directors determines that a proposed amendment to the terms of the Offer would result in the Acquisition Proposal which has been publicly announced or made not being a Superior Proposal, and the Offeror has so amended the terms of the Offer.

Nothing in the Support Agreement shall prevent the Goldbelt Board of Directors from responding through a directors’ circular or otherwise as required by applicable securities Laws to an Acquisition Proposal that it determines is not a Superior Proposal.

Subsequent Acquisition Transaction

The Support Agreement provides that if, within four months after the date of the Offer, the Offer has been accepted by holders of not less than 90% of the outstanding Common Shares as at the Expiry Time, the Offeror may, to the extent possible, effect a Compulsory Acquisition of the remainder of the Common Shares from those Shareholders who have not accepted the Offer pursuant to Section 300 of the BCBCA. If that statutory right of acquisition is not available or the Offeror chooses not to avail itself of such statutory right of acquisition, the Offeror has agreed to use its commercially reasonable efforts to pursue other means of acquiring the remaining Common Shares not tendered to the Offer. Goldbelt has agreed that, in the event the Offeror takes up and pays for Common Shares under the Offer representing at least a simple majority of the outstanding Common Shares (calculated on a fully diluted basis as at the Expiry Time), it will assist Wega Mining and the Offeror in connection with any Subsequent Acquisition Transaction involving Goldbelt, Wega Mining, the Offeror or another subsidiary of Wega Mining that Wega Mining may, in its sole discretion, undertake to pursue to acquire the remaining Common Shares, provided that the consideration per Common Share offered in connection with the Subsequent Acquisition Transaction is at least equivalent in value to the consideration per Common Share paid under the Offer.

Termination of the Support Agreement

The Support Agreement may be terminated by a party at any time prior to the time that designees of the Offeror represent a majority of the Goldbelt Board of Directors in certain circumstances, including the following: (a) by mutual written consent of Wega Mining, the Offeror and Goldbelt; (b) by Goldbelt if the Offeror does not mail the Offer and Circular by November 5, 2007 (or a later date, in accordance with the Support Agreement); (c) by Wega Mining on or after November 5, 2007 (or a later date, in accordance with the Support Agreement), if any condition to making the Offer for the Offeror’s benefit is not satisfied or waived by such date other than as a result of Wega Mining’s or the Offeror’s default under the Support Agreement; (d) by Wega Mining, if the Minimum Tender Condition or any other condition of the Offer is not satisfied or waived at or prior to the Expiry Time (as such Expiry Time may be extended from time to time by the Offeror in its sole discretion) and the Offeror has not elected to waive such condition; (e) by Wega Mining or Goldbelt, if the Offeror does not take up and pay for the Common Shares deposited under the Offer by the date that is 120 days following the date of mailing of the Offer and Circular, otherwise than as a result of the material breach by Wega Mining or Goldbelt of any material covenant or obligation under the Support Agreement (without giving effect to, applying or taking into consideration any materiality qualification already contained in such covenant or obligation) or as a result of any representation or warranty made by such party in the Support Agreement being untrue or incorrect (without giving effect to, applying or taking into consideration any materiality or Material Adverse Effect qualification already contained within such representation or warranty) where such inaccuracies in the representations and warranties, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect in respect of such party; provided, however, that if the Offeror’s take up and payment for Common Shares deposited under the Offer is delayed by (i) an injunction or order made by a Governmental Entity of competent jurisdiction, or (ii) Wega Mining not having obtained any waiver, consent or approval of any Governmental Entity which is necessary to permit the Offeror to take up and pay for Common Shares deposited under the Offer, then, provided that such injunction or order is being contested or appealed or such waiver, consent or approval is being actively sought, as applicable, the Support Agreement shall not be terminated by Wega Mining or Goldbelt pursuant to its terms until the earlier of (A) the 180th day after the Offer and Circular is mailed and (B) the fifth Business Day following the date on which such injunction or order ceases to be in effect or such waiver, consent or approval is obtained; (f) by Wega Mining, (i) if Goldbelt is in material default of a covenant or obligation under the Support Agreement (without giving effect to, applying or taking into consideration any materiality qualification already contained in such covenant or obligation), or (ii) if any representation or warranty made by Goldbelt in the Support Agreement shall have become untrue or incorrect at any time prior to the Expiry Time (without giving effect to, applying or taking into consideration any materiality or Material Adverse Effect qualification already contained within such representation or warranty) where such inaccuracies in the representations and warranties, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect in respect of Goldbelt, and in certain cases such default or inaccuracy is not curable or, if curable, is not cured by the earlier of the date which is 15 days from the date of written notice of such breach and the Business Day prior to the Expiry Date; (g) by Goldbelt if: (i) Wega Mining or the Offeror is in material default of any covenant or obligation under the Support Agreement (without giving effect to, applying or taking into consideration any materiality qualification already contained in such covenant or obligation); or (ii) any representation or warranty of Wega Mining or the Offeror under the Support Agreement is untrue or incorrect in any material respect at any time prior to the Expiry Time and such inaccuracy is reasonably likely to prevent, restrict or materially delay consummation of the Offer, and in each case such default or inaccuracy is not curable or, if curable, is not cured by the earlier of the date which is 15 days from the date of written notice of such breach and the Business Day prior to the Expiry Date; (h) by Wega Mining if: (i) any court of competent jurisdiction or other governmental authority issues an order, decree or ruling enjoining or otherwise prohibiting the Offer, the Subscription, the take up of Common Shares by the Offeror, the transactions contemplated by the Lock-Up Agreements, any Compulsory Acquisition, any Subsequent Acquisition Transaction, an subsequent amalgamation, merger or other business combination of the Offeror (or any of its affiliates) and Goldbelt or any other form of transaction whereby Wega Mining, the Offeror or another subsidiary of Wega Mining would effectively acquire all of the Common Shares of Goldbelt within approximately the same time periods and on economic terms and other terms and conditions and having consequences to Goldbelt and its Shareholders that are equivalent to or better than those contemplated by the Support Agreement (collectively, the “Contemplated Transactions”); or (ii) any litigation or other proceeding is pending or has been threatened to be instituted by any person or governmental authority, which, in the good faith judgment of Wega Mining, could reasonably be expected to result in a decision, order, decree or ruling that enjoins, prohibits, grants damage in a material amount or materially impairs the benefits of any of the Contemplated Transactions; (i) by Wega Mining, if: (i) the Goldbelt Board of Directors or any committee thereof fails to publicly recommend or reaffirm its approval of the Offer within two calendar days of any written request by Wega Mining (or, in the event that the Offer is scheduled to expire within such two calendar day period, prior to the scheduled expiry date of the Offer); (ii) the Goldbelt Board of Directors or any committee thereof withdraws, modifies, changes or qualifies its approval or recommendation of the Offer in any manner adverse to Wega Mining or the Offeror; (iii) the Goldbelt Board of Directors or any committee thereof recommends or approves or publicly proposes to recommend or approve an Acquisition Proposal; or (iv) the Goldbelt Board of Directors or any committee thereof remains neutral beyond 15 calendar days in respect of an Acquisition Proposal; and (j) by Goldbelt, if Goldbelt proposes to enter into a definitive agreement with respect to a Superior Proposal in compliance with the provisions of the Support Agreement, provided that prior to or concurrently with the entering into of that definitive agreement, Goldbelt shall have paid to Wega Mining or its assignee the Termination Payment (as defined below) and further provided that Goldbelt has not breached any of its covenants, agreements or obligations in the Support Agreement.

Termination Payment

Goldbelt is obligated to pay Wega Mining or its assignee a termination payment in the amount of $4 million (the “Termination Payment”) upon the occurrence of any of the following: (a) the Support Agreement is terminated by Wega Mining in the circumstances described in (i) above (generally a failure of the Goldbelt Board of Directors to reaffirm its approval of the Offer, a modification, withdrawal or qualification of the Goldbelt Board of Directors’ recommendation of the Offer, recommendation or approval, or proposed recommendation or approval, of an Acquisition Proposal or where Goldbelt’s Board of Directors remains neutral beyond 15 calendar days); (b) the Support Agreement is terminated by Goldbelt in the circumstances described in (j) above (generally where Goldbelt proposes to enter into a definitive agreement with respect to a Superior Proposal following the Offeror having elected not to match such Superior Proposal); or (c) on or after October 17, 2007 and prior to the later of the Expiry Time and the date on which the Support Agreement is terminated, an Acquisition Proposal is publicly announced or any person has publicly announced an intention to make such Acquisition Proposal, and such Acquisition Proposal either has been accepted by the Goldbelt Board of Directors or has not expired, been withdrawn or been publicly abandoned, and (i) the Offer is not completed as a result of the Minimum Tender Condition not having been met, and (ii) any person or company acquires, directly or indirectly, more than 50% of the issued and outstanding Common Shares or more than 50% of the consolidated assets of Goldbelt within 12 months of October 17, 2007.

Representations and Warranties of Goldbelt

Goldbelt has made customary representations and warranties in the Support Agreement, including those in respect of the following matters, among others: (i) organization and qualification to carry on business; (ii) capitalization; (iii) authority relative to the Support Agreement and enforceability of the Support Agreement; (iv) material documents or information filed with securities regulatory authorities and the TSX; (v) mineral reserves and resources; (vi) financial statements; (vii) liabilities and indebtedness; (viii) fees payable to brokers; (ix) books and records; (x) absence of non-

competition agreements (xi) absence of certain changes or events; (xii) no default; (xiii) litigation; (xiv) compliance with Laws; (xv) employment matters; (xvi) tax matters; (xvii) insurance matters; (xviii) validity and enforceability of material contracts; (xix) related party transactions; (xx) property and mineral rights; operations; (xxi) authorizations; (xxii) environmental matters; (xxiii) disclosure controls and procedures; (xxiv) internal control over financial reporting; (xxv) stock exchange compliance; (xxvi) reporting issuer status; and (xxvii) United States securities laws.

Representations and Warranties of the Offeror and Wega Mining

The Offeror and Wega Mining have each made customary representations and warranties in the Support Agreement, including those in respect of the following matters, among others: (i) organization and qualification to carry on business; (ii) authority relative to the Support Agreement and enforceability of the Support Agreement; and (iii) availability of required funds to effect payment in full for the Common Shares to be acquired pursuant to the Offer. These representations and warranties, as well as those of Goldbelt listed above, will expire upon the completion or expiration of the Offer or the termination of the Support Agreement.

Conduct of Business

Goldbelt has covenanted and agreed that, prior to the earlier of the time that designees of Wega Mining represent a majority of the Goldbelt Board of Directors and the termination of the Support Agreement, unless Wega Mining and the Offeror otherwise agree in writing or as otherwise expressly contemplated or permitted by the Support Agreement, Goldbelt will, and will cause each of its subsidiaries to, among other things, conduct its and their respective businesses in the ordinary course consistent with past practice in all material respects and use commercially reasonable efforts to preserve intact its and their present business organization and goodwill, to preserve intact its and their respective real property interests, mining leases, mining concessions, mining claims exploration permits, prospecting permits or other property, mineral or proprietary interests or rights or contractual or other legal rights and claims in good standing, to keep available the services of its officers and employees as a group and to maintain satisfactory relationships with suppliers, distributors, employees and others having business relationships with them. Goldbelt has also agreed that it will not and will cause each of its subsidiaries not to take certain actions specified in the Support Agreement.

Goldbelt has also agreed to notify the Offeror of (a) any material change (within the meaning of the Securities Act (Ontario)) in relation to Goldbelt and of any material governmental or third party complaints, investigations or hearings (or communications indicating that the same may be contemplated); and (b) the occurrence, or failure to occur, of any event or state of facts which occurrence or failure would or would be likely to (i) cause any of the representations or warranties of Goldbelt contained in the Support Agreement to be untrue or inaccurate (without giving effect to, applying or taking into consideration any materiality or Material Adverse Effect qualification already contained within such representation or warranty) in any material respect, or (ii) result in the failure in any material respect of Goldbelt to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied prior to the date on which designees of Wega Mining represent a majority of the Goldbelt Board of Directors.

In addition, Goldbelt has agreed to notify the Offeror of any claim brought or threatened to be brought by any present, former or purported holder of any securities of Goldbelt and to consult with Goldbelt prior to settling such claims and has agreed not to settle or compromise any such claim without the prior consent of the Offeror. Goldbelt has also agreed to use its best efforts to negotiate and enter into new employment agreements with each of the Named Individuals as soon as reasonably practicable, each agreement in form and on terms satisfactory to the Offeror acting reasonably. See Section 16 of this Circular, “Agreements, Arrangements or Understandings”.

Other Covenants

Each of Goldbelt, Wega Mining and the Offeror has agreed to a number of mutual covenants, including, among other things, to co-operate in good faith and use commercially reasonable efforts to take all action and do all things necessary, proper or advisable: (a) to consummate and make effective as promptly as is practicable the transactions contemplated by the Offer and the Support Agreement; (b) for the discharge of its respective obligations under the Support Agreement and the Offer; (c) to obtain all necessary waivers, consents and approvals in connection with transactions contemplated by the Offer and the Support Agreement; and (d) to effect all necessary registrations and filings, including filings under applicable Laws and submissions of information requested by Governmental Entities in connection with transactions contemplated by the Offer and the Support Agreement, including in each case the execution and delivery of such documents as the other party to the Support Agreement may reasonably require. In addition, upon reasonable notice, Goldbelt has agreed to provide Wega Mining and its representatives with reasonable access to all books, records, information, corporate charts, tax documents, filings, memoranda, working papers and files and all other materials in Goldbelt’s possession and control and access to the personnel of Goldbelt and counsel to Goldbelt and its subsidiaries on an as reasonably requested basis as well as reasonable access to the properties of Goldbelt and its subsidiaries in order to allow Wega Mining to perform confirmatory due diligence and for strategic planning purposes.

Officers’ and Directors’ Insurance and Indemnification

From and after the date on which designees of Wega Mining represent a majority of the Goldbelt Board of Directors and for a period of six years, Wega Mining has agreed to cause Goldbelt (or its successor) to maintain its current directors’ and officers’ liability insurance policy or a reasonably equivalent policy. Alternatively, after the date on which designees of Wega Mining represent a majority of the Goldbelt Board of Directors, Wega Mining can cause Goldbelt to purchase runoff directors’ and officers’ liability insurance.

Outstanding Goldbelt Options and Performance Rights and other Rights to Obtain Common Shares

Under the Support Agreement, the Offeror acknowledged and agreed that, among other things, (a) holders of Options will be permitted to tender Common Shares issuable upon the exercise thereof and for such purpose to exercise their Options, conditional upon the Offeror taking up and paying for the Common Shares under the Offer, which Options shall be deemed to have been exercised concurrent with the first scheduled expiry time of the Offer in respect of which the Offeror takes up Common Shares and (b) all Common Shares that are to be issued pursuant to any such conditional exercise shall be accepted as validly tendered under the Offer, provided that the holders of such Options indicate that the Common Shares are tendered pursuant to the Offer and otherwise validly accept the Offer in accordance with its terms with respect to such Common Shares. Goldbelt agreed that as a condition to any cashless exercise described above, Goldbelt will obtain all necessary corporate and regulatory approval, failing which the Options will be exercised on a cash basis.

Goldbelt has agreed to use its commercially reasonable best efforts to cause all holders of Options to conditionally exercise such Options as described above and to deliver, not later than five Business Days prior to the first scheduled expiry time of the Offer (and not withdraw) to the appropriate person(s) all such documents as may be necessary or desirable to tender the Common Shares to be issued as a result of such conditional exercise of Options to the Offer. Goldbelt has also agreed that it will cause all Options not exercised prior to the first scheduled expiry time of the Offer to be terminated or otherwise expire at that time, which expiration or termination may be conditional on the take-up of Common Shares under the Offer.

Goldbelt has also agreed to use its commercially reasonable best efforts to cause holders of Performance Rights to conditionally tender the Common Shares issued as a result of the acceleration of Performance Rights and to deliver, not later than five Business Days prior to the first scheduled expiry date of the Offer (and not withdraw) to the appropriate person(s) all such documents as may be necessary or desirable to tender such Common Shares to the Offer. Goldbelt has agreed that if all necessary approvals to issue any Common Shares pursuant to any Performance Rights have not been obtained on or before the first scheduled expiry time of the Offer in respect of which the Offeror takes up Common Shares, Goldbelt will cause such Performance Rights to be terminated concurrent with the first scheduled expiry time of the Offer in respect of which the Offeror takes up Common Shares.

The Offeror agreed that, concurrent with the first scheduled expiry time at which the Offeror takes up Common Shares, Goldbelt will issue: (i) all Common Shares issuable pursuant to Performance Rights, regardless of whether the applicable performance targets have or have not been met; and (ii) the 350,000 Common Shares issuable to Canisp Consultants Ltd. pursuant to an agreement between Goldbelt and Canisp Consultants Ltd. dated June 24, 2007. Goldbelt has agreed that from and after the first scheduled expiry time of the Offer in respect of which the Offeror takes up Common Shares, there will be no Common Shares issuable pursuant to Performance Rights or Goldbelt’s agreement with Canisp Consultants Ltd.

Private Placement

In the Support Agreement, the Offeror agreed to subscribe for 16,000,000 Common Shares (the “Private Placement Shares”) from Goldbelt at a price of $0.90 per Common Share for a total subscription price of $14,400,000 (the “Subscription”) subject to, among other things, the approval of the TSX. The TSX has conditionally approved the listing of the Private Placement Shares. The purpose of the Subscription is to ensure that Goldbelt has a portion of the funds necessary to further develop certain mining assets of Goldbelt in Burkina Faso, West Africa. The Offeror’s purchase of, and Goldbelt’s issuance of, the Private Placement Shares pursuant to the Subscription will be completed on the fifth

Business Day after the commencement of the Offer, or such other date as may be agreed upon by Goldbelt, Wega Mining and the Offeror. The Subscription is not conditional on the successful completion of the Offer. Following completion of the Subscription but prior to taking into account any Common Shares taken up by the Offeror under the Offer, the Offeror will own approximately 18% of the then outstanding Common Shares on a fully diluted basis. See Section 12 of the Circular, “Commitments to Acquire Securities of Goldbelt”.

6.	Lock-Up Agreements

Under the Lock-Up Agreements, the Locked-Up Shareholders have agreed, among other things, to deposit under the Offer all of the Common Shares currently owned or controlled by such Locked-Up Shareholders, being an aggregate of 32,701,894 Common Shares, and, where applicable, to exercise or conditionally exercise all of the Options and to obtain Common Shares pursuant to all Performance Rights currently held by such Locked-Up Shareholders and to deposit under the Offer all of the Common Shares issued upon such exercise or conditional exercise of Options and pursuant to Performance Rights, being an aggregate of 1,895,000 Common Shares. The Locked-Up Shareholders have agreed not to withdraw such Common Shares from the Offer except and unless the Lock-Up Agreement relating to the applicable Locked-up Shareholder is terminated in accordance with its terms. If all of the Locked-Up Shareholders elect to exercise or conditionally exercise their Options and to obtain the Common Shares issuable pursuant to Performance Rights as required by the Lock-Up Agreements, then the Common Shares deposited to the Offer by the Locked-Up Shareholders will represent, in the aggregate, 34,596,894 Common Shares or approximately 47% of the outstanding Common Shares (calculated on a fully diluted basis prior to taking into account the Subscription for the Private Placement Shares).

The Offeror may, in its sole discretion, modify or waive any term or condition of the Offer; provided that Offeror shall not, without the prior written consent of certain Locked-Up Shareholders and Goldbelt, increase the Minimum Tender Condition, impose additional conditions to the Offer, decrease the consideration per Common Share, decrease the number of Common Shares in respect of which the Offer is made, change the form of consideration payable under the Offer (other than to increase the total consideration per Common Share and/or add additional consideration or consideration alternatives) or otherwise vary the Offer or any terms or conditions thereof (which for greater certainty does not include a waiver of a condition) in a manner which is adverse to the applicable Locked-Up Shareholder and, in the case of DPM only, the Offeror shall not, without the prior written consent of DPM, modify any condition of the Offer in a manner adverse to the Shareholders generally (which for greater certainty does not include a waiver of a condition).

Covenants

Each Locked-Up Shareholder has covenanted and agreed to accept the Offer, subject to the terms and conditions of the applicable Lock-Up Agreement. In addition, each Locked-Up Shareholder has agreed not to, among other things, (a) acquire direct or indirect beneficial ownership or control over any additional Common Shares (with the exception of any Common Shares acquired pursuant to Performance Rights or the exercise of Options in accordance with the applicable Lock-Up Agreement); (b) grant any proxy or other right with respect to the voting of the Common Shares; (c) directly or indirectly make or solicit Acquisition Proposals or take certain actions in respect of an Acquisition Proposal or effort or attempt by any person to make an Acquisition Proposal; (d) solicit or arrange or provide certain assistance in relation to purchases of or offers to sell Common Shares; or (e) option, sell, assign or grant a security interest in the Common Shares except pursuant to the Offer and the applicable Lock-Up Agreements.

Special Superior Proposal

Wega Mining and the Offeror agreed that DPM may engage in discussions or negotiations with, respond to or provide information to, any person in response to an Acquisition Proposal if such Acquisition Proposal is a Special Superior Proposal. DPM’s Lock-Up Agreement defines a “Special Superior Proposal” as, generally, an unsolicited bona fide written Acquisition Proposal received after October 17, 2007: (a) to purchase or otherwise acquire, directly or indirectly, by means of a merger, take-over bid, amalgamation, plan of arrangement, business combination or similar transaction, all of the Common Shares and offering or making available to all Shareholders the same consideration in form and amount per Common Share to be purchased or otherwise acquired; (b) that did not result from a breach of DPM’s non-solicitation covenants in the applicable Lock-Up Agreement; (c) which complies with all applicable securities laws; (d) in respect of which any required financing to complete such Acquisition Proposal has been demonstrated to the satisfaction of DPM acting in good faith will be obtained; (e) that is not subject to any due diligence and/or access condition which would allow access to the books, records, personnel or properties of Goldbelt or any of its subsidiaries or their respective representatives beyond 5:00 p.m. (Toronto time) on the third day after which access is first afforded to the person making the Acquisition Proposal, provided that any such due diligence and/or access condition must be satisfied or waived at or before such time; and (f) that DPM has determined in good faith (i) is reasonably capable of completion without undue delay taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal and the person making such Acquisition Proposal, and (ii) would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction more favourable from a financial point of view to DPM than the Offer (including any adjustment to the terms and conditions of the Offer proposed by Offeror pursuant to the Offeror’s opportunity to match).

No Solicitation

Each of the Locked-Up Shareholders has agreed that from the earlier of the termination of its respective Lock-Up Agreement pursuant to its terms and the Expiry Time, it will, among other things, (a) immediately cease any existing solicitations, discussions or negotiations with any person other than Wega Mining, its subsidiaries or the Offeror with respect to an Acquisition Proposal; (b) promptly (and in any event within 24 hours after it has received any proposal, inquiry, offer or request) notify Wega Mining, at first orally and then in writing of (i) any proposal, inquiry, offer or request (or any amendment thereto) that the Locked-Up Shareholder receives, or becomes aware of, that relates to, or constitutes, or which could lead to, a bona fide Acquisition Proposal; or (ii) any request that the Locked-Up Shareholder receives for discussions or negotiations relating to an Acquisition Proposal or for non-public information relating to Goldbelt or any of its subsidiaries; and (c) exercise the voting rights attaching to the Common Shares held or controlled by the Locked-Up Shareholder to oppose certain transactions which would reasonably be regarded as being directed towards or likely to prevent or delay the take up of and payment for the Common Shares held or controlled by the Locked-Up Shareholder or the successful completion of the Offer or result in a Material Adverse Effect in respect of Goldbelt. DPM has also agreed that from the earlier of the termination of its Lock-Up Agreement pursuant to its terms and the Expiry Time, it will promptly notify Wega Mining of any request that DPM receives for non-public information relating to any Goldbelt mineral property or contractual or legal rights or for access to Goldbelt’s properties, books and records or a list of the Shareholders of Goldbelt or any subsidiary of Goldbelt.

A Locked-Up Shareholder who is a member of the Goldbelt Board of Directors may engage, in its capacity as a director of Goldbelt, in discussions or negotiations with a person in response to a bona fide Acquisition Proposal made by such a person, which did not result from a breach of the applicable Lock-Up Agreement or the Support Agreement.

Termination of the Lock-Up Agreements

Each respective Lock-Up Agreement may be terminated by notice in writing: (a) at any time by mutual consent of Wega Mining, the Offeror and the respective Locked-Up Shareholder; (b) by the respective Locked-Up Shareholder if, (i) Wega Mining and Offeror have not complied in any material respect with their covenants contained in the applicable Lock-Up Agreement or if any representation or warranty of Wega Mining or the Offeror under the applicable Lock-Up Agreement is untrue or incorrect in any material respect and such non-compliance or inaccuracy is not curable or, if curable, is not cured by the earlier of the date which is 15 days from the date of written notice of such breach and the Business Day prior to the Expiry Date; (ii) the Offeror has not (for any reason other than the failure of any Locked-Up Shareholder to deposit its Common Shares for purchase) taken up and paid for all Common Shares deposited under the Offer by the 120th day following the date of the mailing of the Offer and Circular in accordance with the Support Agreement; or (iii) the Support Agreement is terminated or, in the case of the Locked-Up Shareholders other than DPM, the Support Agreement is terminated and no Termination Payment has occurred or been paid; provided in each case that the respective Locked-Up Shareholder is not, at the time, in material default of its obligations under the applicable Lock-Up Agreement; and (c) by Wega Mining if, (i) the respective Locked-Up Shareholder has not complied in any material respect with all of its covenants contained in the applicable Lock-Up Agreement and such default is not cured, or if any representation or warranty of the respective Locked-Up Shareholder under the applicable Lock-Up Agreement is untrue or incorrect in any material respect; (ii) any of the conditions of the Offer are not satisfied or waived at the Expiry Time and the Offeror elects not to waive such condition; or (iii) the Support Agreement is terminated in accordance with its terms; provided in each case that Wega Mining is not, at the time, in material default of its obligations under the applicable Lock-Up Agreement.

Additionally, DPM’S Lock-Up Agreement can be terminated by notice in writing if (a) DPM provides Wega Mining with notice in writing that there is a Special Superior Proposal at least five Business Days prior to the date on which DPM proposes to accept or enter into any agreement relating to such Special Superior Proposal; and (b) five Business Days have elapsed and DPM determined, in good faith, that the Acquisition Proposal is a Special Superior Proposal compared to any proposed amendment to the terms of the Offer by Wega Mining and Offeror. During the five Business Day period referred to above or such longer period as DPM may approve for such purpose, Wega Mining and the Offeror have the opportunity, but not the obligation, to propose to amend the terms of the Support Agreement and the Offer and DPM has agreed to co-operate with Wega Mining and the Offeror with respect thereto, including negotiating in good faith, to enable Wega Mining and the Offeror to proceed with the Offer and any Contemplated Transactions on such adjusted terms. DPM will review any proposal by Wega Mining and the Offeror to amend the terms of the Offer in order to determine, in good faith, whether any amendment would result in the Acquisition Proposal not being a Special Superior Proposal compared to the proposed amendment to the terms of the Offer.

7.	Background to the Offer

During March and April 2007, Wega Mining conducted an initial internal review of certain publicly available information pertaining to Goldbelt and its properties and assets with a view to considering and evaluating whether to approach Goldbelt with a possible strategic transaction opportunity. On April 30, 2007, representatives of Wega Mining and Goldbelt first met in London, England to discuss Goldbelt’s activities and capabilities in Burkina Faso, West Africa, including with respect to Goldbelt’s Inata Gold Project and certain other exploration properties based on the information publicly available concerning Goldbelt and its property and assets previously assembled by Wega Mining. During that meeting, a senior representative of Wega Mining indicated to Goldbelt that it was considering a number of companies, including Goldbelt, for possible future investment purposes, and subsequently from May to June 2007, a number of discussions between senior representatives of Goldbelt and Wega Mining ensued in which information regarding Goldbelt’s capital and funding requirements, having regard to its publicly-disclosed exploration and development activities and prospects, was provided to Wega Mining.

During the first week of August 2007, representatives of Wega Mining and Goldbelt first discussed the possibility of the parties negotiating some form of strategic transaction or partnership and, on August 15, 2007, Goldbelt and Wega Mining entered into an initial confidentiality agreement. Between August 20 and August 25, 2007, technical representatives of Wega Mining and senior officers of Goldbelt met in Burkina Faso, West Africa, to visit (between August 21st and 23rd) certain exploration properties of Goldbelt and to review confirmatory data relating to the 2006 prefeasibility study for the Inata Gold Project previously made publicly available by Goldbelt. On August 30, 2007, senior officers of Goldbelt and Wega Mining held a meeting in London during which discussions concerning Goldbelt’s operations, the Inata Gold Project and its development and the possibility of pursuing a strategic transaction or partnership ensued.

Over the following two weeks, representatives of Goldbelt and Wega Mining had various telephone discussions regarding the possible structures for a proposed strategic transaction or partnership between the companies and appropriate exclusivity arrangements and, on September 18, 2007, senior officers of Wega Mining and Goldbelt met in London, at which meeting representatives of Goldbelt and Wega Mining had their first serious discussions regarding a strategic transaction and Goldbelt raised the possibility of Wega Mining making an equity investment in Goldbelt to assist Goldbelt in securing necessary funding for its development projects. Goldbelt and Wega Mining then entered into an additional confidentiality agreement on September 21, 2007, which included a standstill provision, as subsequently amended on September 25, 2007 and on October 2, 2007, allowing Wega Mining to receive confidential information regarding Goldbelt in connection with the potential acquisition of an interest in Goldbelt or its properties. Representatives of Goldbelt and Wega Mining again held meetings over September 24th and September 25th at the Denver Gold Show in Colorado, United States, during which discussions as to possible alternative strategic transactions between the companies ensued. At the same time, representatives of Wega Mining also held their first discussions with representatives of DPM, the largest shareholder of Goldbelt, to discuss the circumstances in which DPM might be willing to consider a sale of its shareholdings in Goldbelt.

From September 26, 2007 to October 16, 2007, representatives of Wega Mining and its legal and financial advisors undertook a confirmatory due diligence investigation of Goldbelt and its subsidiaries for the purposes of confirming publicly available information concerning Goldbelt and its subsidiaries and their respective property and assets. On September 26th and 27th, a senior officer of Wega Mining held various meetings in Toronto, Ontario with senior representatives of Goldbelt, during which time the possibility of Wega Mining and Goldbelt entering into a strategic transaction and the proposed terms of such a transaction were further pursued, which included the possibility of Wega Mining making an offer for the Common Shares. Various meetings were also held with representatives of DPM and with Cormark Securities Inc. (“Cormark Securities”), Goldbelt’s financial advisor, concerning the possible terms on which DPM might be willing to consider a sale of its shareholdings in Goldbelt and the possible terms on which Goldbelt might be willing to consider a strategic transaction. During the following week, Wega Mining and its financial and legal advisors had numerous internal discussions concerning the proposed structure, terms and financing of a possible strategic transaction with Goldbelt. On October 4, 2007, the Board of Directors of Goldbelt formed the Special Committee to consider and evaluate a possible strategic transaction with Wega Mining.

On October 14, 2007, Wega Mining contacted certain senior representatives of Goldbelt to advise them of Wega Mining’s willingness to negotiate a subscription by Wega Mining for Common Shares of Goldbelt, to provide Goldbelt with a portion of the funds necessary to further develop certain mining assets in Burkina Faso, and a friendly offer for the Common Shares of Goldbelt. On October 15, 2007, counsel to Wega Mining provided Goldbelt and its counsel with a draft Support Agreement and a draft of the Lock-Up Agreement for certain directors and officers of Goldbelt. A draft Lock-Up Agreement for DPM was also provided to DPM and its counsel. Between October 15, 2007 and October 17, 2007, discussions between senior officers and directors of Goldbelt and Wega Mining and their advisors continued, including negotiation of the terms of the Support Agreement and the Lock-Up Agreement for certain directors and officers of Goldbelt, as did discussions among senior representatives of DPM and Wega Mining and their advisors concerning the proposed terms of the Lock-Up Agreement with DPM. On October 16, 2007, the Board of Directors of the Offeror approved the entering into of the Support Agreement and the transactions contemplated thereunder and on October 17, 2007, the Board of Directors of Goldbelt, with the recommendation of the Special Committee, approved the transaction and the related agreements. In the evening of October 17, 2007, the Support Agreement and the Lock-Up Agreements were finalized and signed by each of the applicable parties. On October 18, 2007, Goldbelt and Wega Mining issued a joint press release announcing the entering into of the Support Agreement, the Lock-Up Agreements, the Offeror’s agreement to make the Offer, subject to the terms and conditions of the Support Agreement, and the Offeror’s Subscription for the Private Placement Shares. See Section 5 of this Circular, “Support Agreement” and Section 6 of this Circular, “Lock-Up Agreements”, for further details.

8.	Purpose of the Offer and Plans for Goldbelt

The purpose of the Offer is to enable Wega Mining, through the Offeror, to acquire beneficial ownership of all of the Common Shares. The effect of the Offer is to give to all Shareholders the opportunity to receive $1.55 in cash per Common Share, representing a premium of approximately 43% over the volume-weighted average trading price of the Common Shares on the TSX for the 20 trading days ending October 17, 2007, the last trading day prior to the announcement of Wega Mining’s intention to make the Offer, and a premium of approximately 34% over the closing price of the Common Shares on the TSX on October 17, 2007.

If, within four months after the date of the Offer, the Offer has been accepted by holders of not less than 90% of the outstanding Common Shares as at the Expiry Time, the Offeror may, to the extent possible, acquire the remaining Common Shares from those Shareholders who have not accepted the Offer pursuant to a Compulsory Acquisition. The Offeror has covenanted in the Support Agreement that if a Compulsory Acquisition is not available or the Offeror chooses not to avail itself of such statutory right of acquisition, the Offeror will use its commercially reasonable efforts to pursue other means of acquiring the remaining Common Shares not tendered under the Offer. Goldbelt has agreed that, in the event the Offeror takes up and pays for Common Shares under the Offer representing at least a simple majority of the outstanding Common Shares (calculated on a fully diluted basis as at the Expiry Time), Goldbelt will assist the Offeror and Wega Mining in connection with any Subsequent Acquisition Transaction, provided that the consideration per Common Share offered in connection with the Subsequent Acquisition Transaction is at least equivalent in value to the consideration per Common Share paid under the Offer. Provided that the Offeror owns 66 2/3% of the outstanding Common Shares on a fully diluted basis and sufficient votes are cast by “minority” holders to constitute a majority of the “minority” on a fully diluted basis pursuant to Rule 61-501, the Offeror should own sufficient Common Shares to effect a Subsequent Acquisition Transaction. See Section 14 of the Circular, “Acquisition of Common Shares Not Deposited”.

If a Compulsory Acquisition is unavailable or if the Offeror is unable to promptly obtain required approvals for a Subsequent Acquisition Transaction, the Offeror will evaluate its other alternatives. Such alternatives could include, to the extent permitted by applicable Laws, purchasing additional Common Shares in the open market, in privately negotiated transactions, in another take-over bid or otherwise, or selling or otherwise disposing of any or all of the Common Shares acquired pursuant to the Offer.

Upon completion of the Offer, Wega Mining and the Offeror intend to conduct a detailed review of Goldbelt and its subsidiaries, including an evaluation of their respective business plans, assets, operations and organizational and capital structure to determine what changes would be desirable in light of such review and the circumstances that then exist. Promptly upon the initial take up and payment by the Offeror of such number of Common Shares representing at least a majority of the outstanding Common Shares on a fully-diluted basis, the Offeror will be entitled to requisition a meeting of the Shareholders at which the Offeror may designate such number of members of the Board of Directors of Goldbelt, and any committees thereof, as is proportionate to the percentage of the outstanding Common Shares beneficially owned from time to time by Wega Mining, to enable Wega Mining’s designees to be elected or appointed to the Board of Directors of Goldbelt, and any committee thereof.

If permitted by applicable Laws, the Offeror intends to cause Goldbelt to apply to delist the Common Shares from the TSX as soon as practicable after completion of the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction. In addition, if permitted by applicable Laws, subsequent to the completion of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction, the Offeror intends to cause Goldbelt to cease to be a reporting issuer under the securities laws of each province of Canada in which it is a reporting issuer. See Section 17 of the Circular, “Effect of the Offer on the Market for and Listing of Common Shares and Status as a Reporting Issuer”.

9.	Regulatory Matters

To the knowledge of the Offeror, no authorization, consent or approval of, or filing with, any public body, court or authority is necessary on the part of the Offeror for the consummation of the transactions contemplated by the Offer, except for such authorizations, consents, approvals and filings the failure to obtain or make which would not, individually or in the aggregate, prevent or materially delay consummation of the transactions contemplated by the Offer. In the event that the Offeror becomes aware of other requirements, it will make reasonable commercial efforts to obtain such approval at or prior to the Expiry Time, as such time may be extended.

Based upon an examination of publicly available information relating to the business of Goldbelt, the Offeror does not expect the Offer, the Compulsory Acquisition or the Subsequent Acquisition Transaction, as applicable, to give rise to material competition/antitrust concerns in any jurisdiction. However, the Offeror cannot be assured that no such concerns will arise.

10.	Source of Funds

The Offeror estimates that, if it acquires all of the Common Shares pursuant to the Offer (including any Common Shares issued upon the exercise of all Options and pursuant to Performance Rights), the total amount of cash required for the purchase of such Common Shares and to cover related fees and expenses of the Offeror will be approximately $130 million. This amount will be satisfied by the use of cash on hand.

11.	Ownership of and Trading in Securities of Goldbelt

Except as described in Section 12 of the Circular, “Commitments to Acquire Securities of Goldbelt”, no Common Shares, Options, Performance Rights or other securities of Goldbelt are beneficially owned, directly or indirectly, nor is control or direction exercised over any of such securities, by Wega Mining or the Offeror or their respective directors or senior officers. To the knowledge of Wega Mining and the Offeror, after reasonable enquiry, no Common Shares, Options, Performance Rights or other securities of Goldbelt are owned, directly or indirectly, nor is control or direction exercised over any such securities, by any associate of a director or senior officer of Wega Mining or the Offeror, any person or company holding more than 10% of any class of equity securities of Wega Mining or the Offeror, or any person or company acting jointly or in concert with Wega Mining or the Offeror.

None of Wega Mining, the Offeror or any director or senior officer of Wega Mining or the Offeror or, to the knowledge of the Offeror after reasonable enquiry, any of the other persons referred to above, has traded in any securities of Goldbelt during the six months preceding the date hereof. Other than Wega Mining, there is no person acting “jointly or in concert” with the Offeror in connection with the transactions described in the Offer and Circular.

12.	Commitments to Acquire Securities of Goldbelt

In the Support Agreement, the Offeror agreed to subscribe for 16,000,000 Private Placement Shares from Goldbelt at a price of $0.90 each for a total Subscription price of $14,400,000 subject to, among other things, the approval of the TSX. The TSX has conditionally approved the listing of the Private Placement Shares. The purpose of the Subscription is to ensure that Goldbelt has a portion of the funds necessary to further develop certain mining assets of Goldbelt in Burkina Faso, West Africa. The Offeror’s purchase of, and Goldbelt’s issuance of, the Private Placement Shares pursuant to the Subscription will be completed on the fifth Business Day after the commencement of the Offer, or such other date as may be agreed upon by Goldbelt, Wega Mining and the Offeror. The Subscription is not conditional on the successful completion of the Offer. See Section 5 of the Circular, “Support Agreement”.

The Offer is not an “insider bid” for purposes of Rule 61-501, as neither of Wega Mining or the Offeror is an “issuer insider” (as such term is defined in Rule 61-501) of Goldbelt, or for purposes of Regulation Q-27. Wega Mining and the Offeror have applied to the securities regulatory authorities of certain other provinces of Canada for relief from certain insider bid related valuation and other requirements arising as a result the Offeror’s agreement to subscribe for the Private Placement Shares. Neither Wega Mining or the Offeror is aware of, or has been provided with, any prior valuations (as such term is defined in Rule 61-501 and Regulation Q-27) made within twenty-four months of the date hereof, except for valuations or appraisals prepared by Wega Mining or the Offeror or an entity retained by them for the purpose of assisting them in determining the price at which to make the Offer.

The Offeror has also entered into Lock-Up Agreements with certain Locked-Up Shareholders pursuant to which each such Locked-Up Shareholder has agreed to deposit under the Offer and not withdraw, subject to certain exceptions, Common Shares representing, in the aggregate, 34,596,894 Common Shares or approximately 47% of the outstanding Common Shares (calculated on a fully diluted basis prior to taking into account the Subscription for the Private Placement Shares). See Section 6 of the Circular, “Lock-Up Agreements”.

Except as described above and other than pursuant to the Offer, none of Wega Mining or the Offeror or any director or senior officer of Wega Mining or the Offeror, or, to the knowledge of the Offeror, after reasonable enquiry, any associate of any such director or senior officer, any person or company holding more than 10% of any class of equity securities of the Offeror, or any person or company acting jointly or in concert with the Offeror, has entered into any commitments to acquire any equity securities of Goldbelt.

13.	Material Changes in Affairs of Goldbelt

The Offeror has no information which indicates any material change in the affairs of Goldbelt since the date of the last published financial statements of Goldbelt, other than the making of this Offer by the Offeror and such other material changes as have been publicly disclosed by Goldbelt. The Offeror has no knowledge of any material fact concerning the securities of Goldbelt that has not been generally disclosed by Goldbelt or any other matter that has not previously been generally disclosed but which would reasonably be expected to affect the decision of Shareholders to accept or reject the Offer.

14.	Acquisition of Common Shares Not Deposited

It is the Offeror’s current intention that if it takes up and pays for Common Shares deposited under the Offer, it will enter into one or more transactions to enable the Offeror or an affiliate of the Offeror to acquire all Common Shares not acquired under the Offer pursuant to a Compulsory Acquisition or Subsequent Acquisition Transaction. There is no assurance that such transaction will be completed.

Compulsory Acquisition

If, within four months after the date of the Offer, the Offer has been accepted by Shareholders who, in the aggregate, hold not less than 90% of the issued and outstanding Common Shares as at the Expiry Time, other than Common Shares held at the date of the Offer by or on behalf of Wega Mining and its affiliates and associates (as such terms are defined in the BCBCA) and the Offeror acquires or is bound to take up and pay for such deposited Common Shares under the Offer, the Offeror intends, to the extent possible, to acquire those Common Shares (including Common Shares that are issued pursuant to Performance Rights or as a result of the exercise of outstanding Options or other securities of Goldbelt that are convertible into or exchangeable or exercisable for Common Shares) which remain outstanding held by those persons who did not accept the Offer (and each person who subsequently acquires any of such Common Shares) (“Offerees”) pursuant to the provisions of Section 300 of the BCBCA on the same terms (including the per Common Share Offer price) as the Common Shares acquired under the Offer (a “Compulsory Acquisition”).

To exercise such statutory right, the Offeror must send notice (the “Offeror’s Notice”) to each Offeree of such proposed acquisition within five months after the date of the Offer. If the Offeror’s Notice is sent to an Offeree under Subsection 300(3) of the BCBCA, the Offeror is entitled and bound to acquire all of the Common Shares of that Offeree that were involved in the Offer for the same price and on the same terms contained in the Offer (unless a court having jurisdiction orders otherwise on an application made by that Offeree within two months after the date of the Offeror’s Notice to Goldbelt) and must pay or transfer to Goldbelt the amount or other consideration representing the price payable by the Offeror for the Common Shares that are referred to in the Offeror’s Notice if the court has not ordered otherwise. Pursuant to any such application, the court may fix the price and terms of payment for the Common Shares held by the Offeree and make any such consequential orders and give such directions as the court considers appropriate. On receiving the copy of the Offeror’s Notice and the amount or other consideration representing the price payable for the Common Shares referred to in the Offeror’s Notice, Goldbelt will be required to register the Offeror as a Shareholder with respect to those Common Shares subject to the Offeror’s Notice. Any such amount received by Goldbelt for the Common Shares is required to be paid into a separate account at a savings institution and, together with any other consideration so received, must be held by Goldbelt, or by a trustee approved by the court, in trust for the persons entitled to that sum.

The foregoing is a summary only of the statutory right of Compulsory Acquisition which may become available to the Offeror and is qualified in its entirety by the provisions of Section 300 of the BCBCA. See Section 300 of the BCBCA, a copy of which is attached as Schedule A to this Circular, for the full text of the relevant statutory provisions. Section 300 of the BCBCA is complex and may require strict adherence to notice and timing provisions, failing which such rights may be lost or altered. Shareholders who wish to be better informed about those provisions of the BCBCA should consult their legal advisors.

Compelled Acquisition

If not less than 90% of the issued and outstanding Common Shares are acquired by or on behalf of the Offeror and its affiliates and associates (which, for the purposes of this Section entitled “Compelled Acquisition” will have the meanings given to them in the BCBCA), any Offeree of that class will be entitled, in certain circumstances and in accordance with the BCBCA, to require the Offeror to acquire such Offeree’s Common Shares.

If the Offeror has not sent the Offeror’s Notice to an Offeree within one month after becoming entitled to do so, the Offeror must send a written notice to each Offeree who did not accept the Offer stating that the Offeree, within three months after receiving such written notice, may require the Offeror to acquire the Common Shares of that Offeree that were involved in the Offer. If an Offeree requires the Offeror to acquire the Offeree’s Common Shares in accordance with these provisions, the Offeror must acquire those Common Shares for the same price and on the same terms contained in the Offer.

The foregoing is a summary only of the statutory right of compelled acquisition which may become available to Offerees and is qualified in its entirety by the provisions of Subsections 300(9) and 300(10) of the BCBCA. See Subsections 300(9) and 300(10) of the BCBCA for the full text of the relevant statutory provisions. Subsections 300(9) and 300(10) of the BCBCA are complex and may require strict adherence to notice and timing provisions, failing which such rights may be lost or altered. Shareholders who wish to be better informed about those provisions of the BCBCA should consult their legal advisors.

Subsequent Acquisition Transaction

If the Offeror takes up and pays for Common Shares validly deposited under the Offer and a Compulsory Acquisition is not available or the Offeror elects not to pursue a Compulsory Acquisition, the Offeror currently intends, depending upon the number of Common Shares taken up and paid for under the Offer, to take such action as is necessary or advisable, including causing a special meeting of Shareholders to be called to consider an amalgamation, capital reorganization, share consolidation, statutory arrangement or other transaction involving Goldbelt and the Offeror and/or one or more affiliates of Wega Mining, for the purpose of enabling the Offeror or an affiliate of Wega Mining to acquire all Common Shares not acquired by the Offeror under the Offer (other than the Private Placement Shares) (a “Subsequent Acquisition Transaction”) . The timing and details of any such transaction will necessarily depend on a variety of factors, including the number of Common Shares acquired under the Offer.

The Offeror has covenanted in the Support Agreement that if a Compulsory Acquisition is not available or the Offeror chooses not to avail itself of such statutory right of acquisition, the Offeror will use its commercially reasonable efforts to pursue other means of acquiring the remaining Common Shares not tendered under the Offer. Goldbelt has agreed that, in the event the Offeror takes up and pays for Common Shares under the Offer representing at least a simple majority of the outstanding Common Shares (calculated on a fully diluted basis as at the Expiry Time), Goldbelt will assist the Offeror and Wega Mining in connection with any Subsequent Acquisition Transaction, provided that the consideration per Common Share offered in connection with the Subsequent Acquisition Transaction is at least equivalent in value to the consideration per Common Share paid under the Offer.

Provided that the Offeror owns at least 66 2/3% of the outstanding Common Shares on a fully diluted basis and sufficient votes are cast by “minority” holders to constitute a majority of the “minority” on a fully diluted basis pursuant to Rule 61-501 and Regulation Q-27, as discussed below, the Offeror should own sufficient Common Shares to effect such Subsequent Acquisition Transaction.

A Subsequent Acquisition Transaction described above may constitute a “business combination” or a “going private transaction” within the meaning of certain applicable Canadian securities legislation including Rule 61-501 and Regulation Q-27. Under Rule 61-501 and Regulation Q-27, subject to certain exceptions, a Subsequent Acquisition Transaction may constitute a “business combination” or a “going private transaction” if it would result in the interest of a holder or beneficial owner of Common Shares being terminated without such holder or beneficial owner’s consent, irrespective of the nature of the consideration provided in substitution therefor. The Offeror expects that any Subsequent Acquisition Transaction relating to Common Shares will be a “business combination” or a “going private” transaction under Rule 61-501 and Regulation Q-27.

In certain circumstances, the provisions of Rule 61-501 and Regulation Q-27 may also deem certain types of Subsequent Acquisition Transactions to be “related party transactions”. However, if the Subsequent Acquisition Transaction is a “business combination” or a “going private transaction” carried out in accordance with Rule 61-501 and Regulation Q-27 or an exemption therefrom, the “related party transaction” provisions therein do not apply to such transaction. The Offeror intends to carry out any such Subsequent Acquisition Transaction in accordance with Rule 61-501 and Regulation Q-27, or any successor provisions, or exemptions therefrom, such that the “related party transaction” provisions of Rule 61-501 and Regulation Q-27 will not apply to such Subsequent Acquisition Transaction.

Rule 61-501 and Regulation Q-27 provide that, unless exempted, a corporation proposing to carry out a business combination or a going private transaction is required to prepare a formal valuation of the Common Shares (and, subject to certain exceptions, any non-cash consideration being offered therefor) and provide to the holders of the Common Shares a summary of such valuation or the entire valuation. In connection therewith, the Offeror and Wega Mining intend to rely on any exemption then available pursuant to Rule 61-501 and Regulation Q-27 and is seeking relief from the corresponding valuation requirements in certain other provinces of Canada exempting the Offeror, Wega Mining or Goldbelt or their affiliates, as appropriate, from the requirement to prepare a valuation in connection with any Subsequent Acquisition Transaction. An exemption is available under Rule 61-501 and Regulation Q-27 for certain business combinations or going private transactions completed within 120 days after the expiry of a formal take-over bid if the consideration offered under such transaction is at least equal in value to and is in the same form as the consideration that the tendering Shareholders were entitled to receive in the take-over bid and certain disclosure is given in the take-over bid disclosure documents. For these purposes, if Shareholders will receive securities redeemed for cash within seven days of their issuance in consideration for their Common Shares in the business combination, the cash proceeds of the redemption, rather than the redeemed securities, are deemed to be the consideration received in the business combination. The Offeror currently intends that the consideration offered under any Subsequent Acquisition Transaction proposed by it would be equal in value to, and in the same form as, the consideration per Common Share paid to the Shareholders under the Offer (or securities redeemed for cash in such amount within seven days of their issuance, as permitted by Rule 61-501) and that such Subsequent Acquisition Transaction will be completed no later than 120 days after the Expiry Date and, accordingly, the Offeror expects to rely on these exemptions or to obtain relief from the relevant valuation requirements of certain other provinces of Canada, as applicable. See also Section 12 of this Circular, “Commitments to Acquire Securities of Goldbelt”.

Depending on the nature and the terms of the Subsequent Acquisition Transaction, the provisions of the BCBCA and Goldbelt’s constating documents require the approval of at least 66 2/3% of the votes cast by holders of the outstanding Common Shares at a meeting duly called and held for the purpose of approving a Subsequent Acquisition Transaction. Rule 61-501 and Regulation Q-27 would in effect also require that, in addition to any other required securityholder approval, in order to complete a business combination or a going private transaction, the approval of a majority of the votes cast by “minority” holders of the Common Shares must be obtained unless an exemption is available or discretionary relief is granted by the OSC and the AMF. In relation to any Subsequent Acquisition Transaction, the “minority” holders will be, subject to any available exemption or discretionary relief granted by the OSC and the AMF, as required, all Shareholders other than the Offeror, any “interested party” (within the meaning of Rule 61-501 and Regulation Q-27), certain “related parties” of the Offeror or of any other “interested party” (in each case within the meaning of Rule 61-501 and Regulation Q-27) including any director or senior officer of the Offeror, affiliate or insider of the Offeror or any of their directors or senior officers and any “joint actor” (within the meaning of Rule 61-501 and Regulation Q-27) with any of the foregoing persons.

Rule 61-501 and Regulation Q-27 also provide that the Offeror may treat Common Shares acquired under the Offer (including those deposited under the terms of the Lock-Up Agreements) as “minority” shares and vote them, or consider them voted, in favour of a Subsequent Acquisition Transaction that is a business combination or a going private transaction, provided that, among other things, (a) the business combination or going private transaction is completed not later than 120 days after the Expiry Date; (b) the consideration for each security in the Subsequent Acquisition Transaction is at least equal in value to and in the same form as the consideration paid pursuant to the Offer (and for these purposes, if Shareholders will receive securities redeemed for cash within seven days of their issuance in consideration for their Common Shares in the business combination, the cash proceeds of the redemption, rather than the redeemed securities, are deemed to be the consideration received in the business combination); and (c) the Shareholder who tendered such Common Shares to the Offer was not (i) a “joint actor” (within the meaning of Rule 61-501 and Regulation Q-27) with the Offeror in respect of the Offer, (ii) a direct or indirect party to any “connected transaction” (within the meaning of Rule 61-501) to the Offer, or (iii) entitled to receive, directly or indirectly, in connection with the Offer, a “collateral benefit” (within the meaning of Rule 61-501) or consideration per Common Share that is not identical in amount and form to the entitlement of the general body of holders in Canada of Common Shares. The Offeror currently intends that the consideration offered under any Subsequent Acquisition Transaction proposed by it would be equal in value to, and in the same form as, the consideration paid to the Shareholders under the Offer (or securities redeemed for cash in such amount within seven days of their issuance, as permitted by Rule 61-501) and that such Subsequent Acquisition Transaction will be completed no later than 120 days after the Expiry Date and, accordingly, the Offeror intends to cause Common Shares acquired under the Offer to be voted in favour of such transaction and to be counted as part of any minority approval required in connection with any such transaction.

To the knowledge of the Offeror, after reasonable inquiry, Collin Ellison, President and Chief Executive Officer and a Director of Goldbelt, Peter Turner, Vice-President, Exploration and Business Development of Goldbelt, Paul Morgan, Executive Chairman and a Director of Goldbelt, Alexander Dann, Chief Financial Officer of Goldbelt, and David McNee, General Manager of the Inata Gold Project, may be deemed to have received a collateral benefit (within the meaning of Rule 61-501). As a result, votes attached to Common Shares tendered to the Offer by Mr. Ellison, Mr. Turner, Mr. Morgan, Mr. Dann and Mr. McNee will not be included in determining whether minority approval has been obtained for a Subsequent Acquisition Transaction under Rule 61-501 and Regulation Q-27. Based upon information provided by Goldbelt and, in the case of Mr. Ellison and Mr. Morgan, information provided by such individuals, the foregoing individuals collectively own (i) 2,590,400 Common Shares, (ii) Performance Rights entitling such persons to obtain an aggregate of 1,800,000 Common Shares, and (iii) Options which are exercisable for an aggregate of 1,845,000 Common Shares. As a result, if all of the foregoing individuals deposit their Common Shares under the Offer and elect to exercise their Options and to obtain the Common Shares issuable pursuant to Performance Rights and deposit under the Offer all such Common Shares issued pursuant to Performance Rights or upon the exercise of Options, votes attaching to an aggregate of 6,235,400 Common Shares held by such individuals will be excluded for the purposes of determining whether minority approval has been obtained for a Subsequent Acquisition Transaction under Rule 61-501 and Regulation Q-27. In addition, the Offeror must exclude the Private Placement Shares to be acquired under the Subscription in determining whether minority approval has been obtained for a Subsequent Acquisition Transaction under Rule 61-501 and Regulation Q-27. The only other Common Shares that the Offeror anticipates will be required to be excluded in determining whether minority approval has been obtained are the Common Shares that the Offeror may purchase through the facilities of the TSX, if any, as described in Section 12 of the Offer, “Market Purchases”.

In addition, under Rule 61-501 and Regulation Q-27, if, following the Offer, the Offeror and its “joint actors” (within the meaning of Rule 61-501 and Regulation Q-27) are the registered holders of 90% or more of the Common Shares at the time the business combination or going private transaction is initiated, the requirement for minority approval under Rule 61-501 and Regulation Q-27 would not apply to the transaction if an enforceable right to dissent and seek fair value or a substantially equivalent right is made available to the minority Shareholders.

Any Subsequent Acquisition Transaction may also result in Shareholders having the right to dissent and demand payment of the fair value of their Common Shares. If the relevant dissent procedures are complied with, this right could lead to a judicial determination of the fair value required to be paid to such dissenting Shareholders for their Common Shares. The fair value of Common Shares so determined could be more or less than the amount paid per Common Share under the Subsequent Acquisition Transaction or the Offer.

The timing and details of any Compulsory Acquisition or Subsequent Acquisition Transaction involving Goldbelt will necessarily depend on a variety of factors, including the number of Common Shares acquired under the Offer. Although the Offeror currently intends to propose a Compulsory Acquisition or a Subsequent Acquisition Transaction on the same terms as the Offer, it is possible that, as a result of the number of Common Shares acquired under the Offer, delays in Wega Mining’s ability to effect such a transaction, information hereafter obtained by the Offeror, changes in general economic, industry, regulatory or market conditions or in the business of Goldbelt, or other currently unforeseen circumstances, such a transaction may not be so proposed or may be delayed or abandoned. The Offeror expressly reserves the right to propose other means of acquiring, directly or indirectly, all of the outstanding Common Shares in accordance with applicable Laws, including a Subsequent Acquisition Transaction on terms not described in the Circular.

The Offeror has covenanted in the Support Agreement that if a Compulsory Acquisition is not available or the Offeror chooses not to avail itself of such statutory right of acquisition, the Offeror will use its commercially reasonable efforts to pursue other means of acquiring the remaining Common Shares not tendered under the Offer.

If the Offeror is unable to or decides not to effect a Compulsory Acquisition or propose a Subsequent Acquisition Transaction, or proposes a Subsequent Acquisition Transaction but cannot obtain any required approvals promptly, the Offeror will evaluate its other alternatives. Such alternatives could include, to the extent permitted by applicable Laws, purchasing additional Common Shares in the open market, in privately negotiated transactions, in another take-over bid or exchange offer or otherwise, or from Goldbelt, or taking no actions to acquire additional Common Shares. Subject to applicable Laws, any additional purchases of Common Shares could be at a price greater than, equal to, or less than the price to be paid for Common Shares under the Offer and could be for cash, securities and/or other consideration. Alternatively, the Offeror may take no action to acquire additional Common Shares, or may even sell or otherwise dispose of any or all Common Shares acquired under the Offer, on terms and at prices then determined by the Offeror, which may vary from the price paid for Common Shares under the Offer.

The tax consequences to a Shareholder of a Subsequent Acquisition Transaction may differ from the tax consequences to such Shareholder of accepting the Offer. See Section 18 of the Circular, “Certain Canadian Federal Income Tax Considerations”, and Section 19 of the Circular, “Certain United States Federal Income Tax Considerations”.

Shareholders should consult their legal advisors for a determination of their legal rights with respect to a Subsequent Acquisition Transaction.

Judicial Developments

Certain judicial decisions may be considered relevant to any Subsequent Acquisition Transaction that may be proposed or effected subsequent to the expiry of the Offer. Prior to the adoption of Rule 61-501 (or its predecessor, OSC Policy 9.1) and Regulation Q-27, Canadian courts had, in a few instances, granted preliminary injunctions to prohibit transactions involving business combinations or going private transactions. The Offeror has been advised that more recent notices and judicial decisions indicate a willingness to permit business combinations or going private transactions to proceed, subject to compliance with requirements intended to ensure procedural and substantive fairness in the treatment of minority shareholders.

Shareholders should consult their legal advisors for a determination of their legal rights with respect to any transaction that may constitute a business combination or going private transaction.

15.	Benefits from the Offer

Except as described herein, to the knowledge of the Offeror, there are no direct or indirect benefits of accepting or refusing to accept the Offer that will accrue to any director or senior officer of Goldbelt, to any associate of a director or senior officer of Goldbelt, to any person or company holding more than 10% of any class of equity securities of Goldbelt or to any person or company acting jointly or in concert with the Offeror (including Wega Mining), other than those that will accrue to Shareholders generally.

16.  Agreements, Arrangements or Understandings

Other than the Support Agreement and the Lock-Up Agreements and the Revised Employment Agreements described below, there are (a) no arrangements or agreements made or proposed to be made between the Offeror or Wega Mining and any of the directors or senior officers of Goldbelt; and (b) no contracts, arrangements or understandings, formal or informal, between the Offeror or Wega Mining and any securityholder of Goldbelt with respect to the Offer. Other than the Support Agreement and the Lock-Up Agreements and the Revised Employment Agreements described below, there are no contracts, arrangements or understandings, formal or informal, between the Offeror or Wega Mining and any person or company with respect to any securities of Goldbelt in relation to the Offer. See Section 5 of this Circular, “Support Agreement” and Section 6 of this Circular, “Lock-Up Agreements”.

Employment Arrangements

Goldbelt has existing employment or service arrangements pursuant to which each of the Named Individuals currently provides his services to Goldbelt (each an “Existing Employment Agreement” and collectively the “Existing Employment Agreements”).

The Offeror wishes to retain the services of the Named Individuals after the Offeror has acquired Common Shares pursuant to the Offer. To that end, Goldbelt has agreed in the Support Agreement to use its best efforts to negotiate and enter into a new employment or service agreement (each a “Revised Employment Agreement” and collectively the “Revised Employment Agreements”) on terms satisfactory to the Offeror, acting reasonably, in respect of each of the Named Individuals. Further, it is a condition of the Offeror taking up and paying for Common Shares deposited under the Offer that Collin Ellison, the President and Chief Executive Officer and a Director of Goldbelt, enter into a new employment agreement with Goldbelt on terms satisfactory to the Offeror, acting reasonably. See Section 4 of the Offer, “Conditions of the Offer”. It is not a condition of the Offer that any of the other Named Individuals enter into Revised Employment Agreements with Goldbelt.

Under Mr. Ellison’s Existing Employment Agreement with Goldbelt, he is entitled to receive a salary of $281,250 per annum plus medical insurance benefits. Mr. Ellison is also entitled to participate in any incentive programs of Goldbelt, including share option plans, share purchase plans, share bonus plans or financial assistance plans in the discretion of the Board of Directors of Goldbelt. Under his Existing Employment Agreement, Mr. Ellison was issued 800,000 Performance Rights entitling him to receive 800,000 Common Shares, of which 600,000 Performance Rights had previously vested. Mr. Ellison was also granted Options, all of which have vested, entitling him to 300,000 Common Shares upon exercise. Completion of a change of control of Goldbelt is considered a termination of Mr. Ellison’s employment by Goldbelt unless Mr. Ellison consents otherwise in writing. Under his Existing Employment Agreement, upon a change of control of Goldbelt, Goldbelt must pay Mr. Ellison an amount equal to 18 months’ salary, in addition to any other amount payable to Mr. Ellison at law (such payment, including the similar payments to be made to the Named Individuals, being referred to as the “Change in Control Termination Payments”). In the event of a change of control of Goldbelt, Mr. Ellison’s unvested Performance Rights are accelerated and become due and issuable, which would entitle Mr. Ellison to receive 200,000 Common Shares. Mr. Ellison is also entitled to a cash bonus payment equal to the amount determined by multiplying 450,000 by the offer price payable per Common Share pursuant to any take-over bid, offer or arrangement which, if completed, would result in a change of control.

Under Mr. Ellison’s Revised Employment Agreement, the total compensation paid for the services of Mr. Ellison will be consistent with market compensation for employees with similar experience and responsibilities. It is expected that, under his Revised Employment Agreement, Mr. Ellison will be entitled to receive benefits, options to acquire common shares of Wega Mining in accordance with Wega Mining’s stock option plan (which options will have an exercise price that is equal to or greater than the market price of Wega Mining’s common shares at the time of grant) and cash bonuses to be paid periodically over the ensuing 24 months upon the satisfaction of specified performance criteria related to the development of the Inata project. It is also anticipated that Mr. Ellison will receive an amount in cash equivalent to his Change in Control Termination Payment.

The Existing Employment Agreements for the other Named Individuals also provide for a base salary or fee, as applicable, as well as, in certain cases, benefits, Options and Performance Rights. In addition, each of the other Named Individuals is entitled to 18 months salary or fee, as applicable, upon a change of control of Goldbelt unless the Named Individual consents otherwise in writing.

Under the Revised Employment Agreements for the other Named Individuals, the total compensation paid for the services of the other Named Individuals will be consistent with market compensation for employees with similar experience and responsibilities and commensurate with similarly situated employees at Wega Mining. It is expected that under the Revised Employment Agreements, the other Named Individuals will be entitled to receive benefits, options to acquire common shares of Wega Mining in accordance with Wega Mining’s stock option plan and/or cash bonuses to be paid periodically over the ensuing 24 months upon the satisfaction of specified performance criteria related to the development of the Inata project. It is also anticipated that each of the Named Individuals will receive an amount in cash equivalent to his respective Change in Control Termination Payment.

The terms of the Revised Employment Agreements have not been finalized as of the date hereof. As the terms of the Revised Employment Agreements have not yet been settled, the actual terms may differ from those described above. The Revised Employment Agreements will be negotiated at arm’s length with each Named Individual subsequent to the date hereof. The entering into of a Revised Employment Arrangement in respect of a Named Individual will not be conditional on such Named Individual supporting the Offer in any manner.

Canadian securities laws preclude the Offeror or Wega Mining from entering into any agreement, commitment or understanding with any securityholder of Goldbelt that has the effect of providing to such holder consideration of greater value than that offered to the other holders of the same class of securities. The Offeror intends to apply for a decision from each of the relevant securities regulatory authorities that the proposed Revised Employment Agreements are being entered into for reasons other than to increase the value of the consideration paid to the Named Individuals for their Common Shares and may be entered into despite the prohibition mentioned above.

17.  Effect of the Offer on the Market for and Listing of Common Shares and Status as a Reporting Issuer

The purchase of Common Shares by the Offeror under the Offer will reduce the number of Common Shares that might otherwise trade publicly and will reduce the number of Shareholders and, depending on the number of Common Shares acquired by the Offeror, could materially adversely affect the liquidity and market value of any remaining Common Shares held by the public.

The rules and regulations of the TSX establish certain criteria which, if not met, could lead to the delisting of the Common Shares from such exchange. Among such criteria are the number of Shareholders, the number of Common Shares publicly held and the aggregate market value of the Common Shares publicly held. Depending on the number of Common Shares purchased by the Offeror under the Offer, it is possible that the Common Shares will fail to meet these criteria for continued listing on such exchange. If this were to happen, the Common Shares could be delisted and this could adversely affect the market or result in a lack of an established market for such Common Shares. If permitted by applicable Laws, Wega Mining and the Offeror intend to cause Goldbelt to apply to delist the Common Shares from the TSX as soon as practicable after completion of the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction. If the Common Shares are delisted from the TSX, the extent of the public market for the Common Shares and the availability of price or other quotations would depend upon the number of Shareholders, the number of Common Shares publicly held and the aggregate market value of the Common Shares publicly held at such time, the interest in maintaining a market in Common Shares on the part of securities firms, whether Goldbelt remains subject to public reporting requirements in Canada and other factors.

After the purchase of the Common Shares and any Compulsory Acquisition or Subsequent Acquisition Transaction, Goldbelt may cease to be subject to the public reporting and proxy solicitation requirements of the securities laws of certain provinces of Canada. Furthermore, it may be possible for Goldbelt to request the elimination of the public reporting requirements of any province where a small number of Shareholders reside.

If permitted by applicable Laws, subsequent to the completion of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction, Wega Mining and the Offeror intend to cause Goldbelt to cease to be a reporting issuer under the securities laws of each province of Canada where it is currently registered as a reporting issuer.

18.	Certain Canadian Federal Income Tax Considerations

In the opinion of Davies Ward Phillips & Vineberg LLP, counsel to the Offeror and Wega Mining, the following summary describes the principal Canadian federal income tax considerations generally applicable to the disposition of Common Shares under the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction to Shareholders who, for the purposes of the Income Tax Act (Canada) (the “Tax Act”), and at all relevant times, hold their Common Shares as capital property, did not acquire the Common Shares pursuant to a stock option plan, and deal at arm’s length and are not affiliated with the Offeror or Goldbelt. Common Shares will generally be considered to be capital property to a Shareholder unless the Shareholder holds such shares in the course of carrying on a business or the Shareholder has acquired such shares in a transaction or transactions considered to be an adventure or concern in the nature of trade. Certain Canadian resident Shareholders whose Common Shares might not otherwise be considered capital property may be entitled to make an irrevocable election under subsection 39(4) of the Tax Act to have their Common Shares and all other “Canadian securities” (as defined in the Tax Act) owned by such Shareholder in the taxation year in which the election is made, and in all subsequent taxation years, deemed to be capital property.

This summary is based upon the current provisions of the Tax Act and the regulations thereunder (the “Regulations”) and counsel’s understanding of the administrative practices of the Canada Revenue Agency (“CRA”) published in writing prior to the date hereof. This summary also takes into account all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”), and assumes that all Tax Proposals will be enacted in the form proposed. However, there can be no assurance that the Tax Proposals will be enacted in their current form, or at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Tax Proposals, does not take into account or anticipate any changes in law or administrative practice, whether by legislative, regulatory, administrative or judicial action or decision, nor does it take into account or consider other federal or any provincial, territorial or foreign tax considerations, which may differ significantly from the Canadian federal income tax considerations described herein.

This summary is not applicable to a Shareholder that is (a) a “financial institution” as defined in the Tax Act for the purposes of the “mark-to-market” rules, (b) a “specified financial institution” as defined in the Tax Act, or (c) a Shareholder an interest in which is, or for whom a Common Share would be, a “tax shelter investment” as defined in the Tax Act. Such Shareholders should consult their own tax advisors.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Shareholder. This summary is not exhaustive of all Canadian federal income tax considerations. Consequently, Shareholders are urged to consult their own tax advisors for advice regarding the income tax consequences to them of disposing of their Common Shares under the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction having regard to their own particular circumstances, and any other consequences to them of such transactions under Canadian federal, provincial, territorial or local tax laws and under foreign tax laws.

Shareholders Resident in Canada

The following portion of the summary is generally applicable to a Shareholder who, at all relevant times, for purposes of the Tax Act and any applicable income tax treaty is, or is deemed to be, resident in Canada (a “Resident Holder”).

Sale Pursuant to the Offer

A Resident Holder who disposes of Common Shares to the Offeror under the Offer will realize a capital gain (or capital loss) equal to the amount by which the cash received for the Common Shares, less any reasonable costs of disposition, exceeds (or is less than) the adjusted cost base of the Common Shares to the Resident Holder.

Generally, a Resident Holder is required to include in computing its income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized in such taxation year. Subject to and in accordance with the provisions of the Tax Act, a Resident Holder is required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized by the Resident Holder in the year. Allowable capital losses in excess of taxable capital gains for the year may be carried back and deducted in any of the three preceding years or carried forward and deducted in any subsequent year against net taxable capital gains realized in such years in the circumstances described in the Tax Act.

Capital gains realized by individuals and certain trusts may give rise to a liability for alternative minimum tax under the Tax Act.

The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition of a Common Share may be reduced by the amount of dividends previously received or deemed to have been received on such Common Share, subject to and in accordance with the provisions of the Tax Act. Similar rules may apply to a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Such Resident Holders should consult their own tax advisors regarding these rules.

A Resident Holder that is throughout the year a “Canadian-controlled private corporation” as defined in the Tax Act may be liable to pay an additional refundable tax of 6 2/3% on certain investment income, including taxable capital gains.

Compulsory Acquisition

As described in Section 14 of the Circular, “Acquisition of Common Shares Not Deposited — Compulsory Acquisition”, the Offeror may, in certain circumstances, acquire Common Shares pursuant to Section 300 of the BCBCA. A Resident Holder disposing of Common Shares pursuant to a Compulsory Acquisition will realize a capital gain (or capital loss) generally calculated in the same manner and with the tax consequences as described above under “Shareholders Resident in Canada — Sale Pursuant to the Offer”.

A Resident Holder who obtains an order of a court of competent jurisdiction in respect of a Compulsory Acquisition and receives a cash payment from the Offeror for its Common Shares will be considered to have disposed of the Common

Shares for proceeds of disposition equal to the amount received (not including the amount of any interest awarded by the court). As a result, a Resident Holder will realize a capital gain (or a capital loss) generally calculated in the same manner and with the tax consequences as described above under “Shareholders Resident in Canada — Sale Pursuant to the Offer”. Any interest awarded to a dissenting Resident Holder by the court must be included in computing such Resident Holder’s income for the purposes of the Tax Act.

Subsequent Acquisition Transaction

As described in Section 14 of the Circular, “Acquisition of Common Shares Not Deposited — Subsequent Acquisition Transaction”, if the compulsory acquisition provisions of Section 300 of the BCBCA are not utilized, the Offeror may propose other means of acquiring the remaining issued and outstanding Common Shares. A Subsequent Acquisition Transaction may be effected by an amalgamation, capital reorganization, share consolidation, statutory arrangement or other transaction. The tax treatment of a Subsequent Acquisition Transaction to a Resident Holder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out. Resident Holders should consult their own tax advisors for advice with respect to the income tax consequences to them of having their Common Shares acquired pursuant to a Subsequent Acquisition Transaction.

By way of example, a Subsequent Acquisition Transaction could be implemented by means of an amalgamation of Goldbelt with the Offeror and/or one or more of its affiliates pursuant to which Resident Holders who have not tendered their Common Shares under the Offer would have their Common Shares exchanged on the amalgamation for redeemable preference shares of the amalgamated corporation (“Redeemable Shares”) which would then be immediately redeemed for cash. In those circumstances, a Resident Holder would not realize a capital gain or capital loss as a result of such exchange of Common Shares for Redeemable Shares, and the cost of the Redeemable Shares received would be the aggregate adjusted cost base of the Common Shares to the Resident Holder immediately before the amalgamation.

Upon redemption of its Redeemable Shares, the Resident Holder would be deemed to have received a dividend (subject to the potential application of subsection 55(2) of the Tax Act to Resident Holders that are corporations, as discussed below) equal to the amount by which the redemption price of the Redeemable Shares exceeds their paid-up capital for purposes of the Tax Act. The difference between the redemption price and the amount of the deemed dividend would be treated as proceeds of disposition of such shares for purposes of computing any capital gain or capital loss arising on the redemption of such shares.

Subsection 55(2) of the Tax Act provides that where a Resident Holder that is a corporation is deemed to receive a dividend under the circumstances described above, all or part of the deemed dividend may be treated instead as proceeds of disposition of the Redeemable Shares for the purpose of computing the Resident Holder’s capital gain on the redemption of such shares. Accordingly, Resident Holders that are corporations should consult their own tax advisors for specific advice with respect to the potential application of this provision. Subject to the potential application of this provision, dividends deemed to be received by a Resident Holder that is a corporation as a result of the redemption of the Redeemable Shares will be included in computing its income, but normally will also be deductible in computing its taxable income.

A Resident Holder that is a “private corporation” or a “subject corporation” (as such terms are defined in the Tax Act) may be liable to pay the 33 1/3% refundable tax under Part IV of the Tax Act on dividends deemed to be received on the Redeemable Shares to the extent that such dividends are deductible in computing the Resident Holder’s taxable income.

In the case of a Resident Holder who is an individual, dividends deemed to be received as a result of the redemption of the Redeemable Shares will be included in computing the Resident Holder’s income and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends paid by a taxable Canadian corporation. A dividend will be eligible for an enhanced gross-up and dividend tax credit if the recipient receives written notice from the issuer of the Redeemable Shares designating the dividend as an “eligible dividend” within the meaning of the Tax Act.

Pursuant to the current administrative practice of the CRA, a Resident Holder who exercises his or her statutory right of dissent in respect of an amalgamation would be considered to have disposed of his or her Common Shares for proceeds of disposition equal to the amount paid by the amalgamated corporation to the dissenting Resident Holder (other than interest awarded by a court of competent jurisdiction). As a result, a Resident Holder will realize a capital gain (or a capital loss) generally calculated in the same manner and with the tax consequences as described above under “Shareholders Resident in Canada — Sale Pursuant to the Offer”. Any interest awarded to a dissenting Resident Holder by the court must be included in computing such Resident Holder’s income for the purposes of the Tax Act.

Shareholders Not Resident in Canada

The following portion of the summary is generally applicable to a Shareholder who, at all relevant times, for purposes of the Tax Act and any applicable income tax treaty, is not resident in Canada, nor deemed to be resident in Canada, and does not use or hold, and is not deemed to use or hold, Common Shares in connection with carrying on a business in Canada (a “Non-Resident Holder”). Special rules, which are not discussed in this summary, may apply to a non-resident that is an insurer carrying on business in Canada and elsewhere.

Disposition of Common Shares Pursuant to the Offer or a Compulsory Acquisition

A Non-Resident Holder who disposes of Common Shares under the Offer or a Compulsory Acquisition will realize a capital gain or a capital loss computed in the manner described above under “Shareholders Resident in Canada — Sale Pursuant to the Offer”. A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized on the disposition of Common Shares pursuant to the Offer or Compulsory Acquisition unless the Common Shares constitute “taxable Canadian property” to the Non-Resident Holder and do not constitute “treaty-protected property”.

Generally, a Common Share will not constitute “taxable Canadian property” to a Non-Resident Holder at a particular time, provided that (a) such Common Share is listed on a prescribed stock exchange (which currently includes the TSX) at that time, (b) the Non-Resident Holder, persons with whom the Non-Resident Holder does not deal at arm’s length, or the Non-Resident Holder together with such persons have not owned 25% or more of the shares of any class or series of Goldbelt at any time within the 60-month period immediately preceding that time and (c) the Common Share is not deemed to be taxable Canadian property for purposes of the Tax Act. See “Delisting of Common Shares Following Completion of the Offer” below, in the case where Common Shares are delisted prior to a Compulsory Acquisition.

Even if the Common Shares are taxable Canadian property to a Non-Resident Holder, a taxable capital gain resulting from the disposition of the Common Shares will not be included in computing the Non-Resident Holder’s income for purposes of the Tax Act if the Common Shares constitute “treaty-protected property”. Common Shares owned by a Non-Resident Holder will generally be “treaty-protected property” if the gain from the disposition of such property would, because of an applicable income tax treaty, be exempt from tax under the Tax Act. By way of example, under the Canada-US Income Tax Convention (the “US Treaty”), a Non-Resident Holder who is a resident of the United States for the purposes of the Tax Act and the US Treaty will be exempt from tax in Canada in respect of a gain realized on the disposition of the Common Shares, provided the value of such shares is not derived principally from real property situated in Canada. In the event that Common Shares constitute taxable Canadian property but not treaty-protected property to a particular Non-Resident Holder, the tax consequences as described above under “Shareholders Resident in Canada — Sale Pursuant to the Offer” will generally apply. A Non-Resident Holder who disposes of “taxable Canadian property” must file a Canadian income tax return for the year in which the disposition occurs, regardless of whether the Non-Resident Holder is liable to Canadian tax on any gain realized as a result.

Any interest awarded by the court and paid or credited to a Non-Resident Holder who obtains an order of the court in respect of a Compulsory Acquisition will be subject to Canadian withholding tax at the rate of 25%, subject to reduction pursuant to the provisions of an applicable income tax treaty. Where the Non-Resident Holder is entitled to benefits under the US Treaty, by way of example, and is the beneficial owner of the interest, the applicable rate is generally reduced to 10%, and may be reduced to 0% under the fifth protocol to the US Treaty released on September 21, 2007 and under the Tax Proposals.

Disposition of Common Shares Pursuant to a Subsequent Acquisition Transaction

As described in Section 14 of the Circular, “Acquisition of Common Shares Not Deposited — Subsequent Acquisition Transaction”, the Offeror reserves the right to use all reasonable efforts to acquire the balance of Common Shares not acquired under the Offer or by Compulsory Acquisition. A Subsequent Acquisition Transaction may be effected by an amalgamation, capital reorganization, share consolidation, statutory arrangement or other transaction. The Canadian federal income tax consequences of a Subsequent Acquisition Transaction to a Non-Resident Holder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out and may be substantially the same as, or materially different from, those described above. See “Delisting of Common Shares Following Completion of the Offer” below, in the case where Common Shares are delisted prior to a Subsequent Acquisition Transaction.

A Non-Resident Holder may realize a capital gain (or a capital loss) and/or a deemed dividend on the disposition of Common Shares pursuant to a Subsequent Acquisition Transaction. Capital gains and capital losses realized by a Non-

Resident Holder in connection with a Subsequent Acquisition Transaction will be subject to taxation in the manner described above under “Shareholders Not Resident in Canada — Disposition of Common Shares Pursuant to the Offer or a Compulsory Acquisition”. Dividends paid or deemed to be paid to a Non-Resident Holder will be subject to Canadian withholding tax at a rate of 25%, subject to reduction pursuant to the provisions of an applicable income tax treaty. Where the Non-Resident Holder is entitled to the benefits under the US Treaty, by way of example, and is the beneficial owner of the dividends, the applicable rate is generally reduced to 15%.

Any interest paid to a Non-Resident Holder exercising its right to dissent in respect of a Subsequent Acquisition Transaction will be subject to Canadian withholding tax at the rate of 25%, subject to reduction pursuant to the provisions of an applicable income tax treaty (10% under the US Treaty, for example, with possible reduction to 0% under the fifth protocol to the US Treaty and the Tax Proposals).

Delisting of Common Shares Following Completion of the Offer

As described above in Section 17 of the Circular, “Effect of the Offer on the Market for and Listing of Common Shares and Status as a Reporting Issuer”, the Common Shares may cease to be listed on the TSX following the completion of the Offer and may not be listed on the TSX at the time of their disposition pursuant to a Compulsory Acquisition or a Subsequent Acquisition Transaction. Non-Resident Holders are cautioned that if the Common Shares are not listed on a prescribed or recognized stock exchange (which includes the TSX) at the time they are disposed of:

(a)	the Common Shares will generally be taxable Canadian property for Non-Resident Holders;

(b)	Non-Resident Holders may be subject to income tax under the Tax Act in respect of any capital gain realized on such disposition (unless the Common Shares constitute “treaty-protected property”, as described above); and

(c)	the notification and withholding provisions of section 116 of the Tax Act will apply to Non-Resident Holders, in which case the Offeror may be required to deduct or withhold an amount from any payment made to a Non-Resident Holder in respect of the acquisition of Common Shares.

A Non-Resident Holder that disposes of “taxable Canadian property” must file a Canadian income tax return for the year in which the disposition occurs regardless of whether the Non-Resident Holder is liable to Canadian tax on any gain realized as a result.

19.	Certain United States Federal Income Tax Considerations

The following summary describes the material US federal income tax considerations generally applicable to US Shareholders (as defined below) with respect to the disposition of Common Shares under the Offer (or a Compulsory Acquisition). This summary is based upon the US Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, administrative pronouncements, and judicial decisions, in each case as in effect on the date hereof, all of which are subject to change (possibly with retroactive effect). No ruling will be requested from the US Internal Revenue Service (the “IRS”) regarding the tax consequences of the Offer (or a Compulsory Acquisition) and there can be no assurance that the IRS will agree with the discussion set out below. The discussion does not address aspects of US federal taxation other than income taxation, nor does it address all aspects of US federal income taxation, including aspects of US federal income taxation that may be applicable to particular Shareholders, including but not limited to Shareholders who are dealers in securities, life insurance companies, tax-exempt organizations, banks, non-US persons, persons who hold Common Shares through partnerships or other pass-through entities, persons who own, directly or indirectly, 5% or more, by voting power or value, of the outstanding shares of Goldbelt, the Offeror or Wega Mining, persons whose functional currency is not the US dollar or who acquired their Common Shares in a compensatory transaction, and persons who hold Common Shares as part of a straddle, hedge, constructive sale or other integrated transaction for tax purposes. This summary is limited to persons who hold their Common Shares as a “capital asset” within the meaning of Section 1221 of the Code. The discussion also does not address the US federal income tax consequences to holders of Performance Rights or to holders of Options or any other securities of Goldbelt that are convertible into or exchangeable or exercisable for Common Shares. In addition, it does not address state, local or non-US tax consequences. US Shareholders are urged to consult their tax advisors with respect to the US federal, state, local and non-US tax consequences to their particular situations of the Offer (or a Compulsory Acquisition) or other transactions described in Section 14 of the Circular, “Acquisition of Common Shares Not Deposited”.

As used herein, the term “US Shareholder” means a beneficial owner of Common Shares that is, for US federal income tax purposes (a) a citizen or resident of the United States; (b) a corporation or other entity taxable as a corporation created or organized under the laws of the United States or any political subdivision thereof or therein; (c) an estate the income of which is subject to US federal income taxation regardless of its source; or (d) a trust (i) that is subject to the supervision of a court within the United States and the control of one or more US persons as described in Code Section 7701(a)(30) or (ii) that has a valid election in effect under applicable US Treasury regulations to be treated as a US person.

Disposition of Common Shares

A US Shareholder who sells Common Shares in the Offer (or a Compulsory Acquisition) generally will recognize a capital gain or loss for US federal income tax purposes equal to the difference, if any, between the amount of cash received (other than amounts, if any, received in a Compulsory Acquisition that are or are deemed to be interest for US federal income tax purposes, which would be treated as ordinary income) and the US Shareholder’s adjusted tax basis in the Common Shares sold in the Offer (or a Compulsory Acquisition). In general, capital gains recognized by an individual, estate or trust will be subject to a maximum US federal income tax rate of 15% if the Common Shares were held for more than one year.

If the Offeror is unable to effect a Compulsory Acquisition or if the Offeror elects not to proceed with a Compulsory Acquisition, then the Offeror may propose a Subsequent Acquisition Transaction as described in Section 14 of the Circular, “Acquisition of Common Shares Not Deposited”. The US federal income tax consequences resulting therefrom would depend upon the manner in which the transaction is carried out. Generally, if a US Shareholder receives cash in exchange for Common Shares, it is expected that the US federal income tax consequences to the US Shareholder will be substantially similar to the consequences described above. However, there can be no assurance that the US federal income tax consequences of a Subsequent Acquisition Transaction will not be materially different from the consequences described above. US Shareholders should consult their own income tax advisors with respect to the income tax consequences to them of having their Common Shares acquired pursuant to a Subsequent Acquisition Transaction. This summary does not describe the tax consequences of any such transaction to a US Shareholder.

If a US Shareholder is a cash-basis taxpayer who receives foreign currency, such as Canadian dollars, in connection with the Offer (or a Compulsory Acquisition) of Common Shares, the amount realized will be based on the US dollar value of the foreign currency received, as determined on the settlement date of such Offer (or Compulsory Acquisition).

If a US Shareholder is an accrual-basis taxpayer, the US Shareholder may elect the same treatment required of cash basis taxpayers with respect to the Offer (or a Compulsory Acquisition) of Common Shares, provided the election is applied consistently from year to year. The election may not be changed without the consent of the IRS. If a US Shareholder is an accrual-basis taxpayer and does not elect to be treated as a cash-basis taxpayer for this purpose, the US Shareholder might have a foreign currency gain or loss for US federal income tax purposes. Any gain or loss would be equal to any difference between the US dollar value of the foreign currency received on the date of the sale in the Offer (or in a Compulsory Acquisition) of Common Shares and on the date of payment if these dates are considered to be different for US federal tax purposes. Any currency gain or loss generally would be treated as US source ordinary income or loss and would be in addition to the gain or loss, if any, recognized.

Foreign Tax Credits for Canadian Taxes Paid or Withheld

A US Shareholder that pays (directly or through withholding) Canadian income taxes in connection with the Offer (or a Compulsory Acquisition) may be entitled to claim a deduction or credit for US federal income tax purposes, subject to a number of complex rules and limitations. Gain on the disposition of Common Shares generally will be US source gain for foreign tax credit purposes, unless the gain is subject to tax in Canada and resourced as foreign source gain under the provisions of the US Treaty. US Shareholders should consult their own tax advisors regarding the foreign tax credit implications of disposing of Common Shares in the Offer (or a Compulsory Acquisition).

Information Reporting and Backup Withholding

Payments in respect of Common Shares may be subjected to information reporting to the IRS. In addition, a US Shareholder (other than certain exempt holders including, among others, corporations) may be subject to backup withholding at a 28% rate on cash payments received in connection with the Offer (or a Compulsory Acquisition).

Backup withholding will not apply, however, to a US Shareholder who furnishes a correct taxpayer identification number and certifies as to no loss of exemption from backup withholding and otherwise complies with the applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. Rather, any amount withheld under the backup withholding rules will be creditable or refundable against the US Shareholder’s US federal income tax liability, provided the required information is furnished to the IRS.

20.	Acceptance of the Offer

The Offeror has no knowledge regarding whether any Shareholders will accept the Offer, other than the Locked-Up Shareholders, who have agreed to accept the Offer pursuant to the Lock-Up Agreements.

21.	Depositary

Wega Mining and the Offeror have engaged Computershare Investor Services Inc. as the Depositary under the Offer. In such capacity, the Depositary will receive deposits of certificates representing Common Shares and accompanying Letters of Transmittal deposited under the Offer at the respective offices specified in the Letter of Transmittal. In addition, the Depositary will receive deposits of Notices of Guaranteed Delivery at its office in Toronto, Ontario specified in the Notice of Guaranteed Delivery. The Depositary will also be responsible for giving certain notices, if required, and for making payment for all Common Shares purchased by the Offeror under the Offer. The Depositary will also facilitate book-entry transfers of Common Shares. The Depositary will receive reasonable and customary compensation from Wega Mining and the Offeror for their services in connection with the Offer, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities, including liabilities under securities laws and expenses in connection therewith.

22.	Information Agent

Wega Mining and the Offeror have retained Kingsdale Shareholder Services Inc. to act as Information Agent in connection with the Offer. The Information Agent will receive reasonable and customary compensation from Wega Mining and/or the Offeror for services in connection with the Offer and will be reimbursed for certain out-of-pocket expenses.

Except as set out herein, Wega Mining and the Offeror have not agreed to pay any fees or commissions to any stockbroker, dealer or other person for soliciting tenders of Common Shares under the Offer; provided that Wega Mining and/or the Offeror may make other arrangements with information agents for customary compensation during the Offer period if they consider it appropriate to do so.

23.	Legal Matters

The Offeror and Wega Mining are being advised in respect of certain matters concerning the Offer by, and the opinions contained under “Certain Canadian Federal Income Tax Considerations” have been provided by, Davies Ward Phillips & Vineberg LLP, Canadian counsel to the Offeror and Wega Mining.

24.	Statutory Rights

Securities legislation in certain of the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at law, rights of rescission or rights to damages, or both, if there is a misrepresentation in a circular or a notice that is required to be delivered to the Shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

25.	Directors’ Approval

The contents of the Offer and Circular have been approved, and the sending of the Offer and Circular to the Shareholders has been authorized, by the Board of Directors of each of Wega Mining and the Offeror.

CONSENT OF COUNSEL

TO:  The Directors of Wega Mining Inc.

We hereby consent to the reference to our name and opinions contained under “Certain Canadian Federal Income Tax Considerations” in the Circular accompanying the Offer dated November 5, 2007 made by Wega Mining Inc. to the holders of Common Shares of Goldbelt Resources Ltd.

Toronto, Canada	(signed) Davies Ward Phillips & Vineberg llp
November 5, 2007

APPROVAL AND CERTIFICATE OF THE OFFEROR

The contents of the Offer and Circular have been approved, and the sending, communication or delivery thereof to the Shareholders of Goldbelt Resources Ltd. has been authorized, by the Board of Directors of Wega Mining Inc. The contents of the Offer and Circular have also been approved, and the sending, communication or delivery thereof to the Shareholders of Goldbelt Resources Ltd. has been authorized, by the Board of Directors of Wega Mining ASA. As Wega Mining Inc. has only one officer and only two directors, this Offer and Circular has been executed by the sole officer and all of the directors of Wega Mining Inc.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the foregoing does not contain any misrepresentation likely to affect the value or the market price of the Common Shares which are the subject of the Offer.

DATED: November 5, 2007

(signed) Ron MacArthur
Chief Executive Officer, Chief Financial Officer and Secretary

By all of the members of the Board of Directors

(signed) Ron MacArthur	(signed) Sverre Slåttsveen
Director	Director

APPROVAL AND CERTIFICATE OF WEGA MINING

The contents of the Offer and Circular have been approved, and the sending, communication or delivery thereof to the Shareholders of Goldbelt Resources Ltd. has been authorized, by the Board of Directors of Wega Mining ASA. The contents of the Offer and Circular have also been approved, and the sending, communication or delivery thereof to the Shareholders of Goldbelt Resources Ltd. has been authorized, by the Board of Directors of Wega Mining Inc. As Wega Mining Inc. has only one officer and only two directors, this Offer and Circular has been executed by the sole officer and all of the directors of Wega Mining Inc.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the foregoing does not contain any misrepresentation likely to affect the value or the market price of the Common Shares which are the subject of the Offer.

DATED: November 5, 2007

(signed) Lars Marius Furu Chief Executive Officer	(signed) Sverre Slåttsveen Chief Financial Officer

On behalf of the Board of Directors

(signed) Rabbe E. Lund Chairman and Director	(signed) Jan Haudemann-Andersen Director

SCHEDULE A

SECTION 300 OF THE BCBCA

The exact terms and procedures of the rights of dissent available to Shareholders will depend on the structure of the Subsequent Acquisition Transaction and will be fully described in the proxy circular or other disclosure document provided to Shareholders in connection with the Subsequent Acquisition Transaction.

Business Corporations Act (British Columbia)

Acquisition procedures — s. 300(1)

300.

(1)	In this section:

“acquiring person” means a person who, under a scheme or contract, makes an acquisition offer, and includes 2 or more persons who, directly or indirectly,

(a)	make an acquisition offer jointly or in concert, or

(b)	intend to exercise jointly or in concert voting rights attached to shares for which an acquisition offer is made;

“acquisition offer” means an offer made by an acquiring person to acquire shares, or any class of shares, of a company;

“offeree”, in respect of an acquisition offer, means a shareholder to whom the acquisition offer is made;

“subject company” means the company, shares or any class of shares of which are the subject of an acquisition offer.

(2)	For the purposes of this section,

(a)	every acquisition offer for shares of more than one class of shares is deemed to be a separate acquisition offer for shares of each class of shares, and

(b)	each acquisition offer is accepted if, within 4 months after the making of the offer, the offer is accepted regarding the shares, or regarding each class of shares involved, by shareholders who, in the aggregate, hold at least 9/10 of those shares or of the shares of that class of shares, other than shares already held at the date of the offer by, or by a nominee for, the acquiring person or its affiliate.

(3)	If an acquisition offer is accepted within the meaning of subsection (2)(b), the acquiring person may, within 5 months after making the offer, send written notice to any offeree who did not accept the offer, that the acquiring person wants to acquire the shares of that offeree that were involved in the offer.

(4)	If a notice is sent to an offeree under subsection (3), the acquiring person is entitled and bound to acquire all of the shares of that offeree that were involved in the offer for the same price and on the same terms contained in the acquisition offer unless the court orders otherwise on an application made by that offeree within 2 months after the date of the notice.

(5)	On the application of an offeree under subsection (4), the court may

(a)	set the price and terms of payment, and

(b)	make consequential orders and give directions the court considers appropriate.

(6)	If a notice has been sent by an acquiring person under subsection (3) and the court has not ordered otherwise under subsection (4), the acquiring person must, no earlier than 2 months after the date of the notice, or, if an application to the court by the offeree to whom the notice was sent is then pending, at any time after that application has been disposed of,

(a)	send a copy of the notice to the subject company, and

(b)	pay or transfer to the subject company the amount or other consideration representing the price payable by the acquiring person for the shares that are referred to in the notice.

A-1

(7)	On receiving the copy of the notice and the amount or other consideration referred to in subsection (6), the subject company must register the acquiring person as a shareholder with respect to those shares.

(8)	Any amount received by the subject company under this section must be paid into a separate account at a savings institution and, together with any other consideration so received, must be held by the subject company, or by a trustee approved by the court, in trust for the persons entitled to that sum.

(9)	If the acquiring person has not, within one month after becoming entitled to do so, sent the notice referred to in subsection (3), the acquiring person must send a written notice to each offeree referred to in subsection (3) stating that the offeree, within 3 months after receiving the notice, may require the acquiring person to acquire the shares of that offeree that were involved in the acquisition offer.

(10)	If an offeree requires the acquiring person to acquire the offeree’s shares in accordance with subsection (9), the acquiring person must acquire those shares for the same price and on the same terms contained in the acquisition offer.

A-2

The Depositary for the Offer is:

Computershare Investor Services Inc.

By Mail

P.O. Box 7021
31 Adelaide Street East
Toronto, Ontario M5C 3H2
Attention: Corporate Actions

By Registered Mail, by Hand, or by Courier

Toronto Office: 100 University Avenue 9th Floor Toronto, Ontario M5J 2Y1 Attention: Corporate Actions	Vancouver Office: 510 Burrard Street 2nd Floor Vancouver, British Columbia V6C 3B9 Attention: Corporate Actions

Toll Free (Canada and the United States): 1-800-564-6253
International: 514-982-7555
E-Mail: corporateactions@computershare.com

The Information Agent for the Offer is:

Any questions and requests for assistance may be directed to the Information Agent
at the telephone numbers and location set out below:

The Exchange Tower
130 King Street West
Suite 2950, P.O. Box 361
Toronto, Ontario
M5X 1E2

North American Toll Free: 1-866-879-7649
Outside North America, Shareholders, Banks and Brokers Call Collect: 416-867-2272
Email: contactus@kingsdaleshareholder.com
Facsimile: 416-867-2271
Toll Free Facsimile: 1-866-545-5580

Any questions and requests for assistance may be directed by holders of Common Shares to the Depositary or the Information Agent at their respective telephone numbers and locations set out above. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.